1163734

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032396

REGISTRANT'S NAME Norske Skogindustrier

*CURRENT ADDRESS

PROCESSED

**FORMER NAME MAY 30 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5226 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/26/02

Norske Skogindustrier ASA in 2001

Annual Report

Norske Skog in 2001:

Record earnings

Increased presence on three continents

Improved financial position

President and CEO Jan Reinås demands focus on efficiency and costs

Read more about:

The limitations of the crystal ball

How Norske Skog is managed



Norske Skog

CONTENTS

INTRODUCTION 1-9

This section gives a Group profile and main features of Norske Skog's activity in 2001.



Renewed efforts

"Now we shall prove that we have the know-how and the energy to reinforce our position as one of the leading companies in the industry," writes Jan Reinås.

REVIEW OF OPERATIONS 10-29

4.8 million tonnes publication paper in 2001

During 2001 publication paper markets became gradually weaker throughout the world, but trends differed somewhat from region to region. This section also discusses several projects in the area of marketing and human resources.



ANALYTIC INFORMATION 30-43

The limitations of the crystal ball

Norske Skog's arena is the market for the dissemination of information, group identity and entertainment. A background article discusses the relationship between paper-based information and new, electronic media. There are many indications that the media and entertainment sector will grow faster than the rest of the economy, becoming a more important component of the world economy. Strong growth in the total market will also lead to growth in the segment in which Norske Skog works.





Cover: One of the newsboys who ensure that Americans get their daily paper. There are nearly 1,500 daily papers in the US, with a total circulation of around 55 million copies. Photo: Stone / Daniel Bosler.

SHAREHOLDER INFORMATION..........44-51



Plus 18%

Norske Skog's primary goal is to give its shareholders a total return matching that of the best companies in the sector. During the period 2000-2001 Norske Skog achieved a return which was 18% higher than that of the companies in a comparable group.

MANAGEMENT, REMUNERATION AND SHAREHOLDINGS..........................52-59

How Norske Skog is managed

In the space of a short time, Norske Skog grew into a company with activity in fifteen countries on five continents. How is such a company managed – and who makes up its management?



ANNUAL REPORT...........60-95

After strong expansion, Norske Skog is now focusing on consolidation to strengthen its competitiveness by – among other things – increasing productivity and paying off debt.





INTRODUCTION

This is Norske Skog

NORSKE SKOG IS THE world's second largest producer of publication paper, with 24 wholly- and partly-owned mills in 15 countries on five continents. Norske Skog has a 13% share of the global market for newsprint and magazine paper.

Norske Skog was established in 1962, and its first newsprint machine came on line in 1966. Acquisitions, construction of new capacity and mergers made the Company the undisputed leader of Norway's paper and pulp industry during the 1970's and 1980's. In the 1990's Norske Skog built a strong European platform through acquisitions and new plant construction in Norway, France, Austria and The Czech Republic.

Since 2000 the Company has been a leading global player, with activities in Asia, North America, South America and Australasia. In 2001 it further strengthened its position by acquiring two more mills in Europe, increasing its ownership in the companies in Asia and South America, and selling activities outside its core area publication paper.

From 1991 to 2001 operating revenue rose from NOK 8.6 billion to NOK 30.4 billion, and its market capitalisation from just over NOK 2 billion to over NOK 22 billion.


NORTH AMERICA
NORSKECANADA ELK FALLS*
NORSKECANADA POWELL RIVER*
NORSKECANADA PORT ALBERNI*
NORSKECANADA CROFTON*
CORPORATE OFFICE NORSKECANADA (VANCOUVER)
SOUTH AMERICA
NORSKE SKOG BIO BIO


PRESIDENT AND CHIEF EXECUTIVE OFFICER
Jan Reinås
CORPORATE STRATEGY
SVP Jan A. Oksum
Deputy to CEO
CORPORATE FINANCE
SVP AND CFO
Jan Kildal
GLOBAL OPTIMISATION AND CORPORATE HUMAN RESOURCES
SVP Ida Goodreau
NORSKE SKOG EUROPE
PRESIDENT
Claes-Inge Isacson
NORSKE SKOG AUSTRALASIA
PRESIDENT
David Kirk
NORSKE SKOG SOUTH AMERICA
PRESIDENT
Vidar Lerstad
PARTIALLY OWNED COMPANIES AND OTHER ACTIVITIES
SVP Jan A. Oksum
Pan Asia Paper Co. Pte Ltd.
Malaysian Newsprint Industry
Norske Skog Canada Ltd.
Other Activities


EUROPE
NORSKE SKOG SKOGN
NORSKE SKOG FOLLUM
NORSKE SKOG UNION
NORSKE SKOG SAUGBRUGS
CORPORATE CENTRE
REGIONAL HEAD OFFICE EUROPE
NORSKE SKOG BRUCK
NORSKE SKOG STETI
NORSKE SKOG PARENCO
NORSKE SKOG WALSUM
NORSKE SKOG GOLBEY
ASIA
PAN ASIA PAPER CHONGWON*
PAN ASIA PAPER CHONJU*
SHANGHAI PAN ASIA-POTENTIAL PAPER*
PAN ASIA SING BURI*
HEAD OFFICE PAN ASIA PAPER (SINGAPORE)*
MALAYSIAN NEWSPRINT INDUSTRIES*
NORSKE SKOG PISA
NORSKE SKOG KLABIN*
REGIONAL HEAD OFFICE SOUTH AMERICA (CURITIBA IN BRAZIL)
AUSTRALASIA
REGIONAL HEAD OFFICE AUSTRALASIA (SYDNEY, AUSTRALIA)
NORSKE SKOG ALBURY
NORSKE SKOG TASMAN
NORSKE SKOG BOYER
*) PARTLY-OWNED MILL



Renewed efforts

Profitable growth

WE SHALL NOT DWELL too much on the excellent results attained in 2001. We have come far. If we look at our vision, goals and strategy, as they were formulated in 1999, and compare them with where we stand today, there is every reason to give great credit to the organisation for the results achieved. We can look back on two years of profitable growth, with good demand for our products. Operating margins are on a level with – or better than – our main competitors in publication paper. Norske Skog is now a clear, distinct company. We have divested everything outside our core business and can go forward with complete focus on improving our competitiveness, particularly in a weaker market for newsprint and magazine paper. We see no improvement in 2002, at least not before the second half of the year. It is now that we shall prove that we have the necessary knowledge and ability to strengthen our position as one of the leading companies in our sector.

Paying off debt

2002 WILL BE THE YEAR for consolidation. Paying off debt has priority. Norske Skog is a soundly structured company where past investments are well matched with access to cash flow from the various parts of the Group. A basic requirement is to stay focused on efficiency and costs. We shall improve our competitiveness by adapting products and quality. By implementing best practice throughout the value chain, Norske Skog will contribute to its customers' competitiveness and value creation. The goal is to be the market's preferred supplier of publication paper.

Challenges

CONSOLIDATION IN our industry is continuing, and Norske Skog shall still be a part of this trend. However, we have recently demonstrated through our purchase of the Haindl mills Parenco and Walsum that we have ability to actively participate in the market. This project gave us the chance to offer our customers an even broader range of magazine paper products, but it also entailed tough integration challenges in a very weak market. Norske Skog is favourably placed in the most important growth markets for newsprint and magazine paper. We are strong in Asia through our 50 per cent stake in Pan Asia Paper Company, and we have a dominant position in the South American market. Exploiting and further developing this promising position offers great possibilities. Our position in the South American market is unique, with great market potential and highly efficient operations.



INTRODUCTION

Shareholders' General Meeting
The ordinary General Meeting will be held on Monday 29 April, at 1 p.m. at Rica Sjølyst Konferansesenter, Drammensveien 154, Oslo.

Financial Information 2002
Shares will be listed ex -dividend 30 April. Payment of dividend to shareholders who are listed in the company's register of shareholders as of 29 April, 16 May.

Publication of Quarterly Results 2002
First quarter 29 April
Second quarter 29 July
Third quarter 24 October

Additional Information on the Internet
Additional financial information concerning Norske Skog may be found on the Internet: www.norske.skog.com

Including:
- All result reports
- Press releases
- Presentations to the stock market
- Information about the Group's organisation, management and activity
- Information about mills, products, markets, environmental questions and research
- Links to other relevant sources

Main figures for 2001



OPERATING REVENUE PER AREA

- Europe 47%
- North America 18%
- South America 6%
- Australasia 15%
- Asia 8%
- Other activities 6%



OPERATING REVENUE PER PRODUCT

- Newsprint 68%
- Pulp 10%
- SC magazine paper 10%
- LWC magazine paper 7%
- Other 5%



CAPACITY PUBLICATION PAPER PER AREA

- Europe 46%
- Australasia 12%
- South America 6%
- North America 23%
- Asia 13%

Main financial figures

NOK Million	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Profit and loss accounts										
Operating revenue	30,354	26,635	18,054	14,908	13,312	13,265	12,548	9,170	7,338	7,557
Operating earnings	5,096	4,211	2,129	1,780	1,083	1,916	2,500	732	299	-47
Earnings for the year	2,494	1,958	1,300	1,020	590	1,317	1,699	206	-47	-516
Main financial figures										
Cash flow from operating activities	7,052	4,922	2,162	2,859	1,615	2,616	2,555	866	492	256
Depreciation	3,323	2,388	1,689	1,323	1,140	1,132	832	616	552	575
Investments in operational fixed assets	1,422	1,351	1,154	3,983	1,814	1,053	926	565	1,127	2,220
Gearing	1.18	0.92	0.65	0.71	0.45	0.63	0.61	0.67	1.13	1.07
Profitability										
Gross operating margin %	27.7	24.8	21.1	20.8	16.7	23.6	26.6	14.7	11.6	9.6
Return on capital employed %	13.7	13.1	11.0	11.7	8.4	15.9	25.4	8.3	3.4	-0.6
Shares and shareholder structure										
Net earnings per share after tax	20.68	19.17	14.01	11.36	6.94	16.99	22.01	2.88	-0.74	-8.80
Net earnings per share after full conversion	20.68	19.17	14.01	11.36	6.94	15.10	19.33	3.21	0.69	-6.80
Equity per share	146.66	218.04	126.17	111.71	107.34	99.19	84.82	66.21	108.14	64.57

Main financial figures per area

NOK Million	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Europe										
Operating revenue	14,219	13,229	12,102	10,539	9,284	9,493	8,066	5,831	4,731	4,773
Operating earnings	3,247	2,266	1,809	1,946	1,134	2,078	1,708	454	469	95
Operating margin %	22.8	17.1	14.9	18.5	12.2	21.9	21.2	7.8	9.9	2.0
North America										
Operating revenue	5,455	4,157	-	-	-	-	-	-	-	-
Operating earnings	329	529	-	-	-	-	-	-	-	-
Operating margin %	6.0	12.7	-	-	-	-	-	-	-	-
South America										
Operating revenue	1,939	1,035	-	-	-	-	-	-	-	-
Operating earnings	473	231	-	-	-	-	-	-	-	-
Operating margin %	24.4	22.3	-	-	-	-	-	-	-	-
Australasia										
Operating revenue	4,473	2,801	-	-	-	-	-	-	-	-
Operating earnings	725	545	-	-	-	-	-	-	-	-
Operating margin %	16.2	19.5	-	-	-	-	-	-	-	-
Asia										
Operating revenue	2,434	2,572	1,988	485	-	-	-	-	-	-
Operating earnings	616	526	336	61	-	-	-	-	-	-
Operating margin %	25.3	20.5	16.9	12.6	-	-	-	-	-	-
Other Activities										
Operating revenue	2,319	3,881	4,132	4,037	4,043	3,800	4,504	3,546	2,756	2,890
Operating earnings	98	372	37	-90	33	-100	778	324	-102	-112
Operating margin %	4.2	9.6	0.9	-2.2	0.8	-2.6	17.3	9.1	-3.7	-3.9

Highlights



Australasia:
On 30 April
the Tasman pulp mill,
New Zealand, was
transferred to new
owners.



North America:
On 15 June
the Mackenzie pulp
mill, Canada, was
transferred to new
owners.

On 28 August
Norske Skog Canada
Ltd. (NSCL) took over
Pacifica Papers, with
900,000 tonnes publication paper capacity
at two mills. Norske
Skog reduced its
ownership stake from
50.8% to 36%, and
NSCL was deconsolidated.

One share class:
At 11 May,
the Norske Skog share
was traded for the first
time after the merger
of the two share classes
A and B.

The capital expansion
15-25 June
raised NOK 3.1 billion
paid in to the Company.

Asia:
With effect from
16 August Norske Skog
increased from 33.3%
to 50% its ownership
stake in Pan Asia
Paper Company Ltd.,
Singapore. Pan Asia
is Asia's leading newsprint manufacturer
and has four mills in
China, Korea and
Thailand with total
capacity of nearly 1.5
million tonnes of
publication paper.





Europe:
On 30 November Norske Skog took over the two publication paper mills Walsum, in Germany, and Parenco, in the Netherlands, with total capacity of 880,000 tonnes of newsprint and magazine paper.



Europe and South America:
In November/ December the Group's forest properties in south Norway, Sweden and Brazil, totalling nearly 100,000 hectares of productive forest, were transferred to new owners.

South America:
Norske Skog increased to 100% its ownership stake in the PISA newsprint mill, Brazil.





Norske Skog is one of the world's largest users of recycled paper. In 2001 Norske Skog Albury, in Australia, had recycled and used 1 million tonnes of waste paper since the mill commissioned its de-inking plant in the mid-1990's. Don Stals, operator at the plant, is proud of the company's contribution to the environment.

Weaker markets

NORSKE SKOG IS active in the three regions, Europe, South America and Australasia, while its presence in North America and Asia is represented by the partly-owned firms NorskeCanada, Pan Asia and Malaysian Newsprint Industries. Information about individual mills including their products, capacities and locations – may be found in the table on page 42.

During 2001 markets for publication paper grew gradually weaker throughout the world – initially, and most markedly, in North America, and last of all in Europe. Norske Skog's output of publication paper in 2001 totalled 4.8 million tonnes, against 4.1 million tonnes in 2000. Lower demand necessitated production curtailments - corresponding to a total of 297,000 tonnes - at the Group's wholly-owned mills.

NORSKE SKOG EUROPE ACHIEVED strong earnings and cash flow in 2001. The acquisition of the two mills Walsum and Parenco at the end of the year improved the product portfolio significantly. Norske Skog Europe is now well placed to take a leading position as a supplier of publication paper in the region.



Strong earnings despite softening demand

Mixed market situation

FOLLOWING A VERY STRONG MARKET in 2000, the demand for newsprint in Europe was healthy in the first half of 2001. In the second half, however, the gradually declining economic climate and decrease in advertising expenditures led to a 4% reduction in the demand for newsprint. Softening markets outside Europe reduced export possibilities considerably. The capacity utilisation averaged approximately 92%, down from approximately 97% in 2000. Price levels in Europe were strong and stable in 2001, whereas a reduction in prices occurred outside Europe during the year.

Deliveries of uncoated (SC) magazine paper to Europe experienced a healthy growth for most of the year, but after a decline in demand in the last two months it equalled 2000 levels. The growth was particularly strong for the SC-B quality paper, due to substitution from other higher value grades. The decrease in exports to North America and Asia was partly offset by increased exports to Eastern Europe and Latin America. Consequently capacity utilisation was close to 95%. Prices for SC remained at a satisfactory level throughout the year.

The coated mechanical (LWC) market weakened early in the year, due to substantial capacity increase and a weaker economic climate. European demand decreased by approximately 6% in 2001. Poor markets outside Europe reduced the exports by 10%. Capacity utilisation was approximately 83%. Prices for LWC stayed at a reasonable level despite a gradually increasing downward pressure.

Continuous productivity improvements

NORSKE SKOG EUROPE PRODUCED a total of 2,571,000 tonnes of publication paper this year, 3.5% less than last year. The lower production is a result of production curtailments during the last two quarters. The overall productivity development was positive, with an increased per-hour production of close to 3% from 2000.

Norske Skog initiated a European performance improvement program, and by year-end three of the mills had implemented this program. The remaining mills are scheduled to start in 2002. The program is designed to improve performance along the value chain on a continuous basis with high focus on people involvement and knowledge sharing.

Total newsprint production was down by 0.9%

Cathrine Bakke wants to work in the paper and pulp industry, and is an apprentice at Norske Skog Saugbrugs. Her guide and mentor is Kjell Aune.



EUROPE



USD million
150,000
120,000
90,000
60,000
30,000
0
00
01
02
03
04
05

THE OUTLOOK FOR ADVERTISING SPEND IN EUROPE, THE MIDDLE EAST AND AFRICA

- Total
- Other
- Newspapers
- Magazines

Investments in advertisements and other publicity in Europe, The Middle East and Africa are expected to show annual average growth of 7.7% during the period 2000-2005. Newspapers' advertising income is estimated to increase by an average of 4.9% per year, while that of magazines will rise by 7.7%.

(Source: PricewaterhouseCoopers LLP, Wilkofsky Gruen Associates, May 2001)



%
10
8
6
4
2
0
HISTORIC
Average per year: 6.0%
FORECAST
Average per year: 4.8%
96
97
98
99
00
01
02
03
04
05

TRENDS IN NEWSPAPER ADVERTISING INCOME IN WESTERN EUROPE

(Source: PricewaterhouseCoopers LLP, Wilkofsky Gruen Associates, May 2001)



1,000 tonnes
10,000
8,000
6,000
4,000
2,000
0
92
93
94
95
96
97
98
99
00
01

DELIVERIES PUBLICATION PAPER TO WESTERN EUROPE 1992-2001

- Newsprint
- LWC
- SC

(Source: PricewaterhouseCoopers LLP, Wilkofsky Gruen Associates, May 2001)

compared to 2000. All newsprint machines showed positive productivity development, and the focus on quality remained high. Additional efforts and investments were made to achieve a standard Nornews quality on newsprint from Norske Skog Steti. The productivity development at Norske Skog Golbey continued to surpass planned targets. Total magazine paper production in Norske Skog Europe decreased by 8.5%, mainly due to production curtailments due to weaker demand.

During 2001 investments in capital projects was minimal at the mills. The focus has primarily been on efforts to improve and maintain paper quality, together with replacing equipment to keep productivity levels high and increasing in the future. The two main projects were:

- installation of a new quality control system on Norske Skog Union's PM 6, and the
- rebuild of the paper machine at Norske Skog Steti to improve paper quality.

Environment: Planning for EU/IPPC

ALL UNITS COMPLIED WITH the emission limits during 2001. Norske Skog Skogn and Norske Skog Saugbrugs showed positive development. Planning has begun for compliance to the 2007 EU/IPPC (Integrated Pollution Preventive and Control) for emissions. No major environmental investments were made in 2001.

Focus on organisational development

AT THE END OF 2001, Norske Skog Europe has 5,943 employees on the payroll, 50% of whom are employed outside Norway. Corresponding figures for 2000 were 4,056 and 1,332 respectively. The acquisition of the Parenco and Walsum mills has contributed to the significant increase in the total number of employees.

Despite weakening markets throughout the year, the region was able to maintain full employment during 2001. This was due to increased activities in training and employee development.

Several ongoing activities for organisational development were the area of focus in 2001. The activities include increased exchange of personnel between units, development and implementation of a new management program, and introduction of an operator development program. Focus on personnel and organisation development will continue into 2002.

MAIN FINANCIAL FIGURES EUROPE

NOK million	2001	2000	1999
Operating revenue	14,219	13,229	12,102
Operating earnings	3,247	2,266	1,809
Operating margin %	22.8	17.1	14.9

Integration of two new mills an enormous undertaking

Integration of large organizations, such as Walsum, Germany, and Parenco in the Netherlands, into the Norske Skog Group is an enormous undertaking. The two mills employ 1,367 people and have a combined publication paper capacity of 880,000 tonnes.

THE INTEGRATION PROCESS required a solid and committed team approach. The separation/integration teams, led by a strong steering committee, represented six functional areas: Supply, Commercial and Logistics, Information Technology, Finance, Manufacturing, and Organization, Human Resources and Communication. The process was based on the Norske Skog values, defined during the integration of Fletcher Challenge Paper. Norske Skog's core values are openness, honesty and co-operation.

As the process progressed, representatives from Parenco and Walsum joined the separation/integration teams. This structure was incorporated to help achieve a balanced-view as they looked at the future business, defined improvement projects and prepared their implementation in order to develop value at all levels in the organisation.

After an extended period of preparation and planning, work began in earnest in August. A committee with representatives from Norske Skog, Haindl and UPM was formed to co-ordinate the whole process. Their goal was to facilitate the completion of the due diligence process and ensure smooth separation and integration planning.

A status report, along with critical issues and updated action lists from all teams, was presented to the Norske Skog Steering Committee at the end of October. On 14 and 15 November , an integration and closing kick-off meeting was held. Functional representatives from both Walsum and Parenco gathered to develop a final integration organisation, along with working plans for the integration teams. The closing of the transaction was successfully completed on 30 November.

Meeting all the expectations of the various regulatory bodies, as well as the needs of employees who are joining Norske Skog's global family, is a significant challenge. But through the commitment and teamwork of all involved, Norske Skog Europe is laying the foundation for a new era of success, for the benefit of customers, employees and Norske Skog's shareholders.



The take-over of Walsum and Parenco was marked by special events at the two mills. Lorenzo, a paper magician, and Karin Lindner, Norske Skog Walsum, enjoy the celebrations.

Most raw material prices down

THE SUPPLY OF WOOD was good, however prices remained at a relatively high level. Recovered paper prices were lower than in 2000, but still above historical levels. Pulp prices dropped continuously throughout the year and stabilised towards the end of 2001.

Energy prices remained stable throughout 2001. The liberalisation of the energy markets in France and Eastern Europe progressed more slowly than expected. Energy trading continued to generate positive results in 2001.

Prices for chemicals and other production consumables were on average higher than in 2000, mainly due to high oil prices at the beginning of 2001. The high oil prices also influenced the natural gas markets.

Several initiatives to improve H&S performance

The H-value (lost time accidents - LTA - per one million working hours) for Norske Skog Europe was 8 for 2001, which was the same level as last year and a result that did not meet internal targets. On a positive note, Norske Skog Steti has had a zero LTA since April 2000.

Norske Skog Europe has established the "zero mindset" and H = 0 as the vision and goal, in order to drive improvements. H=0 forms the base for all efforts within Health & Safety. In 2001 the region made a priority of introducing the program TAKE CARE 24 HOURS, an umbrella for all H&S activities. The program includes a framework and activities focussed on around-the-clock health and safety performance among all employees. This will continue into 2002.

Behaviour Based Auditing (BBA), safety management audit training, has also been introduced and implemented in 2001. More than 90% of all injuries are caused by unsafe acts. This fact is the principal driver for implementing the audit system.

In 2002, the key initiative for continuous improvements will be a systematic management of behaviour and the introduction of Self-Assessment. Self-Assessment is a continuous, structured process integrated into the day-to-day business of Norske Skog Europe focussed on three management components (people, assets and systems). Self-Assessment is applicable to all activities and operational aspects within Norske Skog Europe.

The average rate of absence due to illness and injuries is 5.5% compared to 5.4% in 2000. The rate of absence in the Norwegian mills is still significantly higher than in the international mills. A new national agreement has been introduced in Norway to improve the situation in this area. Norske Skog Europe has also taken measures to reduce absenteeism through several initiatives at its mills.



The "get into shape" programme at Saugbrugs attracted wide participation from most of the company's employees. The goal was thereby achieved – to get the "couch potatoes" exercising for better health!

Weak first half 2002

The market situation for publication paper is closely linked to general economic trends, and developments in the US will be particularly important. An economic upswing in the US, which many believe could occur later in the year, should mean increased demand in both North America and Europe. At the beginning of 2002 both mill and customer inventories were at a relatively low level, and consequently a rise in demand could rapidly lead to increased capacity utilisation.

Demand for newsprint in Europe is low at the beginning of 2002, but a gradual improvement could come later in the year. Capacity utilisation is expected to be lower than in 2001.

Demand for uncoated magazine paper (SC) is expected to be largely maintained, in both Europe and the US. There is some growth in capacity for SC-B, and capacity utilisation will probably be lower than in 2001.

Demand for coated magazine paper (LWC) could be higher than in 2001, if the expected economic upturn takes place. Significant volumes are, however, coming onto the market following the start-up of a new machine in Autumn 2001, and capacity utilisation is expected to remain at 2001 levels.


TIMES
EL PAIS
Telegraph
Rock, rap and broken bones



2001 WAS A DIFFICULT YEAR for South America's dailies. Economic slowdown and currency devaluation in some countries meant decreasing advertising revenue, reduced pagination and lower demand for newsprint. Norske Skog increased its market share in the region despite substantial market-related production curtailments.

Norske Skog increased its market share



Norske Skog PISA, Brazil. The mill was built by the Mesquita family in 1984. Nearly 80% of its employees have worked there since it started operation.

COMBINED NEWSPRINT DEMAND in the region decreased by 14% to 1,050,000 tonnes. The largest market, Brazil, saw a reduction from 625,000 tonnes in 2000 to 490,000 tonnes in 2001. In the second largest market, Argentina, demand fell by 22%. Other markets followed the same trend, but at lower levels. Pagination was affected by weak advertisment and content rationalisation as an effort to reduce newsprint costs.

Prices down

THE DETERIORATING MARKET balance involved price pressure. Throughout the year the reference price varied by more than USD 200, reaching the USD 460 level for standard newsprint in Brazil in December. Prices in other South American markets followed a similar trend. Competitive price pressure from North American suppliers to the region has slowed down, which may indicate that the bottom of the cycle is nearing.

Norske Skog's market share increased from 26% in 2000 to 28% in the region and from 42% to 46% in Brazil. Imports from North America are estimated to have declined by 20% to 420,000 tonnes in 2001. Regional capacity remained unchanged at 780,000 tonnes.

Due to the weak market situation a total production curtailment of 45,000 tonnes was completed in the region during 2001. The Norske Skog regional production volume in South America was 314,200 tonnes of newsprint and other publication paper grades. No major investments were undertaken at the mills during 2001.

New regional organisation

IN JULY THE SÃO PAULO OFFICE was closed and the Sales organisation was moved to the South America regional Head Office in Curitiba. A new entity was created to manage all sales to the markets in South America. This includes from 1 January 2002 the sales from Norske Skog's activities in Europe and North America to South America. Comprehensive restructuring has taken place in the South America operations including the divestment in December of the forest plantations in Brazil. Following the sale of the forest properties, PISA has secured its wood supply through a long-term agreement.

Norske Skog South America employs 579 people, compared to 660 in 2000. Performance within Health and Safety is good, particularly at PISA.

Several environmental projects

IN 2001 INTENSIVE WORK WAS UNDERTAKEN to reduce the disposal of waste. In September an IMS - Integrated Management System (Environment) was implemented at PISA. Bio Bio is in the process of installing a primary effluent treatment plant and a number of projects are underway to reduce noise and dust downfall. The mill is working on the implementation of ISO 14001, and the certification is expected to be obtained in 2002. In Brazil, a new environmental tax linked to water consumption is underway.

Future prospects

THE CURRENT WEAK ECONOMIC CONDITIONS in most South American markets are not expected to improve before the third quarter, but further deterioration of newsprint demand is not expected. At year end inventory levels were low at Norske Skog's mills. Newsprint demand in Brazil may be favourably affected if the authorities, as expected, allows foreign investors to venture into Brazilian media companies. Events like the Football World Cup and the presidential elections in Brazil in 2002 may also be an incentive to newsprint demand.


USD million
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
00
01
02
03
04
05

THE OUTLOOK FOR ENTERTAINMENT AND MEDIA SPENDING IN LATIN AMERIKA 2000-2005

- Total
- Other
- Newspapers
- Magazines
- Internet

Average annual growth is forecast to reach 12.5% during the period for the sector as a whole, while the corresponding figure for newspapers is 9.5%, and for the magazine sector 11.0%. Average annual growth for Internet is estimated at just over 40%.

(Source: PricewaterhouseCoopers LLP, Wilkofsky Gruen Associates, May 2001)

MAIN FINANCIAL FIGURES SOUTH AMERICA

NOK million	2001	2000	1999
Operating revenue	1,939	1,035	-
Operating earnings	473	231	-
Operating margin %	24.4	22.3	-

Great fluctuations for
South American media


Kg
10
8
6
4
2
0

CONSUMPTION NEWSPRINT 2000, KGS PER CAPITA

- Argentina
- Brazil
- Chile
- Latin America
- The World

Latin American newsprint consumption per capita is still at a comparatively low level. 1985-2000 the region's combined consumption increased by approximately 50% .

(Source: Newsprint Data)

2001 was a bad year for South American media companies, but there is a light to be seen at the end of the tunnel. The situation was heavily influenced by the economic development in Brazil and Argentina. These two countries represent almost two/thirds of newspaper advertising in the entire area of Latin America. Fluctuations in the regional economy also produce a cyclical character to the media industries. During January-September 2001 the newspaper advertising revenues in Brazil and Argentina declined 24% and 16%, respectively.

AN IMPROVED ECONOMIC SCENARIO and changes in ownership legislation for media companies might fuel investments in this sector in Brazil. At present, only individuals can own a media company and foreign capital is not allowed. A liberalisation of the legislation is now being considered. Brazilian analysts expect this will entail substantial expansion in the media industry.

Long-term prospects for South American newspapers are considered to be encouraging. In their report on global media outlook 2001-2005 PricewaterhouseCoopers estimates an average annual growth of approximately 8% for the period both in Argentina, Brazil and Chile. In the magazine segment even stronger growth is expected.



The employees at Klabin take the cablecar to and from the mill.

…rts to restore the wetlands around the mill. Its work has now been rewarded with a prestigiou… From left, the head of Norske Skog Tasman, Mark Oughton, and George Wade, who manages the compan...

...ded to Norske Skog Tasman for "development of best practice in the conservation and sensible use of th...

...s commitment to conserving them."



ECONOMIC GROWTH IN AUSTRALIA SLOWED from 3.5% in 2000 to less than 2.0% in 2001. The New Zealand economy remained stable with a 2.5% growth rate. Newspaper advertising and pagination fell by 3% in the region. Market share gains and a price increase under the long-term contracts in Australia nevertheless resulted in a relatively stable performance for the region.



Relatively stable performance, improved productivity

EVEN THOUGH DEMAND WAS DOWN in 2001, the Australian newspaper market remained vibrant with the launch of mass-transit newspapers in Melbourne and continued strong investment by publishers in new printing equipment and colour capacity. The contract terms with New Zealand customers were extended from five to ten years, now comprising the whole of the New Zealand newspaper publisher market. A drop in Asian demand resulted in a lack of orders from this market, and during the year the region took over 43,000 tonnes of market related downtime.

Productivity potential remains

PRODUCTIVITY AT THE MILLS developed favourably. Adjusted for operating days and market related downtime all mills in the region produced ahead of 2000. Albury PM 1 and the Boyer Mill set new records for production. Particularly good gains in productivity were made on Boyer PM 2 and Tasman PM 3. Significant opportunity for productivity improvement remains at all mills. The Tasman market pulp mill was sold during the year.

Investments at the mills in 2001 were concentrated at Albury and Tasman. A variety of investments at Albury will allow the machine to make a step change in speed in 2002. The investments at Tasman were focussed on improving paper quality and efficiency. In 2002 a new headbox will be installed on PM 2 at Tasman.

Excellent achievements within Health and Safety

THE REGION ACHIEVED A NEW RECORD in safety performance, finishing the year with an H- factor of 2.57. This excellent result reflects the continued emphasis on behaviour based safety programs and the embedding of health and safety systems and processes. People development was a focus area in 2001 with the introduction of a regional leadership development program, roll out of the global leadership program, "The SPIRIT of Norske Skog", and introduction of Norske Skog Operational Standards with support from region Europe.

Environmental award to Tasman

DURING 2001 THE three mills continued to improve their environmental performance. The Ecological Risk Assessment of the Boyer Mill's impact on the Derwent River was completed, and based on the evidence this provided, regulatory authorities have extended the timeframe for implementation of further measures. Work continued on wetland rehabilitation at Tasman and on a range of initiatives to reduce water usage

AUSTRALASIA



%
HISTORIC
FORECAST
Average per year: 5.1%
Average per year: 6.3%
12
10
8
6
4
2
0
-2
-4
96 97 98 99 00 01 02 03 04 05

TRENDS IN NEWSPAPER ADVERTISING INCOME, AUSTRALIA, PERCENTAGE CHANGE PER YEAR

(Source: PricewaterhouseCoopers LLP, Wilkofsky Gruen Associates, May 2001)

MAIN FINANCIAL FIGURES AUSTRALASIA

NOK million	2001	2000	1999
Operating revenue	4,473	2,801	-
Operating earnings	725	545	-
Operating margin %	16.2	19.5	-

and fibre loss. The mill's progress was recognised with the receipt of a Bay of Plenty environment award. Albury recycled its one-millionth tonne of recovered paper.

Future prospects

THE AUSTRALASIAN economies are forecast to remain stable with solid, if unspectacular growth rates. Any recovery of the US economy in the second half of the year will aid further growth in Australia. Exports to Asia are expected to remain depressed as Asian economies remain stagnant. Further market curtailment is planned to maintain balanced inventories.

Earnings are forecast to be as good or better than 2001 as small mid-year price increases and continuing productivity improvement enhance margins. The region will continue to focus on broadening and improving the services it offers to Australasian customers, improving manufacturing productivity and planning for future development.



Smiles all round at Norske Skog Boyer, when the company – for the second time running – was awarded a five-star prize for its safety programme by the National Safety Council of Australia. This puts Boyer among the leading 5% of Australian workplaces. Its status as a five-star company was marked by a festive arrangement for employees and official guests, attended by David Kirk, Regional President of Region Australasia. From left Bill Philips, operator at the paper mill, and Ray Kean, winding machine operator.

ASIA

DEMAND FOR NEWSPRINT softened in Asia during 2001. However, activity in Pan Asia's core markets were stable. In 2001 the focus was on improvement programmes at the mills and financial consolidation. Pan Asia has experienced a very satisfactory development and the value of Pan Asia's equity has increased by 75% in little more than two years. Asia is still a net importer of newsprint, and Pan Asia is continuously assessing growth opportunities.



Excellent operating margins despite softening demand and prices

NORSKE SKOG WAS PRESENTED with a unique opportunity to increase its stake in Pan Asia, in this prime growth region, to 50% when Hansol Paper offered their one/third stake in the Company. The shareholders also took the opportunity to review the Shareholders' Agreement in light of Pan Asia's development since its inception in 1999.

Stable core markets

ASIA GENERALLY reflects the newsprint market swings in the US, with US West Coast transaction price being a benchmark throughout the region. As experienced in the international markets, the strong demand situation deteriorated through 2001, most noticeably from the second quarter onwards. This produced over time a substantial price decline.

However, the demand situation in the second half of the year was better than expected. Pan Asia experienced stable demand in its core markets of Korea, China and Thailand. In Korea, increased business confidence towards the end of the year meant that newspaper's pagination and circulation changed little from the end of 2000. In Thailand, the launch of a new tabloid ensures a healthy demand, although prices are under pressure as spot suppliers are still prevalent.

In India, Malaysia, Singapore, Hong Kong and Taiwan, both Asian, Russian and Western European mills have had a strong presence based on spot offers. There have been few signs of the cycle bottoming out in these markets.

Pan Asia is adhering to its overall market policy of supplying its long-term customers at competitive prices without engaging in spot sales. The company has maintained good margins throughout 2001 despite the difficult market conditions.

High productivity

IN 2001 PAN ASIA ACHIEVED very high productivity at its four mills. Weakened demand necessitated production curtailments, and Chonju, Korea, halted operations at three of its six paper machines for rebuild and upgrading. Pan Asia's combined production volume in 2001 was 1,178,000 tonnes of newsprint and specialty grades, down from 1,443,900 tonnes in 2000. The reduction was mainly in newsprint. In addition, Pan Asia distributed in total 229,000 tonnes of newsprint and specialties from its shareholders in 2001, this number being only slightly down from 2000.

Consolidation in 2001

PAN ASIA consolidated its position through 2001 with a focus on improvement programmes at the mills, and the repayment and refinancing of debt.

At Chonju, three paper machines were targeted to increase speed, thereby improving efficiency and productivity. The machines were shut down for rebuilds, and the programme was a success as the target speed after the rebuild was achieved.

Human Resources, Organisation and Environment

PAN ASIA HAS approximately 1,900 employees. The company is achieving excellent health and safety results and maintains high environmental standards. All discharges to air and water are within the limits set by the national authorities.

Future prospects

NEW DOMESTIC MILLS entering the market in China is putting some pressure on prices. Capacity growth in other areas in Asia is low. Demand in China is stable during this slump in worldwide demand, and demand growth in the region as a whole is expected to be higher than the global average.

Pan Asia is continuously surveying and assessing growth opportunities in Asia, both through organic growth in emerging markets like China, and through acquisitions in other, more mature markets. The region is still undersupplied as a whole.

MAIN FINANCIAL FIGURES PAN ASIA

NOK million	2001	2000	1999
Operating revenue	2,434	2,572	1,988
Operating earnings	616	526	336
Operating margin %	25.3	20.5	16.9



Employees at Pan Asia Chonju, Korea, relaxing in the shade during their lunch break. Chonju is the world's largest newsprint mill, with capacity of about 1 million tonnes.



Newspapers in Asia are expected to increase circulation by 2-3% annually during the period 2001-2005, while advertising revenue in the period is expected to grow by 5-6% per year. Newspapers are more sensitive to fluctuations in the overall economy than other media, but in contrast to other regions, newspapers in Asia are increasing their share of the advertising market (PricewaterhouseCoopers).

MNI increased production in 2001

As a single-machine mill in a vulnerable market, MNI faces far greater market challenges than Pan Asia. MNI has long-term supply agreements with its main customers, but the current market situation induced some customers to adopt short-term considerations, putting considerable pressure on MNI. Both demand and prices deteriorated rapidly from the second quarter on. Towards the end of 2001 MNI has seen signs of increased demand, but prices are, however, still low.

Improved productivity

MNI PRODUCED 228,500 tonnes of newsprint in 2001, compared to 216,900 tonnes in 2000. MNI is still on a start-up curve with increased production despite having taken downtime to balance the slump in demand. MNI continues to work on increasing productivity by increasing speed.

Human Resources, organisation and environment

MNI EMPLOYS approximately 380 people. MNI has been successful in retaining highly skilled employees in a country where migration is highly prevalent. MNI is also achieving good health and safety results, and in 2001 it received a prestigious prize for its health and safety performance. The company has modern treatment equipment and all discharges are within the limits set by the authorities

MNI has worked actively to improve collection rates for recycled fibre in Malaysia. This work has been very successful with local collection having increased to a level of 44% of total recycled fibre consumption at MNI. Domestic collection in Malaysia has doubled over the past three years.

Future prospects

MNI IS THE ONLY manufacturer of newsprint in Malaysia. The country has an annual consumption of about 300,000 tonnes newsprint, corresponding to approximately 14 kgs per capita, whereas the Asian average is 4-5 kgs. At MNI the main priority still remains, that is, to increase speed and overall efficiency of PM 1 and ensure stable operation and satisfactory sales.


%
HISTORIC 1996-2000
Average 11.1%
FORECAST 2001-2005
Average 11.5%
15
12
9
6
3
0
96 97 98 99 00 01 02 03 04 05

PERCENTAGE ANNUAL CHANGE IN NEWSPAPER ADVERTISING INCOME 1996-2000 AND FORECAST 2001-2005

- China
- India
- Malaysia
- South Korea
- Thailand

(Source: PricewaterhouseCoopers LLP, Wilkofsky Gruen Associates, May 2001)

2001 WAS A BREAK-THROUGH YEAR for NorskeCanada. The successful acquisition of Pacifica Papers was achieved, the market pulp mill Mackenzie was sold to new industrial owners and the market pulp production at Powell River was closed down. The structural changes mean important progress for NorskeCanada as well as the industry in British Columbia.



NorskeCanada made a giant leap forward in 2001

THE ACQUISITION OF PACIFICA PAPERS on 27 August meant that NorskeCanada became the third largest groundwood pulp and paper company in North America with 2.3 million tonnes of annual capacity. NorskeCanada's business mix improved with telephone directory paper increasing by 133%, uncoated publication paper grades by 160% and NorskeCanada also has a new presence in light weight coated paper (LWC).

The structural changes in 2001 strengthened NorskeCanada's concentration on the core area publication paper and reduced the exposure to the cyclical pulp market.

As part of the financial restructuring of the company, NorskeCanada paid out to shareholders a special dividend of CAD 12 per share in 2001.

Softened market conditions

MARKET CONDITIONS FOR both publication paper and market pulp softened over the course of the year following the weakening in the US economy. Demand for paper fell and advertising rates also decreased. NorskeCanada curtailed output to balance production with customer demand. Market related downtime was significantly higher in 2001 at 149,500 tonnes for newsprint and specialties and 75,000 for pulp and containerboard.

Prices for benchmark standard 48.8 gsm newsprint for US West Coast averaged USD 586 per tonne. The average for the quarters ranged from a high of USD 625 per tonne in the second quarter to USD 530 per tonne in the fourth quarter. The average benchmark (US East Coast) for northern bleached sulphate pulp price was USD 680 for the first quarter slipping to USD 500 for the fourth quarter.

Efficient operations

2001 HAS SEEN STRONG production results from synergies, paper machine efficiencies and lower furnish costs. For newsprint, operating rates have meant record level production in spite of maintaining a conservative approach to inventory management. The focus for 2001 has been on the acquisition and integration of Pacifica. This has meant a year of consolidation for the mills and new investments have been kept to a minimum.

The Powell River kraft pulp mill was shut down in November, resulting in the removal of 165,000 tonnes of annual pulp capacity. The shutdown will strengthen the economic future of NorskeCanada's two mills that produce paper and market pulp, Elk Falls and Crofton.

Comprehensive programme for Powell River

THE CLOSURE OF the Powell River kraft mill affected 280 positions. NorskeCanada invested CAD 30 million in a mitigation programme to facilitate relocation, severance or retirement. NorskeCanada also contributed CAD 3 million to the Powell River community to help economic diversification. Positive reviews have been received for the inclusive manner in which the closure has been handled.

NorskeCanada has approximately 4,000 employees and faces challenges in the health and safety area but is committed to improve its track record.

Future prospects

MARKET CONDITIONS for 2002 are expected to be challenging and curtailments have already been announced for the first half of 2002. However, market analysts anticipate a recovery of demand and subsequent prices from the fourth quarter. The programme to capture synergies of the merger with Pacifica Papers is well advanced and NorskeCanada is confident that the expected synergies to the value of CAD 60 million will be exceeded.

Further information concerning NorskeCanada may be found in its annual and quarterly reports at www.norskecanada.com



Million tonnes
10
8
6
4
2
0

TOP 10 NEWSPRINT EXPORTERS IN 2000

- Canada
- Sweden
- Russia
- Finland
- Norway
- U.S.A.

MAIN FINANCIAL FIGURES NORTH AMERICA

NOK million	2001*)	2000	1999
Operating revenue	5,455	4,157	-
Operating earnings	330	529	-
Operating margin %	6.0	12.7	-

*) Period 01.01. – 28.08.2001

Norske Skog Canada Ltd.

Profit and Loss account [1)]

CAD million	2001	2000
Revenue	1,389	1,408
EBIT	80	187
Net earnings	59	163
EBITDA margin %	15.2	21.6
EBIT margin %	5.7	13.3

Production

1,000 tonnes	2001	2000
Newsprint and magazine paper	1,064	880
Pulp and containerboard	640	818

Up to 28 August Norske Skog Canada Ltd. was a subsidiary of Norske Skog, and fully consolidated. Norske Skog's ownership in Norske Skog Canada Ltd. at this time was 50.8%. 28 August Norske Skog Canada Ltd. acquired Pacifica Paper. The acquisition was partly financed by a share issue in Norske Skog Canada Ltd. The share issue resulted in a reduction of Norske Skog's ownership in Norske Skog Canada Ltd. to 36.1% and from 28 August Norske Skog Canada is presented as an affiliated company in the consolidated accounts.

Balance sheet [1)]

CAD million	2001	2000
Liquid assets	105	930
Other current assets	572	480
Fixed assets	2,490	1,311
Total assets	3,167	2,721
Short-term debt	296	196
Long-term interest bearing debt	1,164	0
Deferred tax etc.	656	359
Equity	1,051	2,166
Total liabilities and equity	3,167	2,721

As a subsidiary Norske Skog Canada Ltd. showed the following profit and loss: [2)]

NOK million	01.01. – 28.08.2001
Operating revenue	5,455
Operating profit	330
Earnings before minority interests	304
Minority interests	150
The majority's share of earnings	154

[1)] According to Canadian GAAP
[2)] According to Norwegian GAAP

A BRAND NAME SHALL contribute to creating an identity. It shall say something about the way that a company wishes to be regarded, and the qualities its products shall display. Norske Skog has started a drive to make its brand names more uniform – and to have them registered in all important markets.

A name shall be more than a label

A BRAND NAME shall make a statement about a special type of product, and about its manufacturer. It shall also say something about the manufacturer's values, and about the characteristics incorporated into the products. In this way, the brand name also becomes a guarantee of quality.

To develop a strong brand name for a large, global company such as Norske Skog is a demanding task. The Group announces its identity every single day through many forms of expression, everything from signs, business cards, writing paper and envelopes, to product names, publications, internet presentations and product packaging. At the same time, Norske Skog has grown rapidly. New company cultures have been incorporated with their own identities and brand names. Consequently the signals from these brand names have pointed in different directions. A major effort is being made to change this.

Let us take the Group's products as examples. Norske Skog operates with many product groups. Each group has its brand name, and all these start with a stylised Nor – that is, the prefix Nor placed inside a logo. The rest of the name identifies the type of paper concerned.

Thus, Nornews is newsprint, Norbright and Norstar are improved newsprint grades, Norbook is – of course – book paper, while Norset stands for machine coated paper (MFC = Machine Finished Coated). Norsc and Norcat are both grades of SC (Super Calendered), and Norcote represents the LWC grades, where LWC stands for Light Weight Coated.

Norske Skog is now taking steps to have its brand names registered in all important markets throughout the world. This is also an important signal that the Group wishes to focus on its own products and their qualities. A brand name is, in fact, far more than the name of a type of product made by a particular manufacturer. The brand name shall send important signals to buyers about the product's qualities, and about ancillary benefits such as the range of services offered. The buyer is guaranteed a level of quality not just from one time to another, but also in the longer term.


nornews
Newsprint
norbright
norstar
Improved Newsprint
norbook
Book Paper
norset
MFC
norsc
norcat
SC
norcote
LWC / MWC

Norske Skog is now implementing a project aimed at creating a uniform and consistent visual presentation of its products throughout the whole world.

In this way, the brand name becomes both a recognition signal and an indication of the qualities and commitments of the brand name's owner. Thereafter, the brand name encourages a move from single transactions toward more committed co-operation between customer and producer – a partnership that benefits both parties. Then a name has become an asset in itself, and something far more than just a label.

The Spirit of Norske Skog, a training and discussion programme, aims to create a shared understanding of the Group's values and goals. It is a corner stone in the task of creating a global, shared culture.

Promoting shared understanding

The core values of openness, honesty and co-operation are the foundation of all Norske Skog's activity. But these words are understood differently from one culture to another. The Spirit of Norske Skog has thus become a unique tool for creating understanding and co-ordinated effort among all Norske Skog's managers and their colleagues.

Local influence on the programme's content has been taken for granted since the start. More than 100 employees from all regions have contributed to the direction and content of the programme, which was first tested at Norske Skog Golbey in March last year, and thereafter at an international workshop in Oslo on 1 April.

When the company's managers from all over the world gathered for the annual CORE Conference in September, they had already studied the principles of The Spirit of Norske Skog. From here, they took the programme home with them, and they are now ensuring that their knowledge about the values, strategies, goals and governance principles is transferred in to their respective organisations.

The content is a mix of key information about Norske Skog, discussion tasks, exercises and management principles. The managers are expected to make this content relevant to their audiences by adapting the programme to local conditions, individual wishes and needs – and their own management style. The Spirit of Norske Skog shall be, at least, a forum for discussion. Only then can the programme's primary intentions be fulfilled: to tie the Group's goals and strategies to local efforts, to explain where Norske Skog wants to go, the road that leads there and why we work as we do.



Participants in the CORE 2001 management conference also had a chance to test their skills in less traditional types of teamwork and problem-solving.

Background and goals

The Spirit of Norske Skog shall: - Communicate vision, goals, strategies and values to employees throughout the world, and describe how these shall be tied to local goals and strategies. - Create a clear understanding of how management shall be practiced, and pave the way for a debate about management conduct. - Communicate the structures and guidelines needed to operate as a global team.


P-Force

Asia is a growth market for newsprint. During the 1990's consumption in China, for example, quadrupled, but it is still only 1 kg per capita, while the world average is 9 kg. Norske Skog is well placed in this market through its 50% stake in Pan Asia Paper Company, the largest supplier of newsprint in Asia, excluding Japan.

Increased liquidity of Norske Skog shares

CHANGED SHARE STRUCTURE and an internationally oriented share issue helped boost liquidity and turnover of Norske Skog's shares in 2001. Including dividend, the shares rose in value by 16% during the year, while the Oslo Stock Exchange overall index fell by 18% in the same period.

At the end of 2001 Norske Skog's market capitalisation was NOK 22,400 million, equating to 116% of booked equity capital.

ANALYTIC INFORMATION



AS A PRODUCER OF PUBLICATION PAPER, Norske Skog must endeavor at all times to gain the best possible understanding of the media market and the factors that influence it. This insight must be both deep and dynamic. As many factors interact with one another, and can have unforeseen effects. If one is to look into the crystal ball, one needs – at the same time – to be able to look beyond the obvious.

The limitations of the crystal ball

NORSKE SKOG'S ARENA – the market for the dissemination of information, group identity and entertainment – has during recent decades undergone a dramatic development, marked, not least, by the entry of the new electronic media. Consequently, many people have predicted a radical decline for the printed media. To date, these predictions have been totally discredited.

It is reasonable to conclude that this indicates what a robust, user-friendly technology paper-based information really is. That, however, is only part of the truth. Just as much, it is a symptom of the complex and often surprising effects which the various media have on one another. Useful forecasts can, therefore, only be made when we try to understand how the different forces pull in different directions, how they affect things over time, and what their total impact is.

High up and far down

WHEN NEW MEDIA appear they affect the market both in reality and through the effect they are believed to exert. How strong this effect is believed to be is often related to how far they have come in their development. In an early phase they are often credited with revolutionary characteristics, creating correspondingly gloomy prospects for existing media.

Many media companies are striving, at present, to get their advertising customers to utilise and pay for both paper-based and internet-based services. "What do we want with paper when we can reach more people via the Internet, at a lower price?" Norske Skog expects the coming years to bring a more realistic assessment of the value of existing Internet services. On the other hand, new services such as broad band, third generation mobile internet, electronic paper and decentralised digital printing will be introduced with great publicity and once more create expectations about a radical new division of power among the media. Such waves of high expectations relating to new developments will be a challenge to the printed media, whether these expectations are fulfilled or not (see diagram page 34).

True breakthroughs are rare

THE TOTAL AMOUNT of time and money available to customers is relatively constant, at any rate in mature markets. Consequently, it is inevitable that Internet services and other innovations will gradually take shares from all existing media – including those that are paper-based. It is worth noting, however, that very long periods elapse between each time that a revolutionary new product makes its appearance and sweeps others off the field in the space of a short time – in the way that the automobile superseded horses as a means of transport. For this kind of leap forward to occur, several factors have to coincide: the product

ANALYTIC INFORMATION



USD million
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
01
02
03
04
05

THE OUTLOOK FOR GLOBAL ENTERTAINMENT AND MEDIA SPENDING BY SEGMENT

- Total entertainment and media
- Newspaper publishing
- Magazine publishing

(Source: PricewaterhouseCoopers LLP, Wilkofsky Gruen Associates, May 2001)



Visibility
Peak of Inflated Expectations
Plateau of Profitability
Sloap of Enlightenment
Trough of Disillusionment
Technology Trigger
Time

EUROPEAN B2C HYPE CYCLE 2001

(Source: Gartner)



Kg
40
35
30
25
20
15
10
5
0

CONSUMPTION NEWSPRINT PER CAPITA

- US
- Australia
- Western Europe
- Brazil
- Russia
- China

(Source: Newsprint Data)

must have superior technological characteristics, it must have an innate capacity to change peoples' behaviour, and it must be possible to earn money by making it and using it. Many internet-based applications lack one or more of these factors.

Printed media have some characteristics that make them vulnerable vis à vis electronic competitors. They have special costs connected with production and distribution, they are not interactive, they cannot be continuously updated, and they have a static format. Competing media will constantly seek to attack newspapers and magazines on these points. That they have not yet succeeded in creating a radical upheaval must be due both to the great robustness of the printed media and to the fact that we are still waiting to see a really radical breakthrough. Nevertheless, printed media – and producers of publication paper – must be prepared for this eventuality.

Nothing succeeds like success

CUMULATIVE, mutually reinforcing trends are another reason why changes occur more slowly than many expect. As different technologies and business models merge, a demand arises for information and entertainment via parallel media – including paper-based. An example is the Wall Street Journal, which consciously combines credibility and readability in its printed version with the immediate updating and interactivity of its web site. On the latter, the Wall Street Journal both exploits its strong brand name and builds it up further through a new outlet. The value of a strong brand name rises significantly as the market for public attention becomes ever more crowded. To drop printed media as a channel for building up a brand name would probably be very risky.

Someone must describe the innovations

NEW MEDIA depend on the established media to attract attention and promote growth, particularly in an early phase. In this way the newcomers represent a threat, while at the same time increasing demand for publication paper. Some studies even indicate that periods without innovations weaken the income base of the printed media (see table from PricewaterhouseCoopers' report next page).

The large proportion of TV-related material in newspapers and magazines is one example of this mutual dependency. Another is the huge blossoming of internet magazines during the latter half of the 1990's, and their subsequent decline in 2001. "Wired", the world's best-known internet magazine, had at its peak a circulation of over 500,000 and each issue was of more than a hundred pages. The printed media will probably enjoy such opportunities in the future, too.

Printed media need renewal

ALTHOUGH THE PRINTED MEDIA have shown a great ability to survive in a new media environment, this does not mean that one can disregard the need for renewal. Newspapers, for instance, will probably acquire a different function in the future, and will have to work consciously on product development. The above example of the Wall Street Journal illustrates this need. When people are increasingly updating information via the electronic media, they will probably look for a different type of material in their newspapers.

A trend increasingly evident, in many newspapers, is towards more comment, life-style articles and an emphasis on personal and emotional subjects. In their content they are moving closer and closer to magazines, which in turn are consequently forced to reevaluate their own product. This is another example of repercussions and dynamics in the media sector. There is every indication that change will be a main theme in the years to come, as well.

Economic trends and structures

AS WELL AS BEING affected by mutually reinforcing trends in the media sector, Norske Skog's market is also considerably influenced by general economic developments. Both circulation and – not least – advertising volumes will fluctuate with economic upswings and downturns. After a peak year in 2000, we have seen a significant slump in 2001, evident even before 11 September. The special feature of this slump is that it is affecting the whole world – reflecting the increasingly globalised economy. There are many signs, now, that an upturn can be expected during 2002.

This cyclical economic trend pattern will always be an important factor when Norske Skog evaluates market prospects and adjusts its strategy. It must, however, be seen in conjunction with – and not mistaken for – structural developments. The media and entertainment market has become one of the largest and most significant global sectors. Information is becoming an increasingly influential driver of economic growth, and the role of media companies is becoming more important. Consequently, it seems likely that the sector as a whole will grow faster than the rest of the economy, and that the media and entertainment sector will become a more important component of the world economy. The part of the sector that Norske Skog serves, newspapers, magazines and catalogues – represents a declining share of the total market. Even so, however, since the total is growing Norske Skog can expect growth in its segment, too. PricewaterhouseCoopers foresees average annual growth during the period 2001-2005 of 5.8% for magazines and 4.9% for newspapers. The corresponding figure for the whole sector is estimated to 7.2%.

In addition to these factors, players in this arena must take account of more general, underlying forces in the various markets, and the differences between these. This refers to factors such as paper use and advertising volume per capita, the prospects for economic growth in each region, legislation and economic trends. A marked feature of this picture is the growth of new markets. For example, Asia is now as large a market for newsprint as Europe. At the same time, it is an immature market, with great growth potential. It is only in Europe and North America that the market for publication paper can be said to have reached maturity.

CONSUMER MAGAZINE SENSITIVITY TO EMERGING MEDIA

Period	Emerging Media	Relative growth in Magazine Advertising per $ 1,000 GDP
1950-1960	Television	6.2
1960-1970	None	-27.9
1970-1980	None	-9.4
1980-1990	Cable	4.1
1990-2000	Internet	9.8

(Source: Universal McCann, U.S. Department of Commerce, PricewaterhouseCoopers LLP, Wilkofsky Gruen Associates)

Forecast = facts + insight

IN THE TASK OF understanding the media market, Norske Skog employs a wide range of sources – from consultancy reports and media conferences to customer interviews. A broad and deep factual basis is, however, not enough for making accurate forecasts. That also requires significant analytical capacity. Norske Skog has built a network of experts around the world to handle this important task. A constant challenge is to interpret information with insight into the many and often complex backgrounds. That, in turn, demands knowledge about the large, fast-growing and exciting sector of which Norske Skog is a part – the market for the dissemination of information, group identity and entertainment.

Key events in Norske Skog 1989-2001

- Merger Norske Skogindustrier A/S, A/S Follum Fabrikker and Tofte Industrier A/S, as of 13 October.
- The merged company took over Saugbrugsforeningen, with effect for accounting purposes from 1 July.

- Norske Skog decided on 21 March to build a new newsprint mill at Golbey, in France, and acquired 49% of the FRF 900 million share capital.
- Norske Skog decided on 18 December to build a new paper machine to produce SC magazine paper at Norske Skog Saugbrugs, Halden.
- Two activities outside core area sold/wound up.

- Seven activities transferred to new owners or wound up.

- The new paper machine (PM 1) at Norske Skog Golbey started production in January – capacity 255,000 tonnes/year.
- Two activities sold.

- The new magazine paper machine (PM 6) at Norske Skog Saugbrugs came on line in February, increasing the mill's capacity to 540,000 tonnes/year.
- Three activities sold.

- Jan Reinås followed Arnfinn Hofstad as CEO, in April.

- Norske Skog acquired 51% of the shares in Papeteries de Golbey S.A., so that the newsprint mill became a wholly-owned subsidiary from 1 April.



• Norske Skog acquired, with effect from 1 January, the Bruck publication paper mill, Austria, with a capacity of 220,000 tonnes LWC magazine paper and 115,000 tonnes newsprint.

• Norske Skog decided on 16 April to expand Norske Skog Golbey by adding a second newsprint machine, with capacity of 335,000 tonnes.

• Norske Skog acquired, as of 1 November the ROTO newsprint mill (Norske Skog Steti) in the Czech Republic, with capacity of 100,000 tonnes.

• Five activities transferred to new owners.

• Norske Skog acquired, from 1 July, a newsprint mill in Korea – capacity 180,000 tonnes/year.

• Norske Skog acquired, from 1 September, a newsprint mill in Thailand – capacity 120,000 tonnes/year.

• Norske Skog Golbey carried out successful test operation of its new newsprint machine (PM 2) on 21 Dec. – increase the mill's capacity to nearly 600,000 tonnes/year.

• Norske Skog, Abitibi-Consolidated and Hansol Paper concluded on 22 Dec. a final agreement to establish Pan Asia Paper Company, with total capacity of just over 1.4 million tonnes of newsprint. Norske Skog's total publication paper capacity increased to 3.2 million tonnes.

• Two activities transferred to new owners.

• The general meetings of Norske Skog and Union approved, on 5 May, the merger of the two companies. Union has a capacity of 240,000 tonnes of publication paper.

• Norske Skog and Klabin (Industrias Klabin de Papel e Cellulose S.A), in Brazil, signed an agreement in December which gave Norske Skog an ownership stake of 50% in Klabin's newsprint production.

• 20 activities outside core area publication paper transferred to new owners.

• On 28 July Norske Skog took over Fletcher Challenge Paper, New Zealand, with capacity of 2.4 million tonnes of publication paper and a million tonnes of market pulp at nine mills in six countries in North America, South America, Australasia and Asia.

• Four activities transferred to new owners.

• Norske Skog increased its ownership stake in Pan Asia Paper Company from 33.3% to 50% and in the PISA newsprint mill, Brazil, from just over 50% originally to 100%.

• Norske Skog acquired the two mills, Walsum in Germany, and Parenco in the Netherlands, with a combined capacity of 880,000 tonnes of publication paper.

• The subsidiary Norske Skog Canada Ltd. was refinanced and deconsolidated.

• Four activities, plus forest properties in south Norway, Sweden and Brazil, were transferred to new owners.



Operating revenue
Market value
Equity

ANALYTIC INFORMATION

Enterprise risk management

ENTERPRISE RISK MANAGEMENT is a methodology employed to manage risks right across the Group. These can be financial, strategic, operational or hazardous (insurance technical) risks. The methodology is forward-looking and process-driven, with the aim of co-ordinating strategy, processes, people, technology and knowledge. The goal is to identify and understand the total risks which may threaten the Group's goals and strategies. The aim is to be focused on solutions, with risk solutions – among other things – helping to create added value for Norske Skog's shareholders.

Traditionally, risk management is driven by the need for full protection, as the only alternative. Today it is far more widely understood that professional risk management can create competitive advantages for the business through cost savings, lower risk premiums and greater market shares – and thereby increased value for shareholders.

The process helps us to prioritise risks. It creates a culture in which managers – across regions and functions – become aware of the possible risk outcomes which can occur, and consequently understand and value their effects. The approach consists mainly of drawing up risk management strategies with a focus on financial risk solutions and process improvements.

In 2001 Norske Skog commenced a global risk management project, to map and quantify risks across regions and functions. The aim was – among other things – to increase awareness of risk aspects, to increase understanding of the respective business risks to which the Group is exposed, to assist management in prioritising risks and to map supervisory functions. Certain action plans were then put into effect.

The goal of the project is to:
- Reduce capital required to manage "volatility"
- Reduce risk costs
- Reduce cash flow and earnings "volatility"
- Optimise operation of assets
- Foresee risks in time, and manage them efficiently


%
15
12
9
6
3
0
-3
-6
-9
92 93 94 95 96 97 98 99 00 01

GROWTH IN GROSS NATIONAL PRODUCT

- China
- Korea
- Brazil
- Australasia
- EU
- US

(Source: OECD og Schröder Salamon Smith Barney)


Share of world capacity
UPM Kymmene
14%
Norske Skog
13%
Abitibi-Consolidated
12%
Stora Enso
12%
Bowater
7%
0 2 4 6 8 10 Million tonnes

WORLD'S LARGEST PRODUCERS OF NEWSPRINT AND MAGAZINE PAPER

- Newsprint
- Magazine paper

Management of currency and interest rate risk

IN THE MANAGEMENT of the Group's currency and interest rate exposure, the goal is to minimise risks, in accordance with given guidelines. Comprehensive internal supervisory routines have been established to ensure that financial management observes external and internal guidelines.

Currency Risk

FLUCTUATIONS IN currency rates expose Norske Skog to both direct and indirect economic risk. In addition the Group's balance sheet is exposed when subsidiaries balance sheets are translated into NOK.

Transaction risk

THE GROUP'S TRANSACTION risk is due to the fact that about 90% of the Group's operating revenues are in foreign currencies. The largest exposures are in EUR, USD, GBP, AUD and NZD. The Group has net revenues in all currencies except NOK and NZD. Transaction risk per currency is calculated as 12-month future net expected cashflow on a rolling basis. The risk is estimated by the business units, and consolidated on a Group level to a net exposure per currency. 50-100% of the exposure is to be hedged at all times. Only fully owned entities are included in the exposure. Hedging is done by using off balance sheet hedging instruments such as currency forwards and plain vanilla currency options and the result of such hedging deals is shown in Group accounts under financial items.

Translation risk

NORSKE SKOG MAINTAINS Group accounts in NOK. Translation risk arises when the balance sheets of subsidiary's are translated from the subsidiaries local currencies to NOK. Norske Skog will, on Group level, hedge this risk by drawing on Group debt in a mix of currencies reflecting the mix of net external assets on the Group balance sheet. The effect of this hedge is posted directly against equity, as is the translation difference on net external assets.

Indirect currency risk (economic exposure)

NORSKE SKOG IS EXPOSED to indirect currency risk because our competitive position is affected by fluctuations in the domestic currencies of our competitors. This applies mainly to SEK, EUR, USD and CAD. This risk is currently not hedged.

Interest rate risk

NORSKE SKOG IS NORMALLY a net borrower, and is therefore exposed to risk connected to changes in interest rate levels. During an upswing, interest rates will normally be higher than during a recession. In the same way, Norske Skog's results are higher in an upswing than in a downturn. Consequently, Norske Skog can handle higher interest costs during an upswing, but must ensure low interest costs during a downturn. It is therefore regarded as a reduction of risk to have floating interest rates on net borrowing, although allowance is made for exploiting interest rate fluctuations by having a proportion of borrowing at fixed interest rates.

Today's loan portfolio consists of floating and fixed interest rate loans. The economic risk incorporated in the portfolio is measured in terms of interest rate sensitivity. The interest rate risk is hedged using off balance sheet hedging instruments such as interest rate swaps and FRA's.





Vision, goals and strategy

Vision
Norske Skog shall be a leading international company in the pulp and paper industry.

Goals
Norske Skog shall create value for its owners, matching the performance of the best companies in the sector.

Strategy
Concentration on our core area, wood containing publication paper (newsprint and magazine paper), profitable growth in important markets, cost-efficient production.

Capacities (1,000 tonnes)

Mills	Country	Newsprint	Other uncoated papers	SC magazine paper	LWC magazine paper	Total publication paper
Norske Skog Europe						
Norske Skog Skogn	Norway	560				
Norske Skog Saugbrugs	Norway			550		
Norske Skog Follum	Norway	125	135		135	
Norske Skog Union	Norway	150	90			
Norske Skog Golbey	France	600				
Norske Skog Bruck	Austria	120			240	
Norske Skog Steti	Czech Republic	120				
Norske Skog Walsum	Germany				420	
Norske Skog Parenco	The Netherlands	350		110		
Total Europe		2,025	225	660	795	3,705
Norske Skog Australasia						
Norske Skog Tasman	New Zealand	380	50			
Norske Skog Albury	Australia	225				
Norske Skog Boyer	Australia	205	85			
Total Australasia		810	135			945
Norske Skog South America						
Norske Skog PISA	Brazil	185				
Norske Skog Klabin [1]	Brazil	130				
Norske Skog Bio Bio	Chile	55	65			
Total South America		370	65			435
Norske Skog Canada Ltd. [2]						
Crofton	Canada	290	150			
Elk Falls	Canada	375	155			
Port Alberni	Canada		220		210	
Powell River	Canada	220	230			
Total Canada		885	755		210	1,850
Pan Asia Paper Company Pte. Ltd.[3]						
Pan Asia Paper Chonju	Republic of Korea	865	135			
Pan Asia Paper Chongwon.	Republic of Korea	190				
Shanghai Pan Asia-Potential Paper Co., Ltd.	China	140				
Pan Asia Paper Sing Buri	Thailand	125				
Malaysian Newsprint Industries Sdn. Bhd.[4]	Malaysia	250				
Total Asia		1,570	135			1,705
Grand total		5,660	1,315	660	1,005	8,640
Excl. 50% Pan Asia						7,913
Based on legal ownership						6,685

Norske Skog also owns 45% of the greaseproof producer Nordic Paper AS, owning three mills with a combined total capacity of 59,000 tonnes.

[1] Capacity for Norske Skog Klabin included 100%: Norske Skog owns 50% of the company.
[2] Capacity for NorskeCanada included 100%: Norske Skog owns 36.1% of the company. In addition NorskeCanada has a capacity of 400,000 tonnes of market pulp and 115,000 tonnes of kraft.
[3] Capacity for PanAsia included 100%: Norske Skog owns 50% of the company. Pan Asia owns 56.1% of Shanghai PanAsia-Potential Paper.
[4] Capacity for MNI included 100%: Norske Skog owns 33.65% of the company.

Main Financial Figures

NOK million	Definitions	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Profit and loss account											
Operating revenue		30,354	26,635	18,054	14,908	13,312	13,265	12,548	9,170	7,338	7,557
Gross operating earnings	1	8,419	6,599	3,818	3,103	2,223	3,136	3,332	1,348	851	728
Operating earnings		5,096	4,211	2,129	1,780	1,083	1,916	2,500	732	299	-47
Earnings before financial expenses	2	5,581	4,575	2,252	1,948	1,194	2,076	2,850	843	589	49
Earnings before taxation		3,894	3,021	1,825	1,417	650	1,732	2,336	333	4	-659
The majority's share of the earnings		2,494	1,958	1,300	1,020	590	1,317	1,669	206	-47	-516
Balance sheet											
Fixed assets		45,417	43,717	18,828	17,586	12,778	12,031	10,246	7,377	7,694	7,917
Current assets		10,855	17,510	6,086	6,663	4,515	4,592	4,618	4,333	4,261	3,816
Total assets		56,272	61,227	24,914	24,249	17,293	16,623	14,864	11,710	11,955	11,733
Shareholder's equity incl. minority int.		19,526	22,351	11,727	10,029	9,123	7,691	6,546	4,731	3,864	3,785
Long-term liabilities		30,858	31,906	9,021	9,564	4,947	5,178	4,981	4,936	6,133	5,413
Current liabilities		5,888	6,970	4,166	4,656	3,223	3,754	3,337	2,043	1,958	2,535
Total liabilities and shareholder's equity		56,272	61,227	24,914	24,249	17,293	16,623	14,864	11,710	11,955	11,733
Net interest bearing debt		22,820	20,535	7,618	7,082	4,145	4,827	4,006	3,170	4,366	4,050
Profitability											
Gross operating margin %	3	27.7	24.8	21.1	20.8	16.7	23.6	26.6	14.7	11.6	9.6
Net operating margin %	4	16.8	15.8	11.8	11.9	8.1	14.4	19.9	8.0	4.1	-0.6
Net earnings margin %	5	8.2	7.4	7.2	6.8	4.4	9.9	13.5	2.2	-0.6	-6.8
Return on assets %	6	9.5	10.6	9.2	9.4	7.0	13.2	21.4	7.1	5.0	0.4
Return on equity %	7	11.9	11.5	12.0	10.7	7.0	18.5	30.1	4.8	-1.2	-12.8
Equity ratio %	8	34.7	36.5	47.1	41.4	52.8	46.3	44.0	40.4	32.3	32.2
Net interest bearing debt/equity		1.18	0.92	0.65	0.71	0.45	0.63	0.61	0.67	1.13	1.07
Return on capital employed %	9, 15	13.7	13.1	11.0	11.7	8.4	15.9	25.4	8.3	3.4	-0.6
Net earnings per share after tax (NOK)	10	20.68	19.17	14.01	11.36	6.94	16.99	22.01	2.88	-0.74	-8.80
Net earnings per share fully diluted (NOK)	10	20.68	19.17	14.01	11.36	6.94	15.10	19.33	3.21	0.69	-6.80
Cash flow per share after tax (NOK)	11	58.47	48.18	23.29	31.85	19.00	33.74	33.11	12.12	7.75	4.37
Cash flow per share fully diluted	11	58.47	48.18	23.29	31.85	19.00	29.22	28.67	10.80	7.49	4.78
Liquidity											
Liquid assets (NOK million)	12	4,158	8,629	803	2,312	853	1,088	1,010	1,499	1,716	1,433
Cash flow (NOK million)	13	7,052	4,922	2,162	2,859	1,615	2,616	2,555	866	492	256
Current ratio	14	1.61	2.51	1.46	1.43	1.40	1.22	1.38	2.12	2.18	1.51

Definitions main financial figures:

1. Gross operating earnings = Operating earnings + Ordinary depreciation + Restructuring expenses
2. Earnings before financial expenses = Operating earnings + Interest income + Share of earnings in aff. companies
3. Gross operating margin = Gross operating earnings : Operating revenue
4. Net operating margin = Operating earnings : Operating revenue
5. Net earnings margin = The majority's share of the earnings : Operating revenue
6. Return on assets = Earnings before financial expenses : Total assets (average)
7. Return on equity = The majority's share of the earnings : Equity (average)
8. Equity ratio = Equity : Total assets
9. Return on capital employed = Operating earnings : Capital employed (average) (see 15)
10. Net earnings per share after tax = The majority's share of the earnings : Average number of shares [*]
11. Cash flow per share after tax = Cash flow : average number of shares [*]
12. Liquid assets = Cash and bank deposits + short term investments
13. Cash flow = Net cash flow from operating activities (from statement of cash flow)
14. Current ratio = Current assets : Current liabilities
15. Capital employed = Total assets with deductions for non-interest bearing liabilities and interest bearing assets

[*] When calculating financial ratios per share after full conversion net earnings and cash flow are rectified by interest expenses on subordinated convertible bonds.



Information and media are a growth industry. PricwaterhouseCoopers estimates (May 2001) that world turnover in the newspaper and magazine sectors will rise by about 5% annually during the period 2000-2005.

Creating value for shareholders

NORSKE SKOG'S PRIMARY GOAL is to create value for its 22,000 shareholders. This will be done by paying dividends and by creating the conditions for an increase in the value of its shares over the longer term.

It is Norske Skog's goal to pay a dividend that distributes to shareholders approximately one/third of the Group's profit, throughout an economic cycle. The proposed dividend of NOK 6.00 per share for 2001 corresponds to 29.0% of earnings per share.

The forest industry is a sector traditionally marked by earnings fluctuations and by the significant amounts of capital needed for continuous investment in machinery and plant. Norske Skog, moreover, is a company with definite ambitions to grow – including among other things, through acquisitions. To cope with cyclical swings and investment outlays a sound balance sheet is required. This is achieved, with financing primarily provided by a high equity to capital ratio and long-term borrowing.

Primary goal: Total return to shareholders matching that of the best companies in the industry

RISK CAPITAL HAS BEEN and still is a prerequisite for Norske Skog's development. With this in mind, Norske Skog has defined its primary goal as follows:

Norske Skog shall create value for its owners matching the performance of the best paper and pulp companies.

Norske Skog will achieve this through dividend payments and by creating the conditions for an increase in the value of its shares, over the longer term.

Norske Skog aims to pay a dividend that distributes approximately one third of the Group's earnings to shareholders within an economic cycle. Efforts will be made to smooth dividend payments throughout the cycle.

Measuring the return to shareholders

NORSKE SKOG DEFINES total return to shareholders as the sum of the increase in the share's value, plus dividend, over a period, as a percentage of the share price at the start of the period. This is measured over two-year rolling periods. The return on Norske Skog's shares in absolute figures is important, however a number of circumstances beyond our control make it more relevant to measure return against an index. An index has been compiled consisting of our Nordic competitors (50% weight), Morgan Stanley World Forest and Paper Index (25% weight) and the Oslo Stock Exchange total index (25% weight).

During the period 31.12.1999 to 31.12.2001 Norske Skog delivered a total return of 6%. The starting value is calculated as an average of A- and B-shares, corrected for the share split and the issue in connection with the merger of A- and B-shares. The result for our competitors during the same period was negative 9%, for the Morgan Stanley index negative 11% and for the Oslo Stock Exchange total index negative 18%. The total weighted return for these three was negative 12%, therefore Norske Skog's return was 18 percentage points higher than the Oslo Stock Exchange index.

Norske Skog's return, measured against our competitors and against the Morgan Stanley and Oslo Stock Exchange indices, is also an important driver with regard to the management bonus schemes.


120
110
100
90
80
70
60
50
1/00
52/01

NORSKE SKOG SHARE PRICE, OSLO STOCK EXCHANGE TOTAL INDEX, SWEDISH FOREST INDEX AND MSCI WORLD INDEX 2000-2001

- Norske Skog shares
- Swedish forest index
- Oslo Stock Exchange Total index
- Morgan Stanley World F&P index

(Source: Carnegie and Morgan Stanley)

Value for shareholders

NORSKE SKOG'S STRATEGY incorporates several important points aimed directly at building value for shareholders.

- Norske Skog shall grow and operate globally
Profitable growth is one of the most important prerequisites if the value of the company's shares is to reflect the value of its assets. Size makes Norske Skog more attractive to large investors, and size makes it easier for us to participate actively in the consolidation of our sector.

- Norske Skog shall contribute to balance and stability in the market
The needs of the market shall guide decisions concerning both the building of new capacity and the exploitation of existing capacity. In the past the sector has invested excessively and simultaneously, and that this has created overcapacity and large deficits, at times.

- Norske Skog shall use capital efficiently
Capital shall be tied up only where this is strategically important to the Group's core business, and it is a clear goal that productivity increases should be achieved through smaller investment outlays than in the past. The aim of Norske Skog's profitability programme is that the Group should meet its targets for return on capital during a cycle. Both profit increases and capital reduction form important parts of this programme, as well as the extraction of synergies and the introduction of operating standards. In time, cash flow shall become a key management parameter.

- Norske Skog shall be a cost-efficient producer
Norske Skog shall utilise the most cost-efficient input factors in each production area. The Group shall strive to produce and deliver each product at the lowest cost in each market, and the units that prove most competitive shall be developed further

Dividend for 2001

NORSKE SKOG HAS gradually increased dividend levels over the past six years. The goal of its distribution ratio is approximately one/third of profit, throughout a business cycle. The dividend should be smoothed out throughout the cycle. The Board has proposed a dividend of NOK 6 per share for 2001, unchanged from the previous year. Dividend distribution ratio is 29.0% for 2001, and 32.8% as a weighted average for the past three years. Based on the share price at the end of 2000, the dividend represents a return of 3.6%. Dividends will be paid on 16 May to those who were shareholders on the date of the Ordinary General Meeting, which will be held on 29 April 2002.

Informing the stock market

Providing the Norwegian and International financial market with information is a high priority in Norske Skog. The aim is to increase knowledge about the Company and understanding of the industry. This will create the confidence needed to interest investors in Norske Skog, and that the company is correctly priced in the stock market.

ISSUING RELEVANT AND TIMELY information is an important part of keeping the stock market informed. Below is Norske Skog's financial calendar for the year 2002:

Preliminary report 2001 – 7 February
Annual report and accounts 2001 – April 2002

Ordinary General Meeting 2002 – 29 April
1st quarter 2002 – 29 April
2nd quarter 2002 – 29 July
3rd quarter 2002 – 24 October

Norske Skog's Internet web site is well supported. It contains the Company's annual and interim reports, press releases, presentations, general information about the Company and share-related information.

Supplementing this printed and electronic information, Norske Skog holds regular presentations for the Norwegian and International financial markets. Presentations are also arranged at the Company's mills, and Norske Skog employees are often invited to speak at international conferences and seminars. In 2001 presentations and information sharing sessions were held in Norway, England, Sweden, Finland, Germany, Switzerland, the US, Canada and Australia. Information activity has increased considerably during recent years, particularly abroad.

A large number of Norwegian and foreign broking houses follow Norske Skog and publish analyses of the company. A list of these may be found on Norske Skog's web site.

Vice President Jarle Langfjæran is responsible for Norske Skog's investor relations.

Shares and share capital

AS AT 31 DECEMBER 2001, the Company's share capital was NOK 1,331,370,880, representing 133,137,088 shares, with a par value of NOK 10 each. All shares hold equal rights in the Company. Share capital increased during 2001 by NOK 399,992,300, through two share issues. In the Spring of 2001 it was resolved to merge the former A- and B-shares. Shareholders were compensated through an invitation to subscribe to a total of 16,992,300 shares at the par value of NOK 10 each. This issue yielded – gross – NOK 170 million of new equity capital. In June, a total of 23 million new shares were issued at a price of NOK 140 per share. This issue was primarily directed at institutional investors in Norway and abroad, but a portion of the issue was reserved for existing Norwegian shareholders. The purpose of the issue was to help finance the purchase of the Walsum and Parenco paper mills, and one sixth of the shares in Pan Asia Paper. The issue did not give existing shareholders preferential treatment, and yielded – gross – NOK 3,220 million.

The June 2001 shares issue led to significant changes in shareholder structure. As at 31 December 2001 the Norwegian Forest Owners' Association owned 20.9% of the Company's shares, compared to 24.6% at the beginning of 2001. The proportion of shares held by foreign owners rose significantly, and stood at 41.3% as of 31 December 2001, compared to 20.5% at the beginning of the year.

As at 31.12.2001 Norske Skog owned 1,168,898 of its own shares. These were acquired when A/S Union was merged with Norske Skog in 1999, and are used primarily for the annual sale of shares to employees, and bonus schemes. The Company's holding of its own shares was reduced by 293,486 during 2001.

At the Company's Annual General Meeting held 3 May 2001 shareholders authorised the Board to buy back up to 10% of outstanding shares. This authority is valid until the ordinary General Meeting 29 April 2002, and the Board will seek to have it extended.

The stock market in 2001

STOCK MARKETS were generally turbulent in 2001, partly reflecting the events of 11 September and weaker economic trends in many countries. Even so, the price of Norske Skog shares increased by 11.9% during the period 29.12.00-28.12.01, and the share yielded a return of 15.9%, when the dividend is included. Share price information:

Share price information:

	NOK/share [1]
Official price (for tax return purposes) 31.12.2001	168.00
Price 29.12.2001	168.50
Price 28.12.2000	150.60
High 2001	168.50
Low 2001	115.00

[1] Historic prices are for A shares, adjusted for share split and issue in connection with the merger of A and B shares. The adjustment factor is 0.4059.

Norske Skog's market capitalisation was NOK 22.4 billion as at 31.12.2001, compared to NOK 16.3 billion in 2000. The increase reflects both the injection of new equity capital and a higher share price at the close of 2001.

Trading in Norske Skog shares

THE COMPANY'S SHARES are listed on the Oslo Stock Exchange and on SEAQ (Stock Exchange Automatic Quotation System) in London.

During the year, a total of 116.5 million Norske Skog shares were traded on the Oslo Stock Exchange. When compared to the average number of shares held – 120.6 million (excluding shares owned by the Company itself), the total shares traded represents a turnover ratio of 96.6%. The share split and the international issue in June 2001 have led to a major increase in liquidity, and Norske Skog is often one of the most traded shares. In addition to the shares traded on the Oslo Stock Exchange, 4.2 million shares were traded on SEAQ.

IN THE SPACE OF A FEW YEARS, Norske Skog has developed from a traditional Norwegian industrial company into a company that has an international presence. Internationalisation influences the way in which Norske Skog remunerates its management. Remuneration systems for the Group's management have been evaluated, and the general share savings scheme has been significantly expanded. An important part of the scheme is to increase employees' shareholdings in the shares. The shares utilised to facilitate this are from Norske Skog's holding of its own shares, and in some cases purchased directly on the market.

Share savings scheme and incentive system

EMPLOYEES AT ALL LEVELS within Norske Skog should be shareholders. As shareholders they will participate in the Group's value creation, and over time the share scheme represents an advantageous form of saving. The annual sales of shares to employees highlights – throughout the entire organisation – the role of owners in Norske Skog, and provides valuable insight into the stock market. From and including the year 2000, the scheme has been extended so that employees can buy shares up to a limit of 3/5 G, which – under present tax legislation – is the maximum amount which can be financed through interest-free loans.

The shares are sold at a discount on market prices. In 2001 1,199 employees participated in the February sale, and 1,217 in the October sale. A total of 284,050 shares were purchased. The scheme was introduced for the Group's employees in Norway in 1996, and has since been extended to employees of mills and sales offices throughout Norske Skog Europe. From and including 2001 it also applied to employees in Australasia and South America. Shareholder-elected members of the Board and Corporate Assembly are also eligible to buy shares under the scheme.

From 1998 a bonus system was introduced for managers above a certain level in the Group and within Norske Skog Europe. The bonus is a part of each individual's employment contract, and relates to certain specific goals that must be achieved if the bonus is to be paid. Fifty per cent of any bonus paid shall be used to buy Norske Skog shares, which must then be held for a specified period.

From and including 1999, an option scheme has been available to Group management and other employees in leading positions. No options were awarded in 2000 or 2001, but a total of 164,944 options are outstanding from the award in December 1999. The options entitle the holder to buy a number of shares at a price of NOK 152 per share during the period 01.10.2002-31.12.2002. This price has been fixed on the basis of the share's price at 15.12.1999, when the Board adopted the scheme, with subsequent adjustment to take account of the share split and the merger of A- and B-shares.

Principal shareholders as of 31 December 2001 (>1% ownership)

Name	*No.*	*%*	*Range*
J P Morgan Chase, GBR [1]	18,126,578	13.61	1
State Street Bank & Trust Co. USA [1]	12,262,586	9.21	2
Viken Skogeierforening, Hønefoss	10,683,478	8.02	3
Folketrygdfondet, Oslo	8,940,600	6.72	4
Agder-Telemark Skogeierforening, Skien	5,442,692	4.09	5
Skogeierforeninga Nord, Trondheim	3,458,990	2.60	6
Mjøsen Skogeierforening, Lillehammer	3,235,082	2.43	7
Storebrand Livsfors./IF, Oslo	2,509,467	1.88	8
Glommen Skog/Fond, Elverum	2,338,987	1.76	9
Bank of NY, Belgium [1]	2,286,983	1.72	10
Gjensidige NOR, Oslo	2,226,747	1.67	11
Rederiaksjeselskapet Henneseid, Skien	1,940,204	1.46	12
Odin-fondene, Oslo	1,889,522	1.42	13
Vital Forsikring, Bergen	1,755,057	1.32	14
DnB Investor, Oslo	1,634,884	1.23	15
VPF Skagen Vekst, Stavanger	1,375,250	1.03	16
Havlide A/S, Skien	1,374,748	1.03	17
Total shareholders > 1% ownership	81,481,855	61.20	

[1] Nominee banks

Shareholder structure:

Forest owners' association	27,784,098	20.87
Other Norwegians > 1%	24,801,286	18,63
Other Norwegians < 1%	25,602,784	19.23
Foreign holding as of 31 December	54,948,920	41.27
Total number of shares	133,137,088	100.00


%
150
120
90
60
30
0
92 93 94 95 96 97 98 99 00 01

MARKET CAP. AS % OF BOOK VALUE


NOK million
25,000
20,000
15,000
10,000
5,000
0
92 93 94 95 96 97 98 99 00 01

MARKET VALUE NORSKE SKOG AS OF 31.12.01


%
10
5
0
-5
-10
-15
-20
18.3%

RELATIVE TSR 31.12.99-31.12.01

- Peer Group (50%) (A)
- Oslo total index (25%) (B)
- MS World F&P (25%) (C)
- Weighted (A+B+C)
- Norske Skog
- Excess return = 18.3%

Price increase + dividend paid in % of share price as of 31.12.1999.


%
35
30
25
20
15
10
5
0
-5
-10
-15
92 93 94 95 96 97 98 99 00 01

RETURN ON EQUITY 1992-2001


Million shares
10
8
6
4
2
0
1/01 10/01 20/01 30/01 40/01 50/01

WEEKLY TRADING 2001

Key figures related to shares [1]

		2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Share price 31.12. (NOK)		10	10	10	10	10	10	10	10	10	10
Average number of shares excl. shares held in treasury(1,000)		120,604	102,159	92,829	89,773	84,991	77,537	77,177	71,454	63,476	58,622
Average number of shares after full conversion ex. shares held in treasury (1,000)		120,604	102,159	92,829	89,773	84,991	91,986	91,641	86,915	79,266	75,901
Net earnings per share after tax (NOK) [2]		20.68	19.17	14.01	11.36	6.94	16.99	22.01	2.88	-0.74	-8.80
Net earnings per share after full conversion (NOK) [a] [2]		20.68	19.17	14.01	11.36	6.94	15.10	19.33	3.21	0.69	-6.80
Cash flow per share after tax (NOK) [3]		58.47	48.18	23.29	31.85	19.00	33.74	33.11	12.12	7.75	4.37
Cash flow per share after full conversion (NOK) [a] [3]		58.47	48.18	23.29	31.85	19.00	29.22	28.67	10.80	7.49	4.78
Dividend per share (NOK)		6.00	6.00	5.50	4.25	3.50	3.50	3.00	0.75	0.50	0.00
Price earnings ratio (A) [4]		8.15	8.30	12.78	8.32	13.05	5.28	3.54	27.77	-	-
Payout ratio (%) [5]		29.01	26.86	33.63	31.9	42.70	19.50	11.50	21.70	-	-
Number of shares 31.12. (1,000)	A shares	133,137	33,986	28,796	28,796	28,796	26,557	26,531	26,199	23,684	21,826
	B shares	0	12,586	12,586	9,416	9,416	6,084	6,084	5,561	2,631	2,425
	Total	133,137	46,572	41,382	38,211	38,211	32,641	32,615	31,760	26,315	24,251
Share price high (A restricted)		169	424	425	273	296	214	233	203,50	175,50	127,50
Share price low (A restricted)		115	222	204	165	190	174,50	170	140	65	45
Trading volume (Oslo Stock Exchange)(1,000)		116,458	27,059	23,212	23,825	30,500	25,600	28,000	26,192	25,619	30,190
Share prices 31.12.	A restricted								192.00	174.00	71.00
	A free	168	371	418.00	222.00	214.00	213.00	185.50	190.00	176.00	76.00
	B shares	-	292	337.00	191.00	200.00	194.50	175.50	184.00	175.00	68.00
Number of shareholders 31.12.	A restricted									16,907	16,824
	A free	22,587	19,431	17,900	18,002	17,466	17,456	17,285	17,222	16,106	15,936
	B shares	-	14,915	14,693	13,746	13,796	14,271	14,605	14,950	15,384	15,196
	Total	22,587	21,779	19,884	18,753	18,075	18,070	17,710	17,503	17,552	17,379
Number of foreign shareholders 31.12.	A free	1,092	546	483	203	186	154	179	164	139	108
	B shares	-	133	110	88	97	92	127	130	80	98
	Total	1,092	589	518	222	208	177	231	222	162	142
Percentage of shares for foreign shareholders	A,frie	41.3%	25.1%	27.6%	27.6%	26.0%	23.6%	14.2%	15.9%	42.7%	17.0%
	B-aksjer	-	8.3%	5.6%	6.0%	8.3%	15.2%	41.4%	60.8%	58.4%	63.2%
	Totalt	41.3%	20.5%	20.9%	22.3%	21.6%	22.0%	19.3%	24.7%	18.6%	11.7%
Market value (NOK mill.)		22,367	16,284	16,278	8,191	8,100	6,900	6,000	5,983	4,597	1,751

[1] *Historic figures have been adjusted to take account of the share split and the new share issue, in connection with the merger of A- and B-shares in the* Spring of 2001.
[2] Net earnings per share after tax = Earnings for the year : Average number of shares.
[3] Cash-flow per share after tax = Cash flow : Average number of shares.
[4] Price earnings ratio = Share price 31.12. : Net earnings per share after tax.
[5] Payout Ratio = Dividend per share : Net earnings per share.
[a] When calculating financial ratios per share after full conversion net earnings and cash flow are rectified by interest expenses on subordinated convertible bonds.



Ki Hwan Hyun is one of 880 employees at Pan Asia Chonju in Korea. The country is among the world's ten largest newsprint exporters, and has a healthy home market of around 1.3 million tonnes annually.

A global organisation

NORSKE SKOG'S GOVERNANCE MODEL emerges from Norske Skog's vision, goals and strategy, and builds on the Group's core values: **openness, honesty and co-operation.**

The Group now has over 11,000 employees at 24 wholly- and partly-owned companies in 15 countries on five continents.

FOLLOWING MAJOR CHANGES IN 2000, and the restructuring and further expansion during 2001, Norske Skog has become a new company with a new organisational structure, changed leadership structure and a governance model that reflects the Group's larger, global activity.

Corporate governance

General meeting

THE GENERAL MEETING elects the shareholder-elected members of the Corporate Assembly and their deputies. The Corporate Assembly elects the shareholder-elected members of the Board. One ordinary and two extraordinary General Meetings were held in 2001.

The Corporate Assembly

IN 2001, THE NUMBER OF MEMBERS of Norske Skog's Corporate Assembly was reduced from 20 shareholder -elected members and ten members elected by and from among the employees to 12 and 6, respectively.

The Corporate Assembly constitutes itself through the election of a chairman and deputy chairman annually. In 2001 the Corporate Assembly held three ordinary and two extraordinary meetings.

The Board

THE CORPORATE ASSEMBLY elects the chairman and deputy chairman of the Board annually, and determines the Board's remuneration. The Chairman of the Board, since 1989, has been Lage Westerbø. The Company's Board can consist of a minimum eight, and a maximum of eleven members, of whom up to a third shall have been elected by the employees' representatives on the Corporate Assembly. In 2001, the Company's Board was expanded by one member to ten, of whom three are elected by and among the employees.

The Board generally holds seven to eight ordinary meetings every year. The year 2001 was an active year, with the acquisition of Walsum and Parenco and increased ownership stakes in Pan Asia and PISA, Brazil, and six ordinary and twelve extraordinary Board meetings were held.

The CEO

JAN REINÅS HAS BEEN THE CEO SINCE 1994. The CEO is responsible for the day-to-day management of the Company's activities, and ensuring that it is run and organised in accordance with the shareholders' wishes and the Board's decisions. The CEO is also responsible for the Group accounts, ensuring that they conform with laws and regulations, and that the assets are managed in a sound manner.

The corporate governance model

NORSKE SKOG'S GOVERNANCE MODEL emerges from Norske Skog's vision, goals and strategy, and builds on the Group's core values: openness, honesty and co-operation. The model describes management and organisational principles, the Group organisation's form of work, and the forums through which work is performed. Further, it defines the tools for following up policies and standards.

During 2001, Corporate Management was reduced by three members. Following the restructuring of Norske Skog's activities in North America, this region is no longer part of the Group's operational organisation. Furthermore, the following up of the Group's activities in Asia is now part of the responsibility of the Senior Vice President Strategic Development. The functions Global Otimisation and Human Resources/Organisational Development have now merged into one functional unit.

The Corporate Management assembly consists of seven people and includes the CEO, the Corporate Senior Vice Presidents in charge of Strategic development, Corporate Finance, Global Optimisation and Human Resources/Organisational Development and the Presidents for the three regions. The Senior Vice President, Strategic Development, is also the CEO's deputy. This role also includes responsibility for following up Norske Skog's commercial interests in companies not included in the operational organisation, i.e. companies where Norske Skog's ownership stake is 50% or less, or companies with operations outside Norske Skog's core area. For additional details and biographies of corporate management, see page 58.

Roles and responsibilities within the corporate organisation are defined as follows:
Corporate management focuses on the Group's overall development, to achieve its aspirations. The Group therefore concentrates on three key areas which are followed up within the organisation: Strategy, result achievement and people management. The necessary staff for finance and other corporate staff functions are within the Corporate Management regime.
Regional management has the responsibility for the economic and operational performance of the region and its operating units. This means, moreover, that the regions are responsible for optimising co-operation between and within the regions, to ensure that opportunities for co-ordination and best practice are exploited to the full.
Operating units are responsible for operating performance at unit level. This also includes the fostering of operations -related proficiency, leadership and people development.

Leadership and development of the Group is exercised via:
Corporate management meetings – CMM. CMM meetings are held on a regular basis, utilising the latest communication technology or in person, the focus being on strategy, people management, leadership and organisational development, and the achievement of ambitions.
Regional review meetings – RRM: RMM meetings are held quarterly, under the chairmanship of the Regional President, and have particular focus on the achievement of operational and financial goals. The meetings also consider regional strategies and ambitions, leadership development and any issues with regard to health and safety.
Global council meetings – GCM: GCM meetings concentrate on inter-regional optimisation at a global level through benchmarking and best practice within selected functional areas.

Shareholdings

NORSKE SKOG BELIEVES it is desirable that elected officials and employees should hold shares in the Company, and encourages this. A table showing the shares held by members of the Board, the Corporate Assembly and leading employees may be found on page 59.


PRESIDENT AND CHIEF EXECUTIVE OFFICER Jan Reinås
CORPORATE STRATEGY SVPJan A. Oksum Deputy to CEO
CORPORATE FINANCE SVP AND CFO Jan Kildal
GLOBAL OPTIMISATION AND CORPORATE HUMAN RESOURCES SVP Ida Goodreau
NORSKE SKOG EUROPE President Claes-Inge Isacson
NORSKE SKOG AUSTRALASIA President David Kirk
NORSKE SKOG SOUTH AMERICA President Vidar Lerstad
PARTIALLY OWNED COMPANIES AND OTHER ACTIVITIES Jan A. Oksum
Pan Asia Paper Co. Pte Ltd.
Malaysian Newsprint Industry
Norske Skog Canada Ltd.
Other Activities

Remuneration of Norske Skog's elected officials and senior staff

1. Corporate Assembly:

THE CHAIRMAN of the Corporate Assembly receives a fixed fee of NOK 130,000 per year. Each of the other members receives NOK 4,500 for each meeting. The total paid to members of the Corporate Assembly in 2001 was NOK 616,500.

2. The Board:

THE CHAIRMAN of the Board receives a fixed fee of NOK 230,000, the deputy chairman receives NOK 165,000, and the Board's other members NOK 130,000 per year. The total paid out to the Board, including NOK 4,500 per meeting for deputies who attended such meetings, was NOK 1,549,000 in 2001.

3. CEO:

THE CEO'S SALARY and other terms are negotiated by the compensation committee and determined by the Board. Salary and other remuneration to the CEO and other information concerning pension schemes and wage guarantee scheme may be found in Note 3 to the Group accounts.

4. Corporate management:

THE COMPENSATION committee will review the principles applying to wages and other terms for the rest of corporate management.

5. Internal board remuneration:

NO FEES ARE PAID to Norske Skog employees who serve on the boards of Group companies. Similarly, fees for appointed office holders in companies in which Norske Skog holds shares, will be payable to Norske Skog. This applies in cases where the employee has been appointed as a result of his/her position with Norske Skog.

6. Other:

INFORMATION concerning option schemes, bonus schemes and loans to senior staff may be found in Note 3 to the accounts.

7. Employee share purchase scheme:

ALL EMPLOYEES of Norske Skogindustrier ASA and its subsidiaries in and outside Norway have been offered the opportunity, twice yearly, to buy shares at a rebate on the market price. Employees in Norway may buy shares at a 20% rebate on the stock exchange price during a specified period. The total tax-free rebate for a single year may not exceed NOK 1,500. Payment for the shares is made by deductions from wages over a period of twelve months and purchases up to a value of NOK 30,816 (3/5 of "G" – the basic Norwegian social security pension) are allowed. This is the upper limit of the amount employees may have in the form of an interest-free loan from their employer. In the year 2001, the share purchase scheme applied to all employees in Europe, South America and Australasia and to members of the Board and the Corporate Assembly.

The scheme is based on favourable Norwegian tax rules. Such rules often differ widely from country to country, so that a number of special arrangements have been introduced. The upper limit for share purchases is, however, the same for all countries.

8. Elected officials' and corporate management's shareholdings in Norske Skog:

THE CORPORATE ASSEMBLY'S MEMBERS held, as at 31 December 2001, a total of 14,267 shares in Norske Skog. On the same date, the members of the Board held a total of 26,037 shares. Corporate management's total holdings comprised 35,113 shares and 45,973 options. Additional details may be found on page 59.

The Board of Directors of Norske Skog



LAGE WESTERBØ, chairman of the Board since 1989. Forest owner. Deputy chairman of, among others, the regional board of Sparebanken NOR Oppland/ Hedmark, chairman of the committee of Representatives of the insurance company Skogbrand.
Shares in Norske Skog: 7,353.



JON R. GUNDERSEN, Deputy chairman since 1995, Board member since 1989. Barrister. Chairman of the board of, among others, Arendals Fossekompani ASA, Polaroid (Norge) AS, Norsk Vekst ASA, Gambacco AS and Bergesen Allmennyttige Stiftelse.
Shares in Norske Skog: 694.



HALVOR BJØRKEN, member of the Board since 2000. Forest owner. Among other things chairman of the board of Skogeierforeningen Nord, deputy chairman of the Norwegian Forest Owners' Federation, Industriflis and Din Tur As.
Shares in Norske Skog: 1,155.



JAN VIDAR GRINI, member of the Board (elected by the employees) since 2001.
Shares in Norske Skog: 318.



LARS WILHELM GRØHOLT, member of the Board since 2001. Forest owner. Chairman of the Norwegian Forest Owners' Association.
Shares in Norske Skog: 645.



STIG JOHANSEN, member of the Board (elected by the employees) since 1999.
Shares in Norske Skog: 50.



KÅRE LEIRA, member of the Board (elected by the employees) since 1999.
Shares in Norske Skog: 485.



ØIVIND LUND, member of the Board since 2000. Several board positions in the ABB group. Now works at ABB's Zürich headquarters as head of its group competitiveness programme.
Shares in Norske Skog: 212.



EGIL MYKLEBUST, member of the Board since 2001. Chairman of the board of Norsk Hydro, and SAS Norway.
Shares in Norske Skog: 0.



JAN REINÅS, member of the Board since 1994. CEO of Norske Skog. Member of the board of Schibsted ASA, member of the board of the Federation of Norwegian Process Industries, member of the executive board of the Confederation of Norwegian Business and Industry.
Shares in Norske Skog: 15,430.



AMUND SAXRUD, observer, elected by the employees, participating since 2001.
Shares in Norske Skog: (0).

Corporate management

JAN REINÅS (57)
PRESIDENT AND CEO
Joined Norske Skog 1994.
He holds a degree in Economics, has completed a 3-year-study of planning, rationalisation, logistics and management. INSEAD's Executive MBA Programme Managing director of regional transport companies, joined SAS 1987, managing director SAS Norway 1990, President and CEO the SAS Group 1993-1994. Member of the Board of Directors Schibsted ASA, the Federation of Norwegian Process Industries, the Confederation of Norwegian Business and Industry, and the Confederation of European Paper Industries. Former chairman of the Board of Directors Sparebanken Midt-Norge, the national Postal Administration and the Norwegian State Railways.





CLAES-INGE ISACSON (56)
PRESIDENT NORSKE SKOG EUROPE
Norske Skog 1989-1997 and from 1999.
MS Chalmers University of Technology, Gøteborg. Senior positions in Stora 1972-1982 and 1998. Consultant, Jaakko Pøyry (USA and Sweden), 1982-1989. Project Director Norske Skog Golbey 1989-1992, Mill Director Norske Skog Tofte 1992-1996, Executive Vice President Fiber/Magazine 1994-1996, Executive Vice President Stora Publication Paper 1998, Executive Vice President Business Development 1998-1999.

JAN A. OKSUM (51)
SENIOR VICE PRESIDENT CORPORATE BUSINESS DEVELOPMENT, DEPUTY CEO
Joined Norske Skog 1979.
Master in Pulp and Paper Technology, Norwegian Institute of Technology. Research Associate, Pulp and Paper Research Institute of Norway (PFI) 1974-1979. Process engineer, Assistant Production Manager and Production Manager Norske Skog Skogn 1979-1988. Technical Manager and then General Manager Norske Skog Golbey 1989-1996. Vice President Corporate R&D 1997. Senior Vice President Area Pulp and Magazine Paper 1997-1999. Executive Vice President Business Development 1999-2000.





VIDAR LERSTAD (57)
PRESIDENT NORSKE SKOG SOUTH AMERICA
Joined Norske Skog 1989. MBA Norwegian School of Economics and Business Administration. Norsk Hydro 1970-1974, The Export Council of Norway/The Norwegian Embassy, Brussels 1975-1980, Tandberg 1980-1984, Managing Director, Ciments du Togo Scancem, West-Africa, 1984-1989, Managing Director Norske Skog Golbey, France, 1989-1994, Managing Director Norske Skog Sales 1994-1996, Senior Vice President Sales & Marketing Norske Skog 1996-1999, President Area International 1999-2000.

JAN LARS KILDAL (51)
SENIOR VICE PRESIDENT,
CHIEF FINANCIAL OFFICER
Joined Norske Skog 1995.
Bachelor of Business Administration, Norwegian School of Economics and Business Administration. Chief Accountant, Finance Manager, Human Resources Manager, Glomfjord Fabrikker, Norsk Hydro 1976-1983. Department manager, Hydro Agri, Norsk Hydro 1983-1985. Financial Director Denofa-Lilleborg 1985-1989, Financial Director and Chief Financial Officer, Orkla 1985-1995.





DAVID KIRK (41) MBE
PRESIDENT NORSKE SKOG AUSTRALASIA
Joined Fletcher Challenge 1985.
Graduate of Medicine, Otago University, New Zealand, BA, Philosophy, Politics and Economics, Oxford, England. Business Analyst Fletcher Challenge 1985-1987, Consultant McKinsey & Co. London, 1989-1992, Executive Assistant/ Chief Policy Advisor to Prime Minister of New Zealand, 1992-1995, General Manager, Marketing and Commercial, Fletcher Challenge Energy, 1995-1998, Director of Marketing and Supply Chain, Fletcher Challenge Paper Global, 1998-1999, Chief Operating Officer, Fletcher Challenge Paper Australia 1999-2000.

IDA J. GOODREAU (50)
SENIOR VICE PRESIDENT GLOBAL OPTIMISATION AND HUMAN RESOURCES AND ORGANISATION
Joined Fletcher Challenge Canada 1992.
BA English and Economics, University of Western Ontario, Canada, Hons. B. Comm. University of Windsor, Canada 1981 and MBA University of Windsor, 1986. Union Gas Limited, Canada, 1981-1992, most recently as Vice President, Human Resources. Senior Vice President, Human Resources, FCCL, 1992-1994, Managing Director, Tasman Pulp and Paper (FCP), 1994-1997, President, Pulp Operations, FCCL, 1997-2000.



Corporate Assembly, Board of Directors and Corporate Management

Corporate Assembly

Nominated by the shareholders:
Ivar B. Korsbakken,
Oslo, chairman (697)
Idar Kreutzer, Oslo, deputy chairman (0)
Emil Aubert, Porsgrunn (7,163)
Ole H. Bakke, Trondheim (53)
Svein Haare, Hokksund (555)
Olav Hørsdal, Frolands Verk (2,755)
Bjørn Kristoffersen, Oslo (0)
Tore Lindholt, Skjetten (0)
Dieter Oswald, Bø i Telemark (67)
Halvard Sæther, Lillehammer (1,462)
Helge Urstrømmen, Elverum (1,163)
Svein Aaser, Drøbak (255)

Deputy members:
1. Ann Kristin Brautaset, Oslo (0)
2. Pål Haugstad, Ringebu (163)
3. John Giverholt, Asker (0)
4. Torstein Opdahl, Namnå (613)

Nominated by the employees:
Steinar Voldseth, Skogn (0)
Bjørn Olav Hanssen, Skogn (100)
Roy Eilertsen, Saugbrugs (0)
Magnus Straume, Union (3)
Terje Bråthen, Follum (0)
Ove Magne Anseth, Forestia
Braskereidfoss (50)

Deputy members:
Kåre A. Haugen, Skogn (964)
Steinar Langåssve, Skogn (0)
Per Kristian Dahl, Saugbrugs (100)
Udmund Viflot, Union (486)
Steffen Mørtvedt, Follum (1,527)
Terje Andersen, Forestia Agnes (50)

Observers from the employees:
Trond Andersen, Saugbrugs (626)
Eigil Fredriksen, Union (0)
Rolf Bråthen, Follum (782)

Deputy observers:
Kjell Aspestrand, Saugbrugs (0)
Jarle Halvorsen, Union (0)
Roy Helgerud, Follum (0)

Board of Directors

Lage Westerbø, Aurdal,
chairman (7,353)
Jon R. Gundersen, Oslo,
deputy chairman (694)
Halvor Bjørken, Verdal (1,155)
Jan Vidar Grini, Union (318)
Lars Wilhelm Grøholt, Hov (645)
Stig Johansen,
Forestia Braskereidfoss (50)
Kåre Leira, Skogn (485)
Øivind Lund, Drammen (212)
Egil Myklebust, Oslo (0)
Jan Reinås, Bærum (15,430)

Deputy members by the employees:
Kjetil Bakkan, Skogn (98)
Harald Christiansen, Union (0)
Rolf Randen, Forestia Kvam (168)

Observer:
Amund Saxrud, Follum (0)

Corporate Management, 1 January 2002

President and
Chief Executive Officer
Jan Reinås (15,430)

Senior Vice President
Jan A. Oksum (5,814)

Senior Vice President and
Corporate Finance Officer
Jan Lars Kildal (4,973)

Senior Vice President
Ida J. Goodreau (212)

President Norske Skog Europe
Claes-Inge Isacson (5,580)

President Norske Skog Australasia
David Kirk (964)

President Norske Skog South America
Vidar Lerstad (2,395)

Audit
Arthur Andersen & Co., Oslo (0)

(Number of shares owned in
parenthesis)



Norske Skog implements extensive exchanges of personnel across international borders, for shorter or longer periods. At the corporate headquarters at Oxenøen there are employees from 20 different nations. Peter Scott from New Zealand brought his family to Norway – from left Ben, Peter, Jamie, Tilly and Kristen. They had heard in advance that the Norwegian Summer lasted for only one day, but were favourably surprised.

ANNUAL REPORT

Growth and restructuring lifted profits

IN 2001 NORSKE SKOG SHARPENED ITS FOCUS on its core area, improved its product range and firmed up the Group's global position as a leading supplier of publication paper.

After strong expansion, Norske Skog is now focusing on consolidation, in order to strengthen its competitiveness by – among other things – increasing productivity and paying off debt.

At the start of 2002 Norske Skog is a soundly structured company where investments are well matched to cash flow from the various parts of its activities.

DURING 2001 NORSKE SKOG SHARPENED ITS FOCUS on its core area, improved its product range and firmed up the Group's global position as a leading supplier of publication paper. It achieved this primarily by purchasing two publication paper mills in Germany and the Netherlands, by boosting its ownership stakes in Pan Asia and PISA, Brazil, selling activities outside its core area of publication paper, and by restructuring the activities acquired during 2000. The Pan Asia venture has turned out to be a good investment. After marked expansion, Norske Skog is now concentrating on consolidation, in order to strengthen competitiveness by increasing productivity and reducing debt.

Growth and structural changes yielded improved results

rose 16% in 2001

FINANCIAL RESTRUCTURING in 2001 freed-up-capital, eliminated substantial minority interests and reduced total assets. Norske Skog's financial strength laid the foundation for long-term loan financing in international bond markets. At the start of 2002 Norske Skog has unused long-term drawing rights of NOK 4,686 million. Debt reduction is now being given priority. During 2001 Norske Skog reduced its loan portfolio by NOK 3,288 million, achieved through satisfactory cash flow and the sales of activities outside its core area. The strong cash flow from operations will provide resilience to manage in weaker markets as 2002 commences.

A changed share structure by merging share classes A and B, based on one share, one vote, provided the basis for an expansion of share capital in June and improved share's liquidity. The share capital increase, of NOK 3,200 million, strengthened the Company's financial situation significantly.

After strong expansion during 2000-2001, Norske Skog is in an improved financial position. As 2002 opens, Norske Skog is a well-structured company whose investments are well balanced with its access to cash flow from the various aspects of its business.

Norske Skog continued to achieve high margins and improved results in 2001, even though markets were steadily weakening. This was due to good demand in Europe, particularly for newsprint, synergy gains, the effect of co-ordination and restructuring and finally, due to efficient operations. Earnings per share as at 31 December 2001 was NOK 20.68 (NOK 19.17). Norske Skog's goal is to distribute a dividend which gives shareholders approximately one/third of the Group's earnings, throughout an economic cycle. The Board has proposed a dividend of NOK 6.00 (NOK 6.00) per share.

The total increase in value of a Norske Skog share (share price increase, plus dividend) during the year was 16%.

At the turn of the year, most markets saw reduced demand and falling prices. The European market, which in the fourth quarter 2001 accounted for 56% of the Group's operating revenue weakened significantly at the end of the year. Consequently, Norske Skog expects a considerably lower result in 2002 than in 2001.

in weaker markets

AFTER A VERY GOOD YEAR in 2000, publication paper markets gradually weakened during 2001. Demand for publication paper fell – in some areas the reduction was significant. Newsprint prices fell in all regions except Europe and Australia. In North and South America the price decline during the year was in the vacinity of 15-17%. The price level for uncoated (SC) magazine paper was stable in Europe, while prices for coated (LWC) magazine paper were under pressure.

Strong cash flow from operations

NORSKE SKOG'S OPERATING revenue rose to NOK 30,354 million (NOK 26,635 million), and operating earnings reached NOK 5,096 million (NOK 4,211 million). Net cash flow from operations was NOK 7,052 million (NOK 4,922 million). Restructuring has lifted margins, even during a strong growth phase. Gross operating margin increased from 24.8% in 2000 to 27.7% in 2001, on par with the best in the sector, and the best result Norske Skog has ever achieved.

Pre-tax earnings were NOK 3,894 million (NOK 3,021 million). Earnings per share were maintained despite a higher number of shares in 2001, amounting to NOK 20.68 (NOK 19.17) and cash flow from operations per share was NOK 58.47 (NOK 48.18). Calculated on the basis of the share price on 2 January 2002, this gives price/earnings and price/cash flow ratios of 8.1 and 2.9, respectively.

Gains from the sale of activities are included under Operating Earnings to the value of NOK 201 million (NOK 0 million) and under Other Items, to the value of NOK 158 million (NOK 170 million).

Earnings for the year was NOK 2,660 million (NOK 2,184 million).

When comparing key financial figures and absolute operation figures one must allow for the major structural changes and strong growth that occurred in 2000/2001. Please see the pro forma figures in note 1 to the consolidated accounts.

The most significant structural changes that occurred during the year were:

- Sale of Tasman Pulp mill on 30 April
- Sale of Mackenzie pulp mill on 15 June
- Deconsolidation of Norske Skog Canada Ltd. (NorskeCanada) on 28 August
- Acquisition of minority stakes in PISA newsprint mill
- Acquisition of 1/6 of Pan Asia Paper Company on 16 August
- Acquisition of publication paper mills Walsum and Parenco on 30 November
- Sales of forest properties in Southern Norway, Sweden and Brazil.


NOK million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
92 93 94 95 96 97 98 99 00 01

OPERATIONAL INVESTMENTS AND DEPRECIATION 1992-2001

Depreciation

Investments


NOK million
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
92 93 94 95 96 97 98 99 00 01

OPERATING REVENUE 1992-2001


NOK million
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
92 93 94 95 96 97 98 99 00 01

OPERATING EARNINGS 1992-2001

Partly-owned companies

PAN ASIA HAS BEEN INCLUDED in the Group accounts according to the proportional consolidation method, based on a 50% share ownership from 16 August, compared with 33.3% share ownership previously held. Norske Skog Canada Ltd. was – until 28 August 2001 – consolidated in the Group accounts. From this date, it is recognised in the accounts as an affiliated company, with a share ownership of 36%.

The contribution from Norske Skog Canada Ltd. and Malaysian Newsprint Industries was a loss of NOK 9 million.

Return on capital employed was 13.7% in 2001. The Group's long-term goal is an average return of 14%. Continuous efforts are made to improve return on capital employed.

Net financial items (financial income/ financial costs) was a loss of NOK 1,376 million (loss of NOK 1,394 million in 2000).

Tax costs for the year were NOK 1,234 million (NOK 837 million), corresponding to 31.7% of ordinary profit.

The Board has proposed a dividend of NOK 6.00 per share (NOK 6.00). The dividend represents 29.0% (31.3%) of earnings per share.

The Board of Directors confirms that the annual accounts have been prepared under the going concern assumption.

restructuring and strengthened capital position

RESTRUCTURING REDUCED total assets from NOK 61,277 million to NOK 56,272 million, including strategic investments of NOK 12 billion. The deconsolidation of Norske-Canada reduced minority interests in Norske Skog's Group accounts by NOK 7,057 million.

Group equity capital excluding minority interests increased from NOK 14,490 million to NOK 19,321 million during 2001, giving an equity capital ratio of 34.3% (23.7%). The Group's goal is an average of 40%, throughout an economic cycle. Minority interests' share of equity capital was NOK 205 million (NOK 7,681 million).

From October 2001, Norske Skog has had an investment grade rating from the two institutions Standard & Poor's (BBB) and Moody's (Baa3). The rating forms the basis of The Company's 2001 long-term loan in international bond markets.

Strategic investments in Europe, South America and Asia

THE EQUITY CAPITAL ISSUE, cash flow from operations, the sale of activities and the raising of a bond loan in the US financed the strategic investments in two publication paper mills in Europe. It also contributed to the increased ownership stakes in Pan Asia and PISA, Brazil. A reduction in the loan portfolio totalled NOK 3,288 million in 2001. Ordinary investments in new plant were subject to strict prioritisation and totalled NOK 1,422 million in 2001, corresponding to 42.7% of ordinary depreciation.

Net interest-bearing debt at the end of 2001 was NOK 22,820 million (NOK 20,535 million), of which 79% was at floating interest rates. Average loan interest in 2001 was 6.2%. The Group hedges its balance sheet by employing loans with a mix of currencies that matches its assets. The ratio of net interest-bearing debt to equity, was 1.18, while the corresponding figure at the end of 2000 was 1.42. The Group's goal is 1.0, throughout an economic cycle.

A rolling currency hedging programme reduces the effect of currency fluctuations on cash flow and gearing. The Group hedges 50-100% of 12 months net cash flow per currency. The movement of the Norwegian krone in relation to the Euro and the US dollar will particularly affect the Group's profit trend over the longer term.

Divestments of activities outside the Group's core area totalled NOK 3.8 billion, freeing up capital of NOK 3.3 billion and yielding a booked profit of NOK 359 million.

The financial restructuring of Norske Skog Canada Ltd. included an extraordinary payment to shareholders. Of this payment, NOK 4,372 million was distributed to Norske Skog.

At the end of 2001 unutilised long term drawing rights amounted to NOK 4,686 million.

Changed share structure produced improved results for the shareholders

IN ORDER TO MAKE the shareholder values more apparent, several steps were taken during 2001 to improve the liquidity and turnover of Norske Skog shares. Share classes A and B were merged into one share class from 11 May 2001, and at the same time the share was split 1:2, at a par value of NOK 10. The share offer 15-25 June attracted great international interest and was 2.5 times oversubscribed. 23 million new shares, at a price of NOK 140 per share, yielded NOK 3.2 billion to Norske Skog. The proportion owned by non -Norwegians climbed from just over 20% to over 40%, creating a larger and more active market for Norske Skog shares. This led to a significant increase in turnover and a relatively favourable price development on the Oslo Stock Exchange.

Norske Skog gauges return to shareholders over a two -year rolling period, measured against a reference group of indices and companies. During the period 31 December 1999 to 31 December 2001, the share yielded a return of 18.3 percentage points better than the reference group. Norske Skog shares grew in value during 2001, including dividend, by 16%. During the same period the Oslo Stock Exchange overall index fell by 18%. At the end of 2001 the

Stock Exchange value of Norske Skog was NOK 22,400 million (NOK 16,284 million), corresponding to 116% (112%) of booked equity, excluding minorities.

In 2001 2,423 employees at Norske Skog's wholly-owned activities purchased a total of 284,424 shares in the employee share offer.

As at 31 December 2001 Norske Skog held a total of 1,168,898 of its own shares, corresponding to 0.9% of the total number of shares. At the Company's general meeting of shareholders on 3 May the Board was authorised to acquire up to 10% of the Company's shares, on certain defined terms. The authorisation was granted for a period of 18 months.

At the end of 2001 Norske Skog's share capital stood at NOK 1,331 million, consisting of 133,137,088 shares with a par value of NOK 10 each.

with focus on core area

NORSKE SKOG'S PRIMARY GOAL is to create value for its shareholders, performing at least on par with the best companies in the industry. In 2001 the Company has developed strategies in the three areas considered most important for achieving this goal: They are:

- A larger and more active market for its shares, profitable growth, and a continuous drive to achieve the highest possible cost-efficiency in operative activity.
- To improve shareholder's value, the share structure was modified in 2001. This created increased liquidity and higher turnover, increased international interest and a wider market for Norske Skog shares. During the past few months turnover stood at around 7-10% of the total number of shares. This is twice as much as in the previous year.
- Profitable growth, including the acquisitions in Europe and increased ownership stakes in South America and Asia, shall create size which generates synergies and co-ordination gains, and strengthens positions in high -earnings and high-growth markets. Combined with growth, there has been a sharp focus on restructuring and the sale of activities outside the core area, particularly in market pulp, forestry and real estate.
- Steady focus on efficiency and costs is primary to the Group's profitability and market position. Competitiveness shall be increased through product development, quality and an annual increase in productivity. Transfer of best practice throughout the whole value chain will facilitate the contribution to customers' competitiveness and value creation, and ultimately Norske Skog shall be a preferred supplier of publication paper.



%
60
50
40
30
20
10
0
92 93 94 95 96 97 98 99 00 01

EQUITY TO ASSETS RATIO



%
25
20
15
10
5
0
92 93 94 95 96 97 98 99 00 01

RETURN ON TOTAL ASSETS

Strengthened position in Asia and North America

NORSKE SKOG INCREASED its ownership stake in Pan Asia Paper Company Ltd., Singapore, from 33% to 50% with effect from 16 August 2001. The remaining 50% is owned by Abitibi Consolidated, Canada. Pan Asia comprises four modern publication paper mills in Korea, China and Thailand, and is the largest supplier of newsprint in Asia, excluding Japan, with a market share of 25%. During the 1990's, demand for newsprint in Asia excl. Japan doubled, and growth in this region is expected to continue above the world average.

On 28 August Norske Skog Canada Ltd. (NorskeCanada) acquired Pacifica Papers, with two publication paper mills in British Columbia. Synergies have been identified totalling CAD 60 million per year. NorskeCanada now has capacity of 1.9 million tonnes of newsprint and other publication paper and is the third largest company in this product segment in North America. With an average capacity of nearly 500,000 tonnes at its mills, the company has a favourable structure, by North American standards.

Settlement for NorskeCanada's acquisition of Pacifica was funded primarily in shares, and consequently Norske Skog's ownership stake fell from 50.8% to 36%. From 28 August the company has thus been deconsolidated, and is included in the accounts as an affiliated company. The Mackenzie pulp mill was transferred to new owners on 15 June, and pulp production at Powell River was wound up in the Autumn of 2001. Publication paper now accounts for 80% of NorskeCanada's production capacity.

Acquisitions in Europe lifted magazine paper capacity

ON 30 NOVEMBER Norske Skog took over the two publication paper mills Walsum, in Germany, and Parenco, in the Netherlands, formerly owned by the German firm Haindl. This gave Norske Skog additional capacity of 880,000 tonnes publication paper – mainly magazine paper – and an associated customer base. The total value of the transaction was NOK 8,500 million. This corresponds to USD 1,080 per tonne of capacity – significantly below the average for comparable transactions.

Walsum and Parenco complement the Group's activity in Europe, in terms both of products and geographical positioning. Their combined capacity of 530,000 tonnes of magazine paper gives Norske Skog a more balanced product range, corresponding more closely to market demand. The mills are favourably situated to serve the Group's customers in Europe. Synergies after the integration of the two mills is estimated to be NOK 350 million.

Norske Skog increased its ownership stake in the PISA newsprint mill, in Brazil, from 68% to over 99% in 2001. This made it possible to establish a regional organisation and full co-ordination of sales, distribution and customer service from the company's three production sites in Brazil and Chile. Norske Skog is the largest regional supplier of newsprint in South America, and the only producer in Brazil.

Comprehensive disposals of activities

THE TWO MARKET PULP MILLS Tasman, New Zealand, and Mackenzie, Canada, were transferred to new owners in the first half of 2001. Apart from its position in NorskeCanada, Norske Skog is thus no longer directly involved in the production and sale of market pulp.

The Group's majority stakes in the shipping companies Tasman Orient Line, New Zealand, and Nornews Express ANS, Norway, were transferred to new owners in 2001. Norske Skog's shareholding in Moelven Industrier ASA, equating to a 22% ownership stake, was sold during the year, and the Company's interest in Industrikraft Midt-Norge was reduced from 30% to 10%. The specialities paper mill Union Geithus has been put into a new company, Nordic Paper AS, in which Norske Skog has an ownership stake of 45%.

At the end of the year agreements were reached regarding the sale of forest properties in Southern Norway, Sweden and Brazil. The sales represent nearly 100, 000 hectares of productive forest. It proved impossible to secure a satisfactory price for the Group's forest properties in mid-Norway, and that sale has consequently been shelved. The corporate headquarters at Oxenøen has been transferred to new owners under an agreement that gives Norske Skog a long-term lease and the option to buy back.

Focus on competitiveness

NORSKE SKOG OPERATES in a market where it is difficult to achieve significant price and product differentiation. Competitiveness and earnings are to a large extent determined by a company's cost efficiency. Norske Skog is therefore concentrating on developing those units which have the potential to become leaders in competitiveness, over the longer term. This is a decisive factor in the Group's investment policy.

Norske Skog's growth and global diversity offers new opportunities for value creation through co-operation and transfer of expertise between regions and companies. In view of the relevant competition regulations these activities will focus on three main areas; synergies, transfer of best practice, and strategic measures. This is best achieved by continuously developing the organisation and its competence. The following areas have been given priority:

- Developing business routines which assure customers that they will receive regular deliveries of correct specification
- Transferring best practice in production
- Exploiting economies of scale and global presence in transport and procurement
- Ensuring optimal use of information technology in all parts of the Group organisation

and reduced output in all regions

MARKETS FOR PUBLICATION PAPER in 2001 were affected by a steadily weakening economic trend in all regions, initially – and most markedly – in North America, and lastly in Europe. World consumption of publication paper fell by approximately 4% in 2001, while in 2000 it rose by impressive 4.6%. Due to reduced demand, Norske Skog's mills in all parts of the world had to implement production curtailments corresponding to a total of 297,000 tonnes.

When making comparisons, it should be recalled that 2000 was considered a very good year, with great activity in all regions. In 2000 the world economy grew by nearly 5%, world trade increased by 13% and consumption of advertisements and other advertising services rose by 11%.

Capacity growth for newsprint will be approximately 1% in both 2002 and 2003. The increase will come mainly in Asia, while there will be a net reduction of newsprint capacity in North America. For magazine paper, the capacity increases are somewhat larger, particularly for coated (LWC) paper in Europe and North America.

Good demand in Europe

HIGHER PRICES and continued positive demand resulted in marked improvement during 2001 for Region Europe, which reported operating revenue of NOK 14,219 million and operating earnings of NOK 3,247 million. Gross operating margin was 31.3% (25.9%).

Newsprint

The high demand of the record year 2000 was maintained into 2001, but during the Autumn the market weakened. The year as a whole showed demand 4% lower than in 2000, but 1.9% higher than in 1999. Annual contracts for deliveries to Western Europe provided stable prices throughout the year – 14-15% above the level for 2000. Operation was stable and satisfactory at all mills, and capacity utilisation was as high as 92%. Weaker demand in overseas markets, and gradually in the European market, required production curtailments totalling 138,000 tonnes, mainly in the fourth quarter.

European newsprint capacity was unchanged from 2000 to 2001. In 2002 two new newsprint machines will come on line in Western Europe, but after other expected structural changes newsprint capacity in the region will decrease marginally. Negotiations with European customers with regard to deliveries in 2002 were completed after the New Year, and it includes an average price reduction of approximately 10% from 2001.

Magazine paper

Due to strong demand, prices increased in both uncoated (SC) and coated (LWC) magazine paper at the turn of the year 2000/2001. For SC, the price level was maintained throughout the whole year, while prices for LWC were under pressure from the second quarter, owing to lower demand and new capacity. Total deliveries of SC to Europe were maintained at the same high level as in 2000, 10% higher than in 1999. Deliveries of LWC fell by 6%, but were 5.5% higher than in 1999. Deliveries from Europe to other regions fell by 1% and 10%, for SC and LWC respectively, reflecting lower demand in the US.

European capacity for both SC and LWC increased by around 5% from 2000 to 2001, while the rise in 2002 is estimated at just over 4%. In considering this capacity trend, it should be recalled that magazine paper – particularly SC – is primarily a European product, while most other regions are net importers. Magazine paper production curtailments were 83,000 tonnes.

South America: High margins in a falling market

FALLING DEMAND and lower newsprint prices impacted the result for region South America. Operating revenue was NOK 1,939 million and operating earnings were NOK 473 million. Gross operating margin was 42.5% (38.3%).

Demand for newsprint weakened right from the first quarter. World economic trends accentuated this tendency during the year, and South American demand for newsprint fell by 14% in 2001. Production curtailments totalled 45,000 tonnes.

Surplus capacity from suppliers outside South America helped to push prices from USD 600/tonne in the fourth quarter of 2000 to around USD 500 in 2001. Lower local costs - partly due to currency movements, and internal efficiency drives at the mills helped to maintain a very satisfactory operating margin.

Stable in Australasia

OPERATIONS IN AUSTRALASIA were relatively stable in 2001. The region reported operating revenue of NOK 4,473 million and operating earnings of NOK 725 million, after structural costs. Gross operating margin was 32.5% (32.0%).

Weaker advertising markets influenced some customers to reduce pagination and the publication of free sheets and special magazines. Consumption in Australia declined by 5%, compared with the record year 2000. Deliveries to Asia fell. Production curtailments totalled 44,000 tonnes.

In accordance with 10-year contracts, a price increase of 7% was put into effect from 1 July and in New Zealand from 1 January 2002. These contracts represent about two thirds of deliveries from Norske Skog's mills in Australia and New Zealand to these markets.

Good results in Pan Asia

NORSKE SKOG'S ASIAN interests includes a 50% ownership in Pan Asia Paper Company and 34% in Malaysian Newsprint Industries (MNI). Despite the decline in markets, Norske Skog's interests in Asia yielded sound results in 2001. During the period 1999-2001 Pan Asia achieved an average gross operating margin of 30.5%.

Asian demand for newsprint fell by 6%, but was 1% higher than in 1999. In South Korea and China, where Pan Asia sells approximately two thirds of its production, market conditions were relatively stable in 2001. In other markets there was a marked price decline. Lower demand necessitated production curtailments of 205,000 tonnes. Lower prices for recycled fibre and energy, combined with efficient operation, resulted in reduced costs in 2001.

Capacity growth is small and is coming primarily in China, it is expected to be offset by increased consumption.

Pan Asia's activity is included in Norske Skog's Group accounts according to the proportional consolidation method, with operating revenue of NOK 2,434 million and operating earnings of NOK 616 million, which give a net operating margin of 25.3%. MNI is reported as an affiliated company in the consolidated accounts and contributed NOK 12 million.

North America: Greatly reduced demand

NORSKE SKOG'S INTEREST in North America consists of its ownership stake of 36% in Norske Skog Canada Ltd. (NorskeCanada).

As early as the first quarter, the North American newsprint market turned markedly weaker. For the year as a whole, newsprint consumption in the US fell by 11.5%, in comparison to 2000. It should be remembered, when considering this point, that 2000 saw the highest consumption in newsprint since the first half of the 1990's. North American exports of newsprint to overseas markets in Latin America and Asia also declined, and production curtailments totalled 150,000 tonnes. At year end, newsprint inventories were low.

In North America, prices are agreed quarterly, and lower demand led to falling prices throughout the whole year, from USD 590/tonne in January (US West coast) to USD 500-510 at the end of the year.

In the US, newsprint capacity declined by 3.5% in 2001, and a further reduction of about 4% is expected in 2002.

NorskeCanada reported operating revenue of CAD 1,561 million and operating earnings of CAD 73 million according to Norwegian GAAP. The company was consolidated in the Group accounts up to 28 August 2001. From that date it is included as an affiliated company, contributing a loss of NOK 21 million for the financial year.

Environment: Continuous improvements

Norske Skog's strategy is to run its activities in a manner which supports the sustainable development of the environment and natural resources. The goal is to reduce the impact on the environment to a minimum. The Group's environmental strategy embraces all of the Company's activities, and Norske Skog will strive to promote the same environmental values in joint ventures and partly-owned companies.

No incidents occurred at Norske Skog's mills in 2001 that involved significant violations of permits or regulations.

Of the fibre required to produce paper at Norske Skog's wholly-owned mills in 2001, 21% came from recycled paper, 14% from chips from the sawn timber industry, 56% from round timber and 9% from pulp purchased in the market. Consumption of fibre from recycled paper increased by approximately 20% from the previous year, and totalled 950,000 tonnes. If Norske Skog's shares of the partly-owned companies Pan Asia, MNI and NorskeCanada are included, total consumption was close to 1.7 million tonnes.

Norske Skog supports certified forestry throughout the whole world. Certifiable and internationally accepted environmental management systems shall be actively applied at all production units. Seven out of fourteen wholly-owned mills were certified at the end of 2001.

Norske Skog strives actively to conserve energy and reduce waste. More than 80% of the waste at the Group's European and South American mills was utilized as bioenergy in 2001. This corresponds to 2,250 GWh or close to 200,000 tonnes of oil. In Australasia more of the waste is used in agriculture or deposited in waste tips.

Discharges to water per tonne of produced unit have been significantly reduced during the past few years. In the course of the last five years discharges of organic matter were cut by 30%. Apart from Bio Bio in Chile, and Boyer in Australia, all the mills have biological waste treatment plants. The mill in Chile has launched an investment plan. At Boyer an extensive study of recipient water has been completed, to map the effect of discharges to the river. Based on the results of this study, the authorities have extended until 1 January 2007, the deadline for implementing new measures.

Dust from boilers is the main local problem where emissions to air from the paper mills are concerned. Apart from Bio Bio, in Chile, all mills now have filters which keep such emissions below permitted limits. At present, Bio Bio is not subject to requirements regarding boiler emissions, however Norske Skog has decided to take steps to cut dust emissions.

Environmental investments at Norske Skog's mills in 2001 totalled NOK 70 million.

More extensive and detailed environmental information may be found in the Norske Skog Environmental Report 2001.

Priority to Health and Safety

THE GROUP'S HEALTH AND SAFETY POLICY states: "Norske Skog believes that every employee has the right to a healthy and safe working environment, and the Company is committed to providing this. This means every employee has the right to go home in the same healthy condition as when they start work and certainly free from injury". The goal of Norske Skog's health and safety strategy is to create a "zero injury" mindset, this is a belief that all injuries are preventable.

The number of injuries continued to decline during 2001, as the Company set ambitious goals and initiatives for improvement. On a rolling 12-month basis, the H-value (number of lost-time injuries per million hours worked) for the Group was 5.7 at the end of the year, in comparison to 6.2 at the end of 2000. In 2001, 12 mills had an H-value below 4 compared with 7 mills in 2000. Three of these mills achieved an H-value of 0 at the end of 2001, no mill had achieved 0 at the end of 2000.

Overall, there is a large variance in performance between the mills, however, each mill has worked hard over the year to improve their performance. The aim is to increase the rate of improvement across the Group by leveraging the learning and transfer of knowledge and skills between the regions and the mills.

In order to support improving performance, a "Norske Skog Health and Safety Standard" has been prepared. These standards help each mill identify areas of strength and those areas to be improved.

All regions have now established health and safety networks, to ensure that improvement efforts are co-ordinated to the best possible effect within the region and the whole Company.

Human resources and organisation

EFFORTS TO FURTHER develop an efficient and vibrant global organisation continued in 2001. A methodology has been developed for the systematic evaluation and follow up of managers, the identification of management talent and succession planning. The company's new governance model is the basis for this.

Managers at all levels in all parts of the Company have commenced participation in the training programme "The Spirit of Norske Skog". The aim of the programme is to improve understanding of Norske Skog's basic values, goals and strategies, and the demands made on the Group's management.

In 2001 a conference was held for key managers from all regions and Group staff – CORE. The conference is the Group's annual, international conference for Norske Skog's managers, and is considered essential in fostering communication between the Group management and the rest of the organisation. Elected representatives from all regions attended the conference.

Through the internal publication People and Paper, a communication platform has been created to widen employees' knowledge about Norske Skog and the people who work there. People and Paper is printed in seven languages and distributed to all employees and their families.

The successful integration of new activities has created opportunities for increased exchanges of experience and transfer of best practice. During 2001 there were a total of 18 international secondments within the Company.

As of 31 December 2001 Norske Skog had 11,295 payroll employees (10,404), including a proportional share of the employees of Pan Asia and Malaysian Newsprint Industries. Deconsolidation of NorskeCanada meant that approximately 2,100 people acquired new employers. Through the purchase of Walsum and Parenco, Norske Skog acquired 1,370 new employees.

Wages and social costs in 2001 totalled NOK 3,909 million (NOK 3,290 million).

The Board thanks all employees for their valuable contributions to Norske Skog's development in 2001.

in the Company's governing bodies

DURING THE YEAR, changes were made in the Company's governing bodies. In accordance with the decision made at the extraordinary shareholders' general meeting on 7 March 2001, the number of members of the Corporate Assembly was reduced from 30 to 18, with effect from 30 August. The Corporate Assembly decided on 3 May 2001, to increase the Board from 9 to 10 members. At a meeting on the same day, Egil Myklebust, Lars Wilhelm Grøholt and Jan Vidar Grini were elected as new members, while Halvard Sæther and Roy Eilertsen resigned from the Board. Amund Saxrud succeeded Fred Lundberg as observer elected by the employees.

for Norske Skog in 2002

Globally, capacity growth for newsprint is low. At the beginning of 2002 the world economy is relatively slow, although there is some signs of improvement in some regions. At the turn of the New Year paper inventories in the world were at a moderate level.

Norske Skog expects a considerably lower result in the first half of 2002 than in the second half of 2001, primarily due to low prices and volumes in the European market. Due to its global position, Norske Skog will benefit from an improved world economy, when it arises. However, for the year 2002 as a whole, Norske Skog expects a considerably lower result than in 2001.

of result

NORSKE SKOG's Group accounts report a profit (after tax and before minorities) of NOK 2,660 million, against a corresponding profit of NOK 2,184 million in 2000. Owing to internal financial restructuring within the Group, the parent company Norske Skogindustrier ASA reported a loss of NOK 403 million in 2001. All internal transactions within the Group have been eliminated, and consequently have no effect on the profit figure in the Group accounts.

It is proposed to cover the deficit as follows:

Transferred from other equity capital	NOK	-1,195 million
Dividend to shareholders	NOK	792 million
Total disposals	NOK	-403 million

Free equity in Norske Skogindustrier ASA after these disposals, is NOK 4,933 million.

Lysaker, 5 March 2002

Lage Westerbø
Chairman

Jon R. Gundersen
Deputy chairman

Halvor Bjørken

Jan Vidar Grini

Lars Wilhelm Grøholt

Stig Johansen

Kåre Leira

Øivind Lund

Egil Myklebust

Jan Reinås

ACCOUNTS 2001 CONSOLIDATED

Profit and loss account

NOK Million	*Notes*	*2001*	*2000*	*1999*
Operating revenue	2, 7	30,354	26,635	18,054
Changes in inventory		230	-38	-84
Cost of materials		11,679	11,559	7,395
Wages, salaries and personnel expenses	3, 4	3,909	3,290	2,811
Other operating expenses	5	6,117	5,225	4,114
Depreciation and amortisation	12	3,323	2,388	1,689
Operating expenses		25,258	22,424	15,925
Operating earnings		5,096	4,211	2,129
Earnings from affiliated companies	15	16	34	25
Financial items	6	-1,376	-1,394	-149
Other items	7	158	170	-180
Earnings before taxation		3,894	3,021	1,825
Taxation	8	-1,234	-837	-499
Net earnings		2,660	2,184	1,326
The minority share of the earnings		166	226	26
The majority's share of the earnings		2,494	1,958	1,300
Earnings per share / Earnings per share fully diluted	9	20.68	19.17	14.01

Statement of Cash Flow

NOK Million	*Notes*	*2001*	*2000*	*1999*
Cash flow from operating activities				
Cash generated from operations		31,165	26,386	17,622
Cash used in operations		-22,141	-19,620	-14,487
Cash from net financial items		-1,435	-1,428	-633
Taxes paid		-537	-416	-340
Net cash flow from operating activities	10	7,052	4,922	2,162
Cash flow from investment activities				
Investments in operational fixed assets	12	-1,422	-1,351	-1,154
Adjustment for investments with deferred cash-effect		197	0	-547
Sales of operational fixed assets		26	69	237
Other investments		286	-299	-
Dividend received [1]		4,372	-	-
Net cash from sold shares and activities [2]		3,075	1,534	285
Net cash used for acquisitions of companies [3]		-11,113	-18,644	-698
Net cash flow from investment activities		-4,579	-18,691	-1,877
Cash flow from financial activities				
Net change in long-term liabilities		-2,550	20,739	-1,680
Net change in short-term liabilities		-121	-165	200
Dividend paid		-671	-554	-314
New equity		3,327	1,463	-
Net cash flow from financial activities		-15	21,483	-1,794
Translation difference		44	111	-
Total change in liquid assets [4]		2,502	7,825	-1,509
Liquid assets as at 1 January. [4]		8,628	803	2,312
Net change in liquid assets from deconsolidation of Norske Skog Canada Ltd.		-6,972	-	-
Adjusted liquid assets as at 1 January		1,656	803	2,312
Liquid assets as at 31 December	11	4,158	8,628	803

[1] Dividend received is from Norske Skog Canada Ltd.

[2] Consist of sale of Mackenzie Pulp and Tasman Pulp, sale of shipping activities in Australasia and Norway, sale of the headquarter building and sale of the forests in Brazil.

[3] Consists of increased ownership in Pan Asia Paper Co., increased ownership in Pisa Papel de Imprensa SA. and acquisition of Walsum and Parenco.

[4] Total change in liquid assets has been adjusted for the deconsolidation of Norske Skog Canada Ltd. as at 28 August 2001. Liquid assets in the company at the time of deconsolidation was NOK 6,972 million. The amount has been adjusted against the opening cash-balance (liquid assets as at 1 January).

Balance Sheet

NOK Million	*Notes*	*2001*	*2000*	*1999*
Assets				
Intangible fixed assets	12	4,549	3,430	354
Operational fixed assets	12	36,889	38,049	18,072
Other long-term receivables	13	672	968	322
Shares in other companies and partnerships	14	45	201	80
Shares in affiliated companies	15	3,262	1,069	0
Securities and long-term financial assets		3,979	2,238	402
Fixed assets		45,417	43,717	18,828
Inventory	16	2,172	2,967	1,906
Other short-term receivables		1,019	917	326
Accounts receivable	17	3,506	4,998	3,051
Short-term investments	18	1,769	7,417	257
Liquid assets	11	2,389	1,211	546
Current assets		10,855	17,510	6,086
Total assets		56,272	61,227	24,914
Liabilities and shareholders' equity				
Share capital		1,331	931	827
Own shareholdings		-10	-15	-16
Share premium reserve		7,088	4,161	2,802
Paid in equity		8,409	5,077	3,613
Other consolidated equity		10,912	9,413	7,946
Minority interests	21	205	7,861	168
Shareholders' equity	20	19,526	22,351	11,727
Deferred taxes	8	3,174	2,012	567
Pension obligations	4	329	718	220
Provisions		3,503	2,730	787
Interest free long-term liabilities		674	367	332
Interest bearing long-term liabilities	22	26,681	28,809	7,902
Long-term liabilities		27,355	29,176	8,234
Interest free current liabilities	24	5,591	6,615	3,646
Interest bearing current liabilities	23	297	355	520
Current liabilities		5,888	6,970	4,166
Total liabilities and shareholders' equity		56,272	61,227	24,914
Mortgages	26	1,302	1,191	1,446

Lysaker, 5 March 2002

Lage Westerbø
Chairman

Jon R. Gundersen
Deputy chairman

Halvor Bjørken

Jan Vidar Grini

Lars Wilhelm Grøholt

Stig Johansen

Kåre Leira

Øivind Lund

Egil Myklebust

Jan Reinås

NOTES TO THE CONSOLIDATED ACCOUNTS

1. Accounting principles

Consolidated accounts

The consolidated accounts are presented in accordance with Norwegian Generally Accepted Accounting Principles, and is presented in NOK million if not stated otherwise.

The consolidated accounts include the activities of the parent company, Norske Skogindustrier ASA, and its subsidiaries as one financial unit based on the accounting principles as described below. All intercompany transactions are eliminated from the consolidated accounts. Gains and losses arising from transactions between group companies are also eliminated.

Companies in which Norske Skog has a controlling interest are fully included in the consolidated accounts. In the case of subsidiaries that are not wholly owned, minority interests are deducted and are shown as separate items in the profit & loss account and the balance sheet. Shares in subsidiaries are eliminated according to the purchase method. That is, the cost of the acquisition of the shares is allocated to the subsidiary's assets and liabilities, which are entered in the consolidated accounts at the fair value at the time of purchase. Cost of acquisition in excess of the fair value of identifiable assets and liabilities is entered as goodwill in the balance sheet.

The equity method is used for affiliated companies. Affiliates are those companies in which Norske Skog has a substantial, but not a controlling interest. The equity method requires that the Group's share of the affiliate's profit or loss is shown on a separate line in the profit and loss account, whilst its share of the affiliate's equity, adjusted for fair value adjustments, is classified as a fixed asset in the balance sheet.

Interests in joint ventures are accounted for using proportionate consolidation. The share of income, expenses, assets and liabilities is recognised line by line in the consolidated accounts. Joint ventures are business activities that Norske Skog runs in conjunction with one or more participants. The business is regulated by an agreement between the participants. Joint venture implies that no participant has a majority interest in the business.

Most of the foreign subsidiaries in the Group's accounts are classified as independent entities. On consolidation of the independent foreign subsidiaries, balance sheet items are translated at the year-end exchange rate. Profit and loss items are translated at the average exchange rate for the year. The translation difference is entered as an adjustment to consolidated equity.

Other foreign subsidiaries that are not classified as independent are classified as an integral part of the parent company's operations. On consolidation of foreign subsidiaries that are regarded as an integral part of the parent company's activities, monetary items are translated at the year-end exchange rate. Non-monetary items are translated at the exchange rate on the transaction date. Profit and loss account items are translated at the average exchange rate for the year, except for cost of materials and depreciation, which are translated at the rate on the transaction date. The translation difference is presented as a financial item in the profit and loss account.

Operating revenue

All sales are recognised as revenues at the time of delivery to the customer. Operating revenue is the gross operating revenue less commissions, rebates and other direct price reductions.

Classifications in balance sheet

Assets and liabilities linked with the flow of goods are classified as current assets and liabilities. Other assets are classified as fixed assets when the company intends them for continued use or ownership. Debts that fall due for payment later than one year after the balance sheet date are classified as long term debts. Other assets and liabilities are classified as current assets and current liabilities.

Assets and liabilities in foreign currencies

Unhedged assets and liabilities in foreign currencies are translated into NOK at the year-end exchange rate. Balance sheet items in foreign currencies that are hedged by financial instruments are entered at the hedging exchange rate. Balance sheet items in foreign currencies that hedge against each other are entered at the year-end exchange rate. Gain and loss due to changes in currency rates on debt in foreign currency that is regarded as a hedge of the value of an independent subsidiary in foreign currency is booked against equity, with the translation difference raising from the translation of the subsidiary. Gain and loss due to changes in currency rates on balance sheet items related to operations is included in the operating profit. Gain and loss due to changes in currency rates on other balance sheet items are classified as financial item.

Financial instruments

Treatment of financial instruments for accounting purposes follows the intentions underlying the associated contract. At the time a contract is entered, it is defined either as a hedging or as a trading contract.

The various types of financial instruments used for hedging interest risks are assessed as separate portfolios. The portfolios are then assessed at cost price or market value, whichever is the lower. In cases where the contracts entered are classified as hedging transactions, revenues and costs are accrued and classified in the same way as the underlying balance sheet items.

Financial instruments in foreign currencies that are not classified as hedging for accounting purposes are assessed at market value.

Shares, bonds, certificates, bills etc.

Shares, bonds and certificates are classified as current assets and regarded as part of a trading portfolio and are valued at market value.

Other shares, bonds and certificates classified as current assets are managed as a uniform whole and are assessed jointly as a portfolio. Unrealised losses are set off against unrealised gains. Net unrealised losses on the portfolio are entered as expenses under financial items. Net unrealised gains are entered as financial revenue within the limits of unrealised losses expensed earlier.

Shares classified as fixed assets that are not attributed to affiliated companies are strategic investments where the Group cannot be said to have any significant influence. These share holdings are valued at cost price, fair value when a drop in value is not of a permanent nature.

Inventory

Raw materials and other purchased goods are valued at purchase cost according to the FIFO principle. Finished goods are valued at production cost, which includes raw materials, energy, direct wages and a share of indirect costs, including ordinary maintenance and depreciation. The net selling value at a future selling date will be used if that is lower.

Fixed assets and depreciation

Fixed assets are valued at historical cost. Acquisition cost for tangible assets having long term future economic benefits are capitalised and classified as assets in the balance sheet. Spare parts are capitalised with the asset to which they pertain. For major investments with a long production time, interest is capitalised as part of the acquisition cost. Expenditure to increase capacity or improve quality that represents a future increase in earnings is capitalised in the balance sheet. Maintenance costs are expensed as an operating cost.

Ordinary depreciation is calculated from the time the use of the tangible asset commences and is calculated on the basis of the economic life of the asset.

Research & Development

Research and development costs are expensed as they are incurred and are classified as operating costs in the consolidated accounts.

Leasing

Leasing contracts are assessed as financial or operational leasing after an assessment is made of each contract. Leasing contracts that are associated with tangible assets and classified as a financial lease are capitalised in the balance sheet and depreciation is charged as for ordinary tangible assets. The amortisation portion of the leasing obligation is entered as long-term debt. The amount of debt is reduced by the rental paid after deduction of the calculated interest cost. Leasing agreements that are classified as an operational lease are not capitalised in the balance sheet. The leasing charge is expensed.

Pension costs and obligations

Pension obligations are calculated as the discounted value of the future pension benefits deemed to have accrued at year-end, based on the employees earning pension rights steadily throughout the working period. Funds belonging to the pension scheme are assessed at their fair value and are entered net against pension obligations in the balance sheet. Each individual pension plan is assessed separately, but the value of over-financing in the one plan and under-financing in another is entered net in the balance sheet, provided that pension scheme funds are transferable between the plans. Net pension scheme funds are entered as long-term receivables and net pension obligations as long-term debt. Pension obligations and pension scheme funds are calculated on the basis of financial and actuarial assumptions as explained in Note 4.

Net pension costs for the period are included in "wages and other personnel costs" and consist of the present value of pension earned in the year, interest cost on the pension obligation, anticipated returns on pension scheme funds, the effect entered in the profit and loss account for changes in estimates and pension plans, the change entered in the profit and loss account for difference between actual and anticipated returns, and accrued payroll tax.

The effect of changes in estimates and pension plans and the difference between actual and anticipated returns are accrued over the remaining pension-earning period or expected life when the cumulated effect exceeds 10% of whichever is highest of the pension scheme funds or the pension obligations.

Bond loans

The value of bond loans in the balance sheet is reduced by holdings of the company's own bonds. Value above/below par is expensed when purchasing own bonds.

Taxes

The tax cost consists of payable tax and the change in deferred tax. Payable tax is calculated on the basis of the taxable earnings and the change in deferred tax is calculated on the basis of the year's change in temporary differences.

Deferred tax in the balance sheet is calculated based on temporary timing differences between corporate and tax accounting and any tax losses that can be carried forward at the end of the financial year. Tax-reducing temporary differences and losses to be carried forward are set off against tax-increasing temporary differences reversed during the same period. Full provision is made according to the debt method without discounting to present value. Deferred tax in acquired companies is valued at net present value when this provides a truer reflection of the underlying transaction.

Changes in the Group structure

2001

The joint venture Pan Asia Paper Company was originally owned by Norske Skog, Abitibi-Consolidated in Canada, and Hansol in Korea, each holding 1/3 of the share in the company. During Spring 2001 Hansol offered the other two participants to take over Hansol's 33% share of Pan Asia Paper Company. The transaction occurred on 16 August, resulting in a share ownership of 50% for both Norske Skog and Abitibi. The increased ownership in Pan Asia has contributed operating earnings of NOK 425 million. The transaction increased the total assets in the balance sheet by NOK 2,642 million.

30 November 2001 Norske Skog acquired the two publication paper mills Walsum in Germany and Parenco in the Netherlands. The German Haindl Group formerly owned the two mills. The acquisition increases Norske Skog's capacity for production of publication paper by 880,000 tonnes. The customer base of the two mills was also taken over by Norske Skog. The mills were consolidated from 1 December. The transaction increased the total assets on the balance sheet by NOK 10,100 million.

The two pulp mills Tasman Pulp in New Zealand, and Mackenzie Pulp in Canada were sold 30 April and 15 June respectively. Therefore Norske Skog is no longer directly involved in the production and sale of market pulp. Tasman Pulp had an annual turnover of NOK 1,500 million, and Mackenzie Pulp had an annual turnover of NOK 900 million. The two mills' contribution to total assets on the balance sheet was NOK 1,300 million and NOK 850 million respectively.

In August Norske Skog Canada Ltd. acquired Pacifica Papers. The acquisition was partly financed by a share issue in Norske Skog Canada Ltd. The share issue resulted in a reduction of Norske Skog's ownership in Norske Skog Canada Ltd. from 50.8 % to 36%. Therefore from September Norske Skog Canada Ltd. is presented as an affiliated company in the consolidated accounts of Norske Skog. Norske Skog Canada Ltd. has an annual turnover of NOK 9,000 million, and total assets of NOK 18,000 million.

In relation to deconsolidation of Norske Skog Canada Ltd. the minority interests in the consolidated accounts were reduced by NOK 7, 057 million.

The specialities paper mill Union Geithus was transferred to Nordic Paper AS, in which Norske Skog has an ownership of 45%. The forests in Sweden and Brazil are sold. The forests in Southern Norway are also sold, but the concession negotiations are not yet finished. The sales represent close to 100,000 hectares of forests.

2000

Late March 2000 Norske Skog and Fletcher Challenge, New Zealand, finalised the agreement on the acquisition/sale of Fletcher Challenge Paper (FCP). Control of the operations was achieved with the formal procedures undertaken in the corporate bodies and public authorities, and the date of consolidation is 28 July 2000. FCP, with yearly revenues of NOK 15 billion and total assets of NOK 27 billion have nine wholly- and partly-owned mills in New Zealand, Australia, Malaysia, Brazil, Chile and Canada. The acquisition is accounted for according to the purchase method. Acquisition cost of NOK 20.7 billion, consisting of NOK 6.6 billion for the shares and NOK 14.1 billion in net debt taken over, is allocated to identifiable assets and liabilities, which are included at their fair value. Goodwill amounts to NOK 4,280 million, and is depreciated over 20 years. Deferred taxes are for the acquisition of FCP calculated at net present value.

Norske Skog Klabin, where Norske Skog holds 50% is consolidated proportionate as of 1 April 2000.

The sawn timber business of Forestia and Norske Skog Flooring AS Lyngdal is taken out of the consolidation as of 1 January and 5 May respectively. The operations had annual operating revenues of NOK 2,100 million and total assets of NOK 1,800 million and are included in business area Other Activities until the date of sale. Norske Skog Tofte and Norske Skog Folla AS is taken out of the consolidated accounts as of 30 June 2000. The operations had annual operating revenues of NOK 1,600 million and total assets of NOK 1,200 million and are included in business area Other Activities until the date of sale. Norske Skog Hurum is sold as of 1 February and is included in business area "Other Activities" until the date of sale.

1999

The joint venture Pan Asia Paper Company Ltd (Pan Asia), owned 1/3 by Norske Skog, is proportionally consolidated in business area Asia according to proportionate consolidation from 1 January, with operating revenues of NOK 1,900 million and total assets of NOK 4,000 million. Norske Skog paper mills in Thailand and Korea are included in Pan Asia Paper Company from 2 February. They are until then fully consolidated in business area Asia.

Norske Skogindustrier ASA's merger with A/S Union is carried through in the accounts from 5 May 1999. Norske Skog's share of ownership before the merger was 57.6%, and Union was included in the accounts as an affiliated company. The merger was handled as a stepwise acquisition. The units from Union are included in business area Europe with operating revenues of NOK 840 million and total assets of NOK 1,060 million. Langmoen Parkett was sold on 29 June and Fibo Trespo AS was sold on 25 October. These companies were prior to the date of sale included in Business Area Flooring with operating revenues of NOK 275 million and total assets of 180 million.

Pro forma profit and loss account

NOK million	*2001*	*2000*
Operating revenue	28,634	30,808
Operating expenses	-20,048	-23,356
Operating earnings before depreciation	8,586	7,452
Depreciation and amortisation	-3,475	-3,395
Operating earnings	5,111	4,057
Earnings from affiliated companies	136	262
Financial items	-2,010	-3,051
Other items	158	-63
Earnings before taxation	3,395	1,205
Taxation	-1,073	-264
Net earnings	2,322	941
The minority interest	35	23
Net earnings	2,287	918
Earnings per share / Earning per share fully diluted	18.96	8.99

Basis for the composition of pro forma figures

Due to the significant structural changes in the Group the last two years a pro forma financial statement has been prepared. The figures give effect to the following transactions as though they occurred on 1 January 2000.

- Acquisition of Fletcher Challenge Paper
- Sale of the two Norwegian pulp mills Tofte and Folla
- Sale of the pulp mill Tasman Pulp, New Zealand
- Restructuring of Norske Skog Canada Ltd., including the acquisition of Pacifica Papers, sale of Mackenzie Pulp and distribution of extraordinary dividend. Norske Skog Canada Ltd. is included as affiliated company in the pro forma figures with a share of ownership of 36%
- Acquisition of minority interest in PISA, Brazil
- Increased share of ownership in Pan Asia Paper till 50%
- Acquisition of Walsum, Germany and Parenco, Netherlands

When calculating the interest costs related to acquisitions, the average interest rate for the Group at the relevant periods is used. Interest income related to divestments and dividends received are calculated in the same manner. Depreciation on excess values is based on a depreciation period of 15 years for fixed assets and 20 years for goodwill. Tax cost is calculated based on a tax rate of 28% or the tax rate in the relevant countries.

2. Business regions – All figures are shown as NOK million unless otherwise stated

The presentation of the business areas has changed. Administrative costs, previously reported as Other/Eliminations in the regions is now allocated against the products in the regions. The forest business in South America and the divested shipping activities in Australasia are shown as separate product lines. The content of Other Activities has also been changed. Other industry in Norway includes particleboards, Scandinavian forests, Hydro Power and some other minor activities. Other revenues include revenue from non-manufactured paper from Pan Asia and revenues from wood and energy sold to external parties from European activities. Historical figures have been restated.

2001 OPERATING REVENUE PER MARKET	*Europe*	*North America*	*South America*	*Austral-asia*	*Asia*	*Other activities*	*Staff/ Elimin.*	*Total Group*
Norway	1,557	0	0	0	0	526	-485	1,598
Europe	11,013	732	0	0	0	335	0	12,080
North America	1,194	3,026	3	7	247	81	0	4,558
South America	53	470	1,936	0	0	2	0	2,461
Australasia	0	63	0	4,282	63	5	0	4,413
Asia	372	1,135	0	184	2,124	1,370	0	5,185
Africa	30	29	0	0	0	0	0	59
Total operating revenue	14,219	5,455	1,939	4,473	2,434	2,319	-485	30,354
Investments	477	285	111	305	197	11	36	1,422
Employees	5,943	1,455	579	1,471	1,175	559	113	11,295

2001 BUSINESS REGIONS	*Operating revenue*	*Operating expenses*	*Operating earnings before depreciation*	*Depre-ciation*	*Operating earnings*	*Fixed assets*	*Current assets interest free*	*Non interest bearing debt*
Europe								
Newsprint	8,850	5,828	3,022	751	2,271	10,258	2,642	1,254
Magazine paper	5,369	3,936	1,433	457	976	9,011	2,221	988
Eliminations	-	-	-	-	-	-	-	-
Total Europe	14,219	9,764	4,455	1,208	3,247	19,269	4,863	2,242
North America								
Newsprint	3,323	2,674	649	282	367	-	-	-
Pulp	2,434	2,301	133	176	-43	-	-	-
Eliminations	-302	-307	5	0	5	-	-	-
Total North America	5,455	4,668	787	458	329	-	-	-
South America								
Newsprint	1,784	1,040	744	312	432	3,380	698	670
Forest	171	90	81	40	41	-	-	-
Eliminations	-16	-16	0	0	0	-	-	-
Total South America	1,939	1,114	825	352	473	3,380	698	670
Australasia								
Newsprint	4,110	2,860	1,250	687	563	8,054	1,370	333
Pulp	458	254	204	42	162	-	-	-
Shipping	-	-	-	-	-	-	-	-
Eliminations	-95	-95	0	0	0	-	-	-
Total Australasia	4,473	3,019	1,454	729	725	8,054	1,370	333
Asia								
Newsprint	2,434	1,565	869	253	616	5,517	947	404
Other activities								
Other industry in Norway	930	764	166	68	98	788	672	191
Other revenues	1,389	1,389	0	0	0	-	-	-
Total Other activities	2,319	2,153	166	68	98	788	672	191
Staff/Eliminations	-485	-348	-137	255	-392	-119	-1,853	1,751
Total Group	30,354	21,935	8,419	3,323	5,096	36,889	6,697	5,591

2000 OPERATING REVENUE PER MARKET	*Europe*	*North America*	*South America*	*Austral-asia*	*Asia*	*Other activities*	*Staff/ Elimin.*	*Total Group*
Norway	1,025	0	0	0	0	2,494	-890	2,629
Europe	8,650	686	0	8	0	1,371	-281	10,434
North America	2,704	2,245	5	94	0	0	103	5,151
South America	62	225	1,030	1	0	0	2	1,320
Australasia	115	61	0	2,290	0	2	7	2,475
Asia	598	819	0	408	2,572	0	12	4,409
Africa	75	121	0	0	0	14	7	217
Total operating revenue	13,229	4,157	1,035	2,801	2,572	3,881	-1,040	26,635
Investment	608	337	57	130	97	102	20	1,351
Employees	4,056	2,444	660	1,750	775	619	100	10,404

2000 BUSINESS REGIONS	*Operating revenue*	*Operating expenses*	*Operating earnings before depreciation*	*Depre-ciation*	*Operating earnings*	*Fixed assets*	*Current assets interest free*	*Non interest bearing debt*
Europe								
Newsprint	7,905	5,936	1,969	726	1,243	7,282	2,172	1,096
Magazine paper	5,324	3,872	1,452	429	1,023	4,295	1,289	754
Eliminations	-	-	-	-	-	-	-	-
Total Europe	13,229	9,808	3,421	1,155	2,266	11,577	3,461	1,850
North America								
Newsprint	2,371	1,955	416	193	223	4,562	1,376	412
Pulp	1,981	1,562	419	115	304	3,286	1,331	744
Eliminations	-195	-197	2	0	2	-	-	-
Total North America	4,157	3,320	837	308	529	7,848	2,707	1,156
South America								
Newsprint	986	621	365	145	220	3,359	608	650
Forest	57	26	31	20	11	636	253	56
Eliminations	-8	-8	0	0	0	-	-	-
Total South America	1,035	639	396	165	231	3,995	861	706
Australasia								
Newsprint	1,817	1,266	551	260	291	8,696	531	579
Pulp	676	328	348	58	290	1,316	285	160
Shipping	404	406	-2	3	-5	170	107	776
Eliminations	-96	-96	0	31	-31	-	-	-
Total Australasia	2,801	1,904	897	352	545	10,182	923	1,515
Asia								
Newsprint	2,572	1,848	724	198	526	3,195	689	260
Other activities								
Other industry in Norway	2,200	1,716	484	112	372	832	187	132
Other revenues	1,681	1,681	0	0	0	-	-	-
Total Other activities	3,881	3,397	484	112	372	832	187	132
Staff/Eliminations	-1,040	-880	-160	98	-258	420	54	996
Total Group	26,635	20,036	6,599	2,388	4,211	38,049	8,882	6,615

1999 OPERATING REVENUE PER MARKET	*Europe*	*North America*	*South America*	*Austral-asia*	*Asia*	*Other activities*	*Staff/ Elimin.*	*Total Group*
Norway	1,001	-	-	-	0	1,993	-288	2,706
Europe	8,814	-	-	-	0	2,154	90	11,058
North America	1,879	-	-	-	0	131	-299	1,711
South America	0	-	-	-	0	0	0	0
Australasia	0	-	-	-	0	0	0	0
Asia	526	-	-	-	1,988	65	0	2,579
Africa	0	-	-	-	0	0	0	0
Total operating revenue	12,220	-	-	-	1,988	4,343	-497	18,054
Investment	815	-	-	-	53	208	78	1,154
Employees	4,165	-	-	-	889	1,908	249	7,211

1999 BUSINESS REGIONS	*Operating revenue*	*Operating expenses*	*Operating earnings before depreciation*	*Depre-ciation*	*Operating earnings*	*Fixed assets*	*Current assets interest free*	*Non interest bearing debt*
Europe								
Newsprint	7,618	5,971	1,647	739	908	8,333	2,219	1,269
Magazine paper	4,602	3,343	1,259	395	864	4,042	1,318	543
Eliminations	-	-	-	-	-	-	-	-
Total Europe	12,220	9,314	2,906	1,134	1,772	12,375	3,537	1,812
North America								
Newsprint	-	-	-	-	-	-	-	-
Pulp	-	-	-	-	-	-	-	-
Eliminations	-	-	-	-	-	-	-	-
Total North America	-	-	-	-	-	-	-	-
South America								
Newsprint	-	-	-	-	-	-	-	-
Forest								
Eliminations	-	-	-	-	-	-	-	-
Total South America	-	-	-	-	-	-	-	-
Australasia								
Newsprint	-	-	-	-	-	-	-	-
Pulp	-	-	-	-	-	-	-	-
Shipping	-	-	-	-	-	-	-	-
Eliminations	-	-	-	-	-	-	-	-
Total Australasia	-	-	-	-	-	-	-	-
Asia								
Newsprint	1,988	1,498	490	154	336	3,520	631	236
Other activities								
Other industry in Norway	1,578	1,368	210	117	93	997	353	105
Other revenues	2,765	2,574	191	171	20	1,063	494	247
Total Other activities	4,343	3,942	401	288	113	2,060	847	352
Staff/Eliminations	-497	-518	21	113	-92	117	268	1,246
Total Group	18,054	14,236	3,818	1,689	2,129	18,072	5,283	3,646

3. Wages, salaries and personnel expenses

	2001	*2000*	*1999*
Wages/salaries incl. holiday allowance	3,419	2,661	2,269
National insurance and pensions (see note 4)	490	629	542
Total	3,909	3,290	2,811

The CEO's basic wage for 2001 was NOK 2,950,000 compared to NOK 2,800,000 in 2000. The CEO received a bonus of NOK 574,000 related to the Group's return on capital employed for 2000. There was no similar payment in 2000 for the Group's return on capital employed for 1999. In addition the CEO received payments in kind NOK 550,483. A similar payment for 2000 was NOK 840,357. The CEO's retirement age is 62 years. However, the CEO may choose to retire at the age of 60, and is obligated to retire at the age of 60 should the Board of Directors request for his retirement.

The early retirement pension plan amounts to 90% of the CEO's wage the first year of retirement, and is reduced to 80% thereafter. The ordinary pension plan amounts to 70% of CEO's wage including disablement pension. Annual cost for the CEO's pension plan for 2001 is NOK 1,804,696 for the funded part, and NOK 881,890 for the unfunded part. The CEO also has a severance payment agreement which runs for three years independent of the pension plans. The pension payments will commence at the end of the severance payment period. Payments from other employers in the severance payment period will be deducted from the severance payments from Norske Skog.

Remuneration to the Corporate Assembly and Board members amounted to NOK 616,500 and NOK 1,549,000 respectively.
From December 1999 a share option scheme has been introduced for the Executive Staff and a small number of other employees in leading positions. The option scheme allows the participants to purchase a number of shares at a stipulated rate of NOK 152 in the period from 1 October 2002 until 31 December 2002. Under this agreement the participants may purchase a total of 164,944 shares. No new agreements of further options have been made during 2001.

Remuneration to the Excecutive Staff

	Shares	*Options*	*Termination Salary*	*Bonus* [1]	*Loans*	*Loan terms*
Jan Reinås	15,430	9,510	See above	50%	NOK 2,747,175	Exempt from interest. Repayment is due 3 years after resignation as CEO
Jan Oksum	5,814	9,510	1.5 years	50%	NOK 4,000,000	NOK 2,000,000 as of 30 January 1997 - exempt from interest and repayment for 6 years, and 6% interest for 20 years thereafter. NOK 2,000,000 as of 26 July 2001, 6% interest 20 years, 3 years exempt from repayment
Jan Kildal	4,973	9,510	1.5 years	50%	NOK 2,283,833	NOK 1,855,833 exempt from interest, annual repayment NOK 200,000, NOK 303,000 exempt from interest, annual repayment NOK 50,000, NOK 125,000, 6% interest, repayment 30 June 2002
Ida Goodreau	212	0	1.5 years	50%	0	
Claes-Inge Isacson	5,580	9,510	1.5 years	50%	NOK 1,500,000	Exempt from repayment for 8 years or at retirement, 6% interest
David Kirk	709	0	1.5 years	100%	0	
Vidar Lerstad	2,395	7,933	1.5 years	50%	NOK 395,833	Exempt from interest, annual repayment 50,000.

Termination salary will only apply to Executive Staff and the CEO when the company has instigated the termination of employment.

For the President and CEO the basis for calculating the bonus is tied to the Group's return on capital employed.
For the Executive staff the basis for calculating the bonus is tied to the groups profit, return on capital employed, and the profit within the respective area.

The Group had an average of 10,849 employees for 2001.

[1] The bonus is stated as a percentage of annual salary, and represents the maximum bonus payable.

Audit fee

NOK 1,000	*Total*	*Parent company*	*Subsidiary audited by Group auditors*	*Other auditors*
Audit fee	7,286	1,960	3,409	1,917
Audit related assistance	10,085	9,126	960	-
Other fees	6,786	5,071	760	954
Total	24,157	16,157	5,129	2,871

Audit related assistance includes services that only aditors can provide. This includes limited audit of interim financial statements, assurance services related to prospectus for share issues and bond loands.

4. Pension costs and pension obligations

Norske Skogindustrier ASA, with subsidiaries, has collective benefit retirement plans for its employees with a life insurance company. The retirement plans for the Group are uniform. The main conditions are 30 years' service, a pension amounting to 65% of pensionable earnings on 1 January of the year the employee reaches 67 years, plus disablement, spouse and childrens' pension. All plan benefits are co-ordinated with expected social security benefits. The pension level is reduced to 60% from the pensioner's 75th birthday. As of 1 January 2001 the pension arrangements covered 5,727 members, of whom 3,127 were working and 2,600 were pensioners. In case of disablement the obligations extend to the disabled both as an active employee and as a pensioner. In these cases the person will be included in both aforementioned categories.

Norske Skog Parenco, Netherlands, has collective benefit retirement plans for its employees administrated in an independent pension fund. The Projected Benefit obligations related to this pension scheme amounts to NOK 1, 067 million as at 31 December 2001.

In addition to the benefit obligations covered through insurance arrangements, the Group has uninsured benefit obligations. These include obligations concerning former owners of subsidiaries, and pensions of top management and Board members. The uninsured benefit obligations also include estimated future obligations connected with the AFP- arrangement (involving a possible future reduction of the pension age), totalling 118 persons. Obligations relating to top management pensions are partly insured through a supplementary retirement plan with life insurance company.

In evaluating plan assets their estimated value at year end is used. This estimated value is corrected every year in accordance with the figures provided by the life insurance company regarding the market value of the assets.

In measuring incurred obligations the projected obligation at year end is used. This projected obligation is corrected every year in accordance with the figures provided by the actuary conserning incurred pension obligations.

Calculation of future benefit obligations is based on the following assumptions:

	2001	*2000*	*1999*
Discount rate	5.5%	5.5%	5.5%
Expected return on plan assets	6.5%	6.5%	6.5%
Salary adjustment	3.0%	3.0%	3.0%
Social security increase/inflation	2.0%	2.0%	2.0%
Pension increase	1.6%	1.6%	1.6%

Net periodic pension cost in consolidated accounts

	2001	*2000*	*1999*
Benefits earned during the year	73	94	84
Interest cost on prior period benefit	63	64	68
Expected return on plan assets	-75	-75	-75
Periodic employer tax	0	1	12
Expensed portion of changes AFP-plan	3	3	3
Expensed portion of differences in estimates	10	12	7
Net periodic pension cost	74	99	99

Status of the pension plans reconciled to the consolidated balance sheet

	Plan assets exceed PBO			*PBO exceed plan assets*		
	31.12.01	*31.12.00*	*31.12.99*	*31.12.01*	*31.12.00*	*31.12.99*
Projected Benefit Obligations (PBO)	-2,052	-1,089	-943	-466	-811	-471
Plan assets at fair value	2,318	1,145	1,046	92	41	168
Plan assets in excess of / less than (-) PBO	266	56	103	-374	-770	-303
Unamortized changes in AFP-plans	0	0	0	25	22	41
Differences in estimates not taken into income/expense	-137	131	93	30	37	56
Net plan assets / pension obligations	129	187	196	-319	-711	-206
Accrual employer tax	0	-4	0	-10	-7	-14
Plan assets/pension obligations (-) in the balance sheet	129	183	196	-329	-718	-220

The plan assets in Norway are managed by the life insurance companies and invested in accordance with the general guidelines governing investments by life insurance companies in Norway.

The plan assets in Norske Skog Parenco are managed and invested in accordance with general guidelines governing investments by pension fund companies in the Netherlands. The plan assets related to this pension scheme amounts to NOK 1,027 million as at 31 December 2001.

For 2001 return on plan assets of NOK 75 million is estimated. The difference between the booked return and the estimated return in 2000 is treated as an estimate difference. The effect of changes in estimates and deviations between projected and actual returns is booked during the average remaining earning period, only when the accumulated effect exceeds 10% of plan assets or pension obligations, whichever is the larger. This entails booking according to the straight line method over 15 years.

5. Other operating expenses

	2001	2000	1999
Distribution costs	2,499	2,213	1,296
Packaging	419	343	197
Maintenance materials, contract services and spare parts	1,776	962	1,099
Marketing costs	48	41	80
Administration costs	905	974	665
Losses on bad debt [1]	36	17	16
Other	434	675	761
Total	6,117	5,225	4,114

[1] Losses on bad debts are included as follows

	2001	2000	1999
Amounts written off during the year	5	39	10
Received amounts previously written off	-1	-2	-1
Changes in bad debt reserves	32	-20	7
Total	36	17	16

6. Financial items

	2001	2000	1999
Dividends received	6	6	4
Interest revenue	465	330	98
Profit on securities	23	0	0
Realised net profit on foreign currency debt	0	0	336
Net profit realised on foreign exchange contracts related to cash flows	106	27	77
Total financial revenue	600	363	515
Interest expenses	1,696	1,245	642
Loss on shares and related foreign exchange contracts	0	3	6
Realised net loss on foreign exchange contracts related to cash flow	30	325	0
Other financial expenses	250	184	16
Total financial expenses	1,976	1,757	664
Financial items	-1,376	-1,394	-149

7. Special items

Items that are non recurring from one period to another are regarded as special items. Special items primarily includes sale of property and divestments of entities.

2001	Operating revenue	Other items
Sale of Head Office	115	0
Sale of Nornews Express ANS	43	0
Sale of Tasmann Shipping	43	0
Sale of forests in Sweden	0	208
Other adjustments [1]	0	-50
Total	201	158

[1] The amount related to adjustment of gain and loss on previous sale of Norske Skog Folla CTMP, Norske Skog Flooring Holding AS, Norske Skog Flooring AS and Forestia AS.

2000	Operating revenue	Other items
Norske Skog Tofte	0	228
Norske Skog Folla CTMP	0	5
Forestia AS	0	-36
Norske Skog Flooring AS	0	-27
Total	0	170

1999	Operating revenue	Other items
Accrual for loss on sale of Forestia AS	0	-150
Accrual for loss on sale of Norske Skog Flooring AS	0	-30
Total	0	-180

All items are listed with pre tax values.

8. Taxes

The Group's Tax Cost has the following distribution

TAXES PAYABLE	2001	2000	1999
Norway	-32	-235	-330
Foreign countries	-633	-325	-102
Total	-665	-560	-432
Change in deferred tax			
Norway	-283	-23	104
Foreign countries	-286	-254	-171
Total	-569	-277	-67
Total tax expenses	-1,234	-837	-499
Tax payable related to result	-665	-560	-432
Tax payable posted to other equity	0	120	-
Tax payable	-665	-440	-432

Deferred tax

Specification of temporary differences, losses to be brought forward and deferred tax is shown below.

DEFERRED TAX	2001	2000	1999
Total short-term items	-17	-215	8
Total long-term items	11,636	14,695	3,917
Taxable losses to be brought forward [1]	-1,707	-1,821	-1,581
Total temporary differences and losses to be brought forward	9,912	12,659	2,344
Deferred tax	3,174	2,012	567

[1] Tax losses carried forward amount to NOK 1,707 million and are mainly ralated to France and New Zealand.
Losses of NOK 1,636 million has no time limit.
Remaining NOK 71 million expires in year 2005.

Reconciliation of effective tax rate

%	2001	2000	1999
Nominal tax rate Norway	28.0	28.0	28.0
Different tax rates abroad	3.9	2.3	1.5
Result affiliated companies	-0.1	-0.3	-0.3
Depreciation goodwill	1.7	1.0	0.0
Profit and loss effect of net present value on deferred tax	2.7	0.0	0.0
Change in income tax rates	-3.2	0.0	0.0
Permanent differences	-0.5	-2.4	-0.7
Other items	-0.9	-0.9	-1.2
Effective tax rate	31.7	27.7	27.3

9. Earnings per share

	2001	2000	1999
Result NOK million	2,494	1,958	1,300
Average numbers of shares in '000	120,604	102,159	92,829
Earnings per share / Earnings per share fully diluted NOK	20.68	19.17	14.01

During Spring 2001 it was decided to merge the A-shares and B-shares to one class of shares. In connection to the merge of the share classes there was a split of the shares, and the number of shares doubled. In addition the initial A-share holders were given the opportunity to take part in a 17 million share issue for NOK 10 per share. 23 million new shares were issued in the international share issue in June.

The historical figures are adjusted for the change in the number of shares.

10. Net cash flow from operations

The nexus between earnings and cash flow from operations is shown below.

	2001	2000	1999
Earnings before taxes	3,894	3,021	1,825
Ordinary depreciation	3,323	2,388	1,689
Share of profit in affiliated companies	-16	-34	-25
Taxes paid	-537	-416	-340
Changes in receivables [1]	1,012	-336	-258
Changes in inventory [1]	389	43	27
Changes in current liabilities [1]	-596	-442	-161
Adjustments for changes in working capital without cash-effect	-417	698	-595
Net cash flow from operating activities	7,052	4,922	2,162

[1] Changes in balance sheet items are not directly comparable to changes in the consolidated balance sheet due to acquisitions and sales of companies during the year.

11. Liquid Assets

NOK 900 million from the sale of forests in Brazil are in escrow and will be restricted until the 31 December 2002. However they will be gradually released as the properties are transferred to a new forest company established in connection with the sale. Approximately half of the amount has been released as at March 2002. The Group also has limited access to liquid assets in joint ventures. For 2001 this amounted to NOK 151 million, for 2000 NOK 143 million and for 1999 NOK 186 million. In previous years the Group has had limited access to liquid assets in companies with large minority interests. This was the case for Norske Skog Canada Ltd. in 2000. Norske Skog Canada Ltd. had liquid assets of NOK 5,481 million at the end of 2000. During 2001 the minority interests have been considerably reduced. As at 31.12.2001 there are no limitations to the access to liquid assets in the same manner as at 31.12.2000. Tied up bank deposits amounts to NOK 2 million. The corresponding amount in 2000 was NOK 2 million and in 1999 NOK 25 million.

12. Operational fixed assets

	Goodwill and other exclusive rights	*Buildings, plant and property*	*Machinery, equipment*	*Ship*	*Fixtures and fittings, tools, office machinery*	*Plant under construction*	*Total*
Acquisition cost							
Acquisition cost 31.12.2000 [1]	3,574	9,402	41,032	108	619	610	55,345
Addition, new companies	65	2,418	8,883	-	104	291	11,761
Other adjustments [2]	1,199	0	0	-	0	0	1,199
Addition 2001 at cost	91	86	888	-	23	334	1,422
Sales 2001 at cost [3]	-5	-2,712	-9,721	-103	-240	-255	-13,036
Transferred from plant under construction	64	33	87	-	52	-236	0
Translation differences	0	-230	-281	-5	-64	14	-566
Acquisition cost 31.12.2001	4,988	8,997	40,888	0	494	758	56,125
Revaluation							
Revaluation 31.12.2000	0	132	14	-	-	-	146
Sales in 2001 at cost	0	-23	0	-	-	-	-23
Revaluation 31.12.2001	0	109	14	-	-	-	123
Write-downs							
Accumulated write-downs 01.01.2000	0	5	12	-	1	-	18
Write-downs 2001	0	4	2	-	1	-	7
Sales in 2001 at cost	0	-5	-12	-	-	-	-17
Accumulated write-downs 31.12.2001	0	4	2	-	2	-	8

	Goodwill and other exclusive rights	Buildings, plant and property	Machinery, equipment	Ship	Fixtures and fittings, tools, office machinery	Plant under con-struction	Total
Depreciation							
Accumulated ordinary depreciation 31.12.2000 [1]	144	2,178	11,365	3	304	-	13,994
Ordinary depreciation 2001 [2]	287	277	2,669	-	83	-	3,316
Depreciation on fixed assets sold in 2001 [3]	-2	-524	-1,867	-3	-112	-	-2,508
Reclassifications	10	0	-35	-	-25	-	0
Accumulated ordinary depreciation 31.12.2001	439	1,931	12,132	0	300	-	14,802
Book value							
Book value 31.12.2000	3,430	7,351	29,669	105	314	610	41,479
Book value 31.12.2001	4,549	7,171	28,768	0	192	758	41,438
Depreciation plan	5-20 years	10-33 years	10-20 years	10-15 years	3-5 years		

Real property and plants under construction are not depreciated.

[1] Restated with historical depreciation before acquisition of companies.
[2] The opening balance from the acquisition of FCP is adjusted. This has led to an increase in goodwill with NOK 1,100 million. Increased depreciation on this from 27 July 2000 is included in depreciation with NOK 74 million.
[3] Norske Skog Canada Ltd. represents the main amounts.

Goodwill specification on each acquisistion

	Year	Depreciation plan/years	Depreciation 2001	Remaining book value 31.12.2001
Golbey	1995	20	5	68
Bruck	1996	10	4	0
Pan Asia	1999	20	3	51
Union	1999	20	6	72
Fletcher	2000	20	235	4,147
Walsum and Parenco	2001	20	0	65

Goodwill depreciation according to useful life based on expected regional and global synergies.

Operational fixed assets – acquisitions and disposals the last five years

		Goodwill and other exclusive rights	Buildings, plant and property	Machinery, equipment	Ship	Fixtures and fittings, tools, office machinery	Plant under con-struction	Total
1997	Aquisition	76	0	516	130	30	1,062	1,814
	Disposal	0	0	10	72	10	0	92
1998	Aquisition	10	265	631	0	0	3,077	3,983
	Disposal	0	0	12	35	17	0	64
1999	Aquisition	37	84	331	0	50	652	1,154
	Disposal	0	53	179	0	5	0	237
2000	Aquisition	0	207	818	0	29	297	1,351
	Disposal	0	56	7	0	6	0	69
2001	Aquisition	91	86	888	0	23	334	1,422
	Disposal	0	497	3	0	0	33	533
Total 5 years	Aquisition	214	642	3,184	130	132	5,422	9,724
	Disposal	0	606	211	107	38	33	995

13. Other long-term receivables

	2001	2000	1999
Loans to employees	44	46	35
Sundry long-term receivables	499	739	91
Pension plan assets (see note 4)	129	183	196
Total	672	968	322

14. Shares

Shares included as financial assets

	Currency	Share capital (NOK 1,000)	Number of shares	Nominal value (NOK 1,000)	Book value (NOK 1,000)
Shares owned by the company					
Norsk Avfallshåndtering AS	NOK	131,400	300	3,000	3,000
Sikon Øst ASA	NOK	50,000	10,000	1,000	2,000
Industrikraft Midt-Norge AS	NOK	200,000	600	100	4,950
Camfore AB	SEK	3,200	179,700	0	13,014
Nordic Paper AS, Greaker, Norway	NOK	40,100	18,045	18,045	29,845
Other shares, each with book value less than NOK 1 million					1,531
Total					54,340
Shares owned by subsidiaries					
Shares in non-consolidated companies					4,210
Write-down on shares in Nordic Paper AS					-29,845
Other shares, net value					16,540
Total					45,245

Shares in subsidiaries

	Currency	Share capital (NOK 1,000)	Number of shares	Nominal value (NOK 1,000)	Ownership %	Book value (NOK 1,000)
Shares in Norwegian subsidiaries owned by the company						
Nornews AS, Lysaker	NOK	50	1,000	50	100.0	50
Norske Treindustrier AS, Lysaker	NOK	3,917,340	3,917,340	3,917,340	100.0	13,917,340
Lysaker Invest AS, Lysaker	NOK	2,914	291,400	2,914	100.0	2,914
Norske Skog Holding AS, Lysaker	NOK	5,000	50,000	5,000	100.0	5,000
Norske Skog Flooring Holding AS, Lysaker	NOK	200,000	2,000,000	200,000	100.0	0
Embretfoss AS, Skien	NOK	1,000	1,000	1,000	100.0	32,214
Union Paper & Co AS, Skien	NOK	500	500	500	100.0	500
Forestia Plater AS, Braskereidfoss	NOK	139,960	901,099	126,118	90.1	126,004
Wood og Logistics AS, Drammen	NOK	3,000	228	2,280	76.0	2,295
Oksenøyveien 80 AS, Lysaker	NOK	100	1,000	100	100.0	100
Service - og Utmarksenteret AS, Trones	NOK	605	605	303	50.0	605
Total						14,087,022

	Currency	Share capital (NOK 1,000)	Number of shares	Nominal value (NOK 1,000)	Ownership %	Book value (NOK 1,000)
Shares in foreign subsidiaries owned by the company						
Norske Skog Golbey, Golbey, France	EUR	470,667	3,087,364	470,667	100.0	3,376,242
Pan Asia Paper Company Ltd., Singapore	USD	600	300,000	300	50.0	3,126,870
Pan Asia Paper Company Ltd., Singapore	SGD	0	2	0	50.0	0
Norske Skog Bruck GmbH, Bruck, Austria	ATS	25,000	24,975,000	24,975	99.9	165,917
Norske Skog Steti, Steti, Czech. Republic	CZK	883,100	2	883,100	100.0	184,476
Norske Skog Østerreich GmbH, Graz, Austria	EUR	150	150,000	150	100.0	1,292
Markproject Ltd., London, England	GBP	300	300,001	300	100.0	3,105
Norske Skog Deutschland GmbH, Hamburg, Germany	DEM	1,000	1,000,000	1,000	100.0	10,063
Norske Skog (UK) Ltd., London, England	GBP	100	100,000	100	100.0	2
Norske Skog Holland B.V., Amsterdam, Netherlands	NLG	100	200	100	100.0	401
Norske Skog Belgium S.A., Brussel, Belgium	BEF	19,375	19,375	19,375	100.0	3,235
Nornews Portugal, Lisboa, Portugal	PTE	400	300,000	300	75.0	17
Norske Skog Espana S.A., Madrid, Spain	EUR	90	15,000	90	100.0	3,607
Norske Skog (Irland) Ltd., Dublin, Ireland	IEP	2	2,000	2	100.0	22
Norske Skog (Schweiz) AG, Zürich, Switzerland	CHF	0	50	0	100.0	193
Norske Skog Danmark ApS, Værløse, Denmark	DKK	27	19	27	100.0	25
Norske Skog Italia s.r.l., Milano, Italy	EUR	10	9,500	10	95.0	84
Norske Skog France S.A.R.L., Paris, France	FRF	235	14,700	235	100.0	7,939
Norske Skog Japan Co. Ltd., Tokyo, Japan	JPY	3,000	60	3,000	100.0	94
Norske Skog (USA) Holdings Inc., Southport, USA	USD	0	1,000	0	100.0	8
Norske Skog AB, Järpen, Sweden	SEK	100	1,000	100	100.0	58

	Currency	Share capital (NOK 1,000)	Number of shares	Nominal value (NOK 1,000)	Ownership %	Book value (NOK 1,000)
Norske Skog (Cypros) Ltd., Paphos, Cyprus	CYP	1	950	1	95.0	2
Norske Skog S.E.A Pte Ltd., Singapore	SGD	20	20,000	20	100.0	0
Norske Skog Asia Pacific Pte Ltd., Singapore	SGD	100	100,000	100	100.0	441
AB Lee Bruk, Töckfors, Sweden	SEK	150	1,500	150	100.0	11,089
Norske Skog Hong Kong Ltd., Hong Kong	HKD	10	10,000	10	100.0	8
Norske Skog Czech Republic & Slovakia, S.r.o., Steti, Czech. Republic	CZK	400	400,000	400	100.0	112
Norske Skog Polska Sp. z.o.o. ,Warsaw, Poland	PML	50	500	50	100.0	110
Norske Skog Hungary, Budapest, Hungary	HUF	3,000	3,000,000	3,000	100.0	110
Norske Skog Logistics, Antwerpen; Netherlands	BEF	2,500	2,499	2,500	100.0	540
Norske Skog do Brazil, Brazil	CZ	11,905	21,998,000	11,904	100.0	112,159
Fletcher Challenge Industries Cayman Islands Ltd., Cayman Islands	USD	0	100	0	100.0	19,584
LA Pine Tree Holding, Cayman Islands	USD	10	10,448	10	100.0	1,137,613
THP Paper Company, Canada	USD	0	100	0	100.0	0
Munkedalen Skog AB, Munkedal, Sweden	SEK	1,000	10,000	1,000	100.0	12,610
Norske Skog Chile Industrial Limitada, Concepcion, Chile	USD	15,000	10,000	11	0.1	524
Tasman Liner N.V., Curacao, Netherlands	ANG	40	40,000	40	100.0	0
Norske Skog Europe Recovered Paper N.V. Antwerpen, Netherlands	EUR	62	619	62	99.8	493
Norske Skog Papers (Malaysia) SDN. BHD, Kuala Lumpur, Malaysia	MYR	382,855	43,285	382,855	100.0	886,904
Norske Skog Papers (Malaysia) SDN. BHD, Kuala Lumpur, Malaysia	MYR	0	2	0	100.0	0
Norske Skog Tasman Limited, Auckland, New Zealand	NZD	0	100	0	100.0	700
Norske Skog Tasman Limited, Auckland, New Zealand	NZD	600,000	600,000,000	600,000	100.0	3,103,542
NSI Forsikring A/S, Hvidovre, Denmark	DKK	5,000	5,000	5,000	100.0	5,352
Pisa Holdings, Cayman Islands	USD	65	64,750	65	100.0	0
Norske Skog Parenco BV, Renkum, Netherlands	NLG	166,282	923,791	166,282	100.0	377,744
Norske Skog Walsum GmbH, Wiesbaden, Germany	EUR	25	2	25	100.0	1,960,204
Pisa Participacoes SA, Rio De Janeiro, Brazil	BRZ	24,550	24,550,157	24,550	100.0	0
Pisa Participacoes SA, Rio De Janeiro, Brazil	BRZ	113,768	11,365,851	113,711	100.0	91
Total						14,513,582
Total shares owned by the company						28,654,944

	Currency	Share capital (NOK 1,000)	Number of shares	Total nominal value	Ownership %
Shares in Norwegian subsidiaries owned by consolidated companies					
Norsk Trepellets AS, Brumunddal	NOK	14,500	7,250	7,250	50.0

	Currency	Share capital (NOK 1,000)	Number of shares	Total nominal value	Ownership %
Shares in foreign subsidiaries owned by consolidated companies					
Norske Skog Italia s.r.l., Milano, Italy	EUR	10	500	1	5.0
Norske Skog Industries (Schweiz) AG, Switzerland	CHF	100	997	100	100.0
Norske Skog Paper (Schweiz) AG, Switzerland	CHF	130,100	1,300,997	130,100	100.0
Norske Skog Holdings (Schweiz) AG, Switzerland	CHF	1,001,100	1,000,997	1,001,097	100.0
Norske Skog (USA)Inc. USA	USD	0	200	0	100.0
Fjellman Press AB, Mariestad, Sweden	SEK	9,340	3,136	9,340	100.0
Norske Skog Publicationspapier GmbH, Graz, Austria	ATS	380,000	380,000,000	380,000	100.0
Norske Skog Industries Australia Limited, Sydney Australia	AUD	0	5	0	100.0
Norske Skog Capital (Australia) Pty Ltd., Sydney Australia	AUD	4	3,668	4	100.0
Norske Skog Discounts (Australia) Pty Ltd., Sydney Australia	ordinary AUD	332,311	332,310,876	332,311	100.0
Norske Skog Discounts (Australia) Pty Ltd., Sydney Australia	redeemable AUD	14	14,000	14	100.0
Norske Skog Finance (Australia) Pty Limited, Sydney Australia	AUD	20	20,000	20	100.0
Tasman Kerbside Paper Collections Pty Limited, Sydney Australia	AUD	0	100,000	0	100.0
Tasman Paper Merchants Pty Limited, Sydney Australia	AUD	6,400	6,400,000	6,400	100.0
Endeavour Papers Pty Limited, Sydney Australia	AUD	0	15	0	100.0
Norske Skog (Australasia) Pty Limited, Sydney Australia	AUD	1,000	1,000,000	1,000	100.0
Velfro Pty Limited, Sydney Australia	AUD	118,300	118,300,002	118,300	100.0
Norske Skog Paper Mills Holdings (Australia) Limited, Sydney Australia	AUD	56,746	28,373,248	56,746	100.0

		Currency	Share capital (NOK 1,000)	Number of shares	Total nominal value	Ownership %
Norske Skog Paper Mills (Australia) Limited, Tasmania Australia		AUD	7,539	7,538,573	7,539	100.0
Norske Skog Investments (Australia) Pty Ltd., Tasmania Australia		AUD	1	10,000	1	100.0
Norske Skog Forests (Australia) Pty Ltd., Tasmania Australia		AUD	2,000	2,000,002	2,000	100.0
Norske Skog Capital NZ Ltd., Aukland, New Zealand		NZD	1	1,000	1	100.0
FC Asia Paper Sales Pte. Ltd., Auckland New Zealand		SGD	100	50,000	50	50.0
Norske Skog Canada Limited, Canada	preference shares	CAD	673,103	63,035,942	242,721	36.1
Crown Forest Holdings (1995) Inc., Canada		CAD	837,706	837,706,001	837,706	100.0
Crown Forest Holdings (1995) Inc. , Canada	preference shares	CAD	126,654	126,654,208	126,654	100.0
Tasman Equipment Ltd., Vancouver, Canada		CAD	1	1,000	1	100.0
Crown Forest Industries Limited, Canada		CAD	254,302	156,752,900	156,752	61.6
Crown Forest Industries Limited, Canada	preference shares	CAD	100	100,123	100	100.0
Crown Forest Industries Limited, Canada	preference shares	CAD	34	34,159	34	100.0
Crown Forest Industries Limited, Canada	preference shares	CAD	27	26,569	27	100.0
Crown Forest Industries Limited, Canada		CAD	254,302	97,548,874	97,550	38.4
Crown Forest Industries Limited, Canada	Class A Shares	CAD	10,155,524	10,155,524,090	10,155,524	100.0
NS Industries Canada Limited, BC, Canada		CAD	991	106,991,969	991	100.0
NS Industries Canada Limited, BC, Canada	preference shares	CAD	28,701	28,701,053	28,701	100.0
NS Industries Canada Limited, BC, Canada	Class K preference shares	CAD	58,700	5,870,000	58,700	100.0
NS Industries Canada Limited, BC, Canada	Class C preference shares	CAD	31,815	31,814,707	31,815	100.0
NS Industries Canada Limited, BC, Canada	Class I preference shares	CAD	62,831	6,283,119	62,831	100.0
NS Industries Canada Limited, BC, Canada	Class J preference shares	CAD	63,587	63,586,580	63,587	100.0
Samambaia Agricola, Sao Paulo, Brazil		BRZ	143	7,329,000	143	100.0
Papeles Bio Bio SA, San Pedro, Chile		CLP	77,715	393,887,673	77,715	100.0
Norske Skog Klabin, Sao Paulo, Brazil		BRZ	34,741	173,705	17,371	50.0
Norske Skog CI Ltd. Georgetown, Cayman Islands		CHF	1,300,000	13,000	1,300,000	100.0
32928 YUKON INC. Yukon, Canada	Class A preference shares	CAD	643,376	643,376	643,376	100.0
32928 YUKON INC. Yukon, Canada	Class B preference shares	CAD	743,415	743,415	743,415	100.0
32928 YUKON INC. Yukon, Canada	Junior Class A preference shares	CAD	360,659	1,000,000	360,659	100.0
Norske Skog North America LLC, Delaware USA		SD	1,000	500	500	50.0
Watts Development Division PTY, Victoria, Australia		AUD	25	50,000	25	100.0
Watts Holdings LTD, Victoria, Australia	preference shares	AUD	0	10	0	100.0
Watts Holdings LTD, Victoria, Australia		AUD	4,240	8,480,597	4,240	100.0
P-Logistic GmbH,Vienna, Austria		ATS	500	500,000	500	100.0
32928 YUKON INC. Yukon, Canada	ordinary	CAD	0	1,000,000	0	100.0
33027 YUKON INC. Vancouver BC, Canada		CAD	0	100	0	100.0
33027 YUKON INC. Vancouver BC, Canada	preference shares	CAD	19,245	19,244,529	19,245	100.0
Norske Skog Overseas Holdings AG, Zürich, Switzerland		CHF	546,234	5,462,341	546,234	100.0
Norske Skog Finance (UK), Cardiff, England		GBP	100	100,000	100	100.0
Swale Speciality Papers Limited, Edinburgh, England		GBP	7,000	7,000,000	7,000	100,0
Swale Speciality Papers Limited, Edinburgh, England	Class A preference shares	GBP	7,000	7,000,000	7,000	100,0
Norske Skog Australia Limited, N.S.W., Australia		AUD	104,023	104,023,378	104,023	100,0
Norske Skog Industries (UK) Limited, Cardiff, England	Class A preference shares	GBP	372,330	327,330,190	372,330	100,0
Norske Skog Industries (UK) Limited, Cardiff, England	Class B preference shares	GBP	196,735	196,375,035	196,735	100,0
Norske Skog Industries (UK) Limited, Cardiff, England	ordinary	GBP	0	2	0	100,0
Norske Skog Forest Holdings AG, Zürich, Switzerland		CHF	85,173	851,733	85,173	100,0
Parenco Assurantien B.V., Renkum, Netherlands		NLG	0	40	0	100,0
Parenco Finance B.V., Renkum, Netherlands		NLG	40	40	40	100,0
Parenco Hout B.V., Renkum, Netherlands		NLG	50	45	45	90,0
Parenco Van Gelder GmbH, Düsseldorf, Germany		DEM	200	200,000	200	100,0
Reparco Nederland B.V., Arnhem, Netherlands		EUR	227	454	227	100,0
Sapin SA, Harze, Belgium		BEF	8,125	6,050	8,125	100,0
Geosilica Nominees Ltd., Auckland, New Zealand		NZD	1	500	1	50,0
Norske Skog Holdings (NO.1) Limited, Auckland, New Zealand		NZD	0	100	0	100,0
Norske Skog Holdings (NO.2) Limited, Auckland, New Zealand		NZD	0	100	0	100,0
Norske Skog Holdings (NO.3) Limited, Auckland, New Zealand		NZD	1	1,000	1	100,0
Norske Skog Chile Industrial Limitada, Concepcion, Chile		USD	15,000	14,990,000	14,990	99,9
33038 YUKON INC., British Columbia, Canada		USD	1	1,000	1	100,0
33038 YUKON INC., British Columbia, Canada	Class F preference shares	USD	26,854	26,854,000	26,854	100,0
33038 YUKON INC., British Columbia, Canada	Class G preference shares	USD	527	526,640	527	100,0

	Currency	Share capital (NOK 1,000)	Number of shares	Total nominal value	Ownership %
Paroco GmbH, Essen, Germany	DEM	200	102,000	102	51.0
Reparco Nijmegen B.V., Arnhem, Netherlands	EUR	18	36	18	100.0
Reparco Randstad B.V., The Hague, Netherlands	EUR	14	28	14	100.0
Reparco Renkum B.V., Arnhem, Netherlands	EUR	18	36	18	100.0
Reparco Trading B.V., Nijmegen, Netherlands	EUR	386	184	386	100.0
Reparco Zutphen B.V., Zutphen, Netherlands	EUR	1,134	36	1,134	100.0
Simon Daadler Winterswijk B.V., Zutphen, Netherlands	NLG	4	35	4	100.0
Fletcher Paper Sales North America, Inc., Deleware, USA	USD	10	1,000	10	100.0
Forest Terminals Corporation, California, USA	USD	5	5,000	5	100.0
Nornews Portugal, LDA, Portugal	PTE	400	100,000	100	25.0
Norske Skog Bruck GmbH, Bruck, Austria	ATS	25,000	25,000	25	0.1

15. Affiliated companies and Joint Ventures

In the consolidated accounts, shares in affiliated companies are included according to the equity method. Share of profit is reported after correction for dividend from the affiliated company. Joint ventures are consolidated proportionally.

	Ownership %	Book value 31.12.00	Bought shares	Share of profit for the year	Dividend/ other equity corrections	Book value 31.12.01
Affiliated companies						
Moelven Industrier ASA	0	222	-246	24	0	0
Malaysian Newsprint Industries	34	836	0	12	-221 [1]	627
Nordic Paper AS	45	0	0	5	0	5
NorskeCanada	36	0	2,651	-21	0	2,630
Other affiliated companies		11	-7	-4	0	0
Total		1,069	2,398	16	-221	3,262
Joint Venture						
Norske Skog Klabin	50	82	0	4	0	86
Pan Asia Paper Company Ltd.	50	1,890	1,551	279	0	3,720
Total		1,972	1,551	283	0	3,806

[1] The opening balance of the acquisition of Fletcher Paper has been adjusted. This resulted in an adjustment to the book value of Malaysian Newsprint Industries of NOK 237 million. Other changes are included with NOK 16 million.

NorskeCanada has total equity as at 31 December 2001 of CAD 1,059 million, according to Norwegian GAAP.

16. Inventory

	2001	2000	1999
Raw materials	1,135	1,488	760
Work in progress	37	66	85
Finished goods	1,000	1,413	1,061
Total	2,172	2,967	1,906

17. Accounts receivable

	2001	2000	1999
Accounts receivable	3,626	5,086	3,119
Provisions for bad debts	-120	-88	-68
Total	3,506	4,998	3,051

18. Short-term investments

	Average interest rate 2001	2001	2000	1999
Treasury bonds	0	0	0	28
Bank/Insurance	7.0%	229	103	44
Other Financial institutions	7.2%	183	180	72
Industry/Commerce/Shipping	6.7%	92	87	85
Total bonds	7.0%	504	370	229
Commercial papers		620	6,557	28
Short-term investments in foreign currencies		645	490	0
Total		1,769	7,417	257

Commercial papers classified as current assets are valued as a portfolio. Net unrealised loss on the portfolio was NOK 7.5 million. The equivalent value for 1999 is unrealised loss of NOK 27 million. NOK 101 million of the bond portfolio has a floating interest rate, and the next interest fixing is on 28 February 2002. The remainder of the bond portfolio has a fixed interest rate.

The bond portfolio is reduced with self-contained bonds.

19. Joint Venture

Joint Ventures are operations that the Group has together with equivalent external partners. For the year 2001 such operations are held through the companies Norske Skog Klabin and Pan Asia Paper Company. Norske Skog Klabin is situated in Brazil. It is owned 50% by Norske Skog and 50% by the Brazilian company Industrias Klabin de Papel e Celulose S.A. Pan Asia Paper Company is located in Singapore. It is owned 50% by Norske Skog and 50% by Abitibi-Consolidated. For year 2000 joint ventures were held in the same companies, but with an ownership interest of 1/3 in Pan Asia Paper Company. In 1999 joint ventures were held in Pan Asia Paper Company only.

	2001	2000	1999
Share of the operating profit			
Operating revenue	3,204	3,181	1,886
Operating expences	2,566	2,609	1,553
Operating earnings	638	572	333
Share of the balance			
Operational fixed assets	5,609	3,318	3,374
Long-term receivables	71	135	37
Total fixed assets	5,680	3,453	3,411
Inventory	236	181	127
Short-term receivables	699	668	504
Other liquid assets	151	143	186
Total current assets	1,086	992	817
Deferred tax	305	58	23
Long-term debt	1,998	1,854	1,855
Short-term debt	516	448	547
Total debt	2,819	2,360	2,425

20. Shareholders' equity

	2001	2000	1999
Other consolidated equity			
Share capital	1,331	931	827
Own shares	-10	-15	-16
Share premium reserve	7,088	4,161	2,802
Distributable reserve	5,015	6,173	5,857
Other consolidated equity	5,897	3,240	2,089
Total consolidated equity	19,321	14,490	11,559
Shareholders' equity			
Shareholders' equity 31.12.2001 excluding minority interests	14,490	11,559	9,884
Earnings for the year	2,494	1,958	1,300
Share issues	3,327	1,463	667
Provisions for dividend	-792	-550	-446
Change in own share holding	5	14	-110
Translation difference	-203	46	264
Shareholders' equity 31.12.2001 excluding minority interests	19,321	14,490	11,559
Minority interests	205	7,861	168
Total shareholder equity	19,526	22,351	11,727

As at 31 December 2001 Norske Skog had a total holdings of own shares of 1,168,898 shares equivalent to 0.9 % of the total number of shares. The shares were acquired in the merger with Aktieselskapet Union (Union Co.) in 1999, and are primarily used in the share ownership program for the employees and settlement of bonus agreements.

At the Shareholders meeting held on 3 May 2001 the Board of Directors were given the authority to acquire up to 10% of the company's share on certain conditions. The authority was given for a period of 18 months.

21. Minority Interests

	2001	2000	1999
Minority 01.01.	7,861	168	145
Changes in minority due to sales/purchases	-760	7,305	2
Share of profit for the year	166	226	26
Share of fair value adjustments	-	375	-
Paid out dividend	-4,323	-133	-5
Deconsolidation of Norske Skog Canada Ltd.	-2,487	-	-
Currency translation differences	-252	-80	-
Minority 31.12.	205	7,861	168

Included in Paid out dividend is NOK 4,241 million paid to minorities in Norske Skog Canada Ltd.

22. Unsecured long-term liabilties

Unsecured long-term liabilities has the following distribution

	2001	2000	1999
Bond loans	9,527	2,771	855
Debt to financial institutions	17,154	26,038	7,047
Total	26,681	28,809	7,902

Unsecured long-term liabilities

	2001	2000	1999
Unsecured long-term liabilities	7,205	4,771	2,873
Unsecured long-term liabilities in other countries	19,476	24,038	5,029
Total	26,681	28,809	7,902

Bonds

Holdings of the company's own bonds at year-end amount to NOK 110 million nominal. These are deducted from interest -bearing debt in NOK.

During 2001 Norske Skog issued a new bond loan with a limit of NOK 6,900 million. Of this bond issue NOK 6,900 million has been drawn at the end of 2001. In addition NOK 490 million is drawn on existing loans. The total value of unused loans is NOK 560 million.

Unsecured long-term debt by currency, current portion included:

As at 31.12.01	Currency amount (million)	Currency rate	NOK million	Average interest rate in %
USD	797	9.0116	7,180	5.2
EUR	437	7.9735	3,488	5.2
CAD	341	5.6662	1,932	5.3
NZD	854	3.7469	3,199	7.2
AUD	452	4.6031	2,082	5.9
KRW	167,742	0.0068	1,144	6.8
THB	133	0.2041	27	7.4
SEK	141	0.8549	121	5.6
CZK	470	0.2508	118	6.6
FRF	133	1.2156	161	5.4
BRL	6	3.9303	24	4.1
Total long-term debt			19,476	
Long-term debt NOK			7,205	7.5
Total long-term debt in the balance sheet			26,681	6.2

Repayment plan

The company's total debt as at 31 December 2001 matures as follows

	Debt banks	Bonds	Total debt
2002	1,944	-	1,944
2003	5,533	-	5,533
2004	1,725	899	2,624
2005	2,975	-	2,975
2006	2,011	2,453	4,464
2007	2,597	776	3,373
After 2007	666	5,399	6,065
Total	17,451	9,527	26,978

At the end of 2001 Norske Skogindustrier ASA has USD 520 million in unused credit lines.

When raising some long-term loans without mortgage, a declaration of negative mortage is issued. Furthermore there are some loan contracts that have terms related to financial key figures. At year end 2001 these terms are fulfilled.

In December 1998 Norske Skogindustrier ASA signed a 7-year committed drawing rights agreement for USD 450 million. Withdrawals from this facility can be made in various currencies and at floating interest rates. Lenders are Norwegian and international banks. In addition Norske Skogindustrier ASA has an existing committed drawing rights facility for USD 315 million that comes to maturity in 2004 and is partly unused. Of the USD 765 million drawing rights available, USD 245 million has been utilised as at 31.12.2001.

23. Other short-term liabilities

	2001	2000	1999
Short-term bank debt	275	355	520
Other short-term interest bearing liability	22	-	-
Total	297	355	520

The group has unused bank overdrafts of NOK 290 million. There are no limitations to the use of the facility.

24. Short-term liabilities

	2001	2000	1999
Public dues and holiday allowances	517	629	315
Accounts payable	1,678	2,280	1,288
Sundry interest-free short debt	233	517	479
Provisions for dividend	792	554	446
Accrued expenses	1,556	2,119	612
Taxes payable	815	516	506
Total	5,591	6,615	3,646

25. Foreign exchange and interest off-balance instruments

Foreign exchange contracts

NOK million	Purchase contracts equivalent	Sales contracts equivalent
AUD	198	960
CAD	725	57
CHF	0	267
CZK	70	0
DKK	0	258
GBP	0	1,383
JPY	6	6
NOK	5,447	92
SEK	94	11
USD	3,006	931
KRW	0	1,122
THB	0	147
NZD	1,098	11
EUR	0	5,303
Total	10,644	10,548

Sums of principals in foreign currencies are translated into NOK at spot rates on 31 December 2001.
All futures contracts related to operations mature in 2002.

Interest rate swaps

Currency	Million	Receives	Pays	Maturity
AUD	55	Floating	Fixed	2005
AUD	145	Floating	Fixed	2003
NOK	50	Fixed	Floating	2006
NOK	50	Fixed	Floating	2004
NOK	15	Fixed	Floating	2003
NOK	75	Fixed	Floating	2004
NOK	150	Fixed	Fixed	2006
NOK	150	Fixed	Floating	2004
NZD	400	Floating	Fixed	2005
USD	100	Fixed	Floating	2011
USD	100	Fixed	Floating	2011
USD		Fixed	Floating	2011

26. Mortgages

The following loans are secured by real estate mortgages as at 31.12

	2001	2000	1999
Outstanding balance, other mortgage debt	1,302	1,191	1,446

Book value of assets securing this debt as at 31.12

	2001	*2000*	*1999*
Machinery	1,770	1,751	1,854
Buildings	448	465	300
Forest, land and other real estate	24	1	196
Operating fixed assets	2,242	2,217	2,350

27. Environment

In 2001 the environmental investments was NOK 70 million. For 2000 this figure was NOK 173 million and for 1999 NOK 38 million. As a result of the extensive investments in prior years regarding environmental issues, the investments for the last three years are less than priro years. It is expected that this also will apply for future years.

28. Other commitments

In 1999 Norske Skog made a cash deficiency support commitment relating to a USD 120 million loan in the joint venture Pan Asia Paper Company Ltd., owned 50% by Norske Skog. The underlying term loan has been repaid in full and Norske Skog is released from its commitment as at the 8 March 2002.

In 1998 Norske Skog finalised a lease and buy back arrangement with American investors for PM 5 and PM 6 at Saugbrug. The present value of the cost of the lease back is approximately NOK 4,000 million and is irrevocably deposited in favour of the American investor. Although this sum has been deposited, Norske Skog is not exonerated from liability for payment. However the credit risk is extremely small as the funds are held in a bank that has AA rating. Should the bank's rating drop below AA at any future time, Norske Skog is entitled to move the deposit to another bank. Deposited rental costs and prepaid rental earnings are entered net in the balance sheet. Should Norske Skog be unable to perform the leasing agreement it is under obligation to recompense investor for any losses. The investor's loss will vary over the term of the lease and will at most amount to NOK 700 million. The possibility of Norske Skog being unable to perform the contract is extremely unlikely. The contract could only be broken off as the result of extraordinary circumstances in the nature of force majeure.

The EU Commission initiated, in April 1995, an investigation of the largest news paper producers in Europe to reveal any relationship that are in dispute with the EU's competition rules. A "Statement of Objections" was issued in April 1999, and an inquiry for the EU commission was held during Autumn 1999. The investigation has not been finalised.

In 1999 Norske Skog, Abitibi-Consolidated and Hansol Paper established Pan Asia Paper company joint venture. The contractual relationship between the shareholders is specified in a shareholder's agreement. A contractual assumption for the joint venture is that the partner's future expansion within Pan Asia's market must be carried out through Pan Asia, and that Pan Asia shall promote a strategy for growth. The stake of 33.65% of Malaysian Newsprint Industries (MNI) which Norske Skog acquired from Fletcher Challenge Ltd. in 2000 is being affected by this shareholder's agreement. Pan Asia has a call-option to acquire Norske Skog's stake in MNI at an agreed price. Hansol Paper exited Pan Asia in 2001 and sold its one-third stake in equal parts to Norske Skog and Abitibi-Consolidated. The shareholder's agreement is beeing renegotiated to fit a 50/50 joint venture. The shareholders have agreed to redefine Pan Asia's market area so to exclude Australasia from it and to remove the Pan Asia option for this region. It is further agreed that no commission will be payable from Norske Skog to Pan Asia upon the finalisation of the amended agreement.

Norske Skog and Klabin Fabricadora de Papel e Celulose SA each owns 50% of the share in the joint venture Norske Skog Klabin Comercio e Indutria. Norske Skog Klabin Comercio e Indutria administers the means of production and the input factors for a period that expires in the year 2003. At the end of the period most of the company's assets will be tied to its market positioning. Norske Skog is commited to buy out Klabin at a fixed price (USD 43.6 million).

The Group's Head Office in Oslo was sold during 2001. The offices are now rented by the Group, the annual rental expense is NOK 16 million.

29. Foreign exchange risk and interest risk

Foreign exchange risk

Norske Skog has both direct and indirect economic risk related to the development in foreign exchange rates. In addition the Group's balance sheet is exposed to foreign exchange risk due to the translation of the subsidiary's balance sheets into NOK.

Transaction risk

Approximately 90% of the Group's income is in foreign currency, whilst approximately 60% of the Group's costs are in NOK (2001-figures). The main currencies the Group has an exposure to is EUR, USD, GBP, AUD and NZD. The transaction risk is considered as 12 months expected future cash flow in foreign currency on a rolling basis. 50 - 100% of the Group's risk exposure related to subsidiaries is hedged. The profit or loss from the hedging transactions are included in the financial items in the consolidated accounts. Foreign exchange gains and losses like this will more or less have counterparts in increases and decreases in future net operating income.

Balance sheet risk

The Group accounts are in NOK. Balance sheet risk appears when the subsidiarie's balance sheets are translated into NOK. Norske Skog perfom hedging activites againts this risk. The Group's debt is drawn up based on the mix of currencies of the assets in the balance sheet. The gains and losses on these transactions are booked to equity, in the same manner as the translation differences from the subsidiaries.

Indirect economic risk (economic exposure)

Norske Skog has an indierect exposure to changes in foreign currencies. This is due to the fact that the Group's competitive strength is affected by the development in the currencies of the Group's competitor's domestic currencies. The currencies in question are SEK, EUR, USD and CAD. At present there are no hedging activities performed against this risk.

Interest rate risk

Norske Skog considers it to be risk reducing to have mainly floating interest rates on net debt. This is related to the correlation between Norske Skog's earnings and the economic cycles. The economic risk in the debt portfolio is measured as interest rate sensitivity. To reveal the interest rate risk, either securities or hedging instruments outside the balance sheet are used. As an effect of the interest rate stategy Norske Skog has had long term bonds to reveal the interest rate risk on long term debt.

30. Contingencies

An agreement for the sale of the forests in southern Norway has been reached. As at 31 December 2001 the concession process had not been completed. Therefore no gain or loss on the sales has been recognised in the accounts. The consession process is expected to be finalised during 2002.

The transaction may result in a gain of NOK 161 million provided the buyer is given the necessary consessions.

Profit and loss account

NOK million	*Notes*	*2001*	*2000*	*1999*
Operating revenue	2	9,079	9,893	8,988
Change in inventory		25	330	-113
Cost of materials		4,010	4,198	3,673
Wages, salaries and personnel expenses	3	1,317	1,339	1,244
Other operating expenses	4	1,214	1,588	2,119
Depreciation and amortisation	7	640	682	710
Operating expenses		7,206	8,137	7,633
Operating earnings		1,873	1,756	1,355
Financial revenue		537	899	274
Financial expenses	10	-3,287	-1,831	-469
Financial items, net		-2,750	-942	-195
Other items		115	222	
Earnings before taxation		-762	1,036	1,160
Taxation	5	359	-173	-313
Net earnings for the year		-403	863	847
Application of profit for the year:				
Allocated from/to other equity		1,195	-313	-401
Dividend to shareholders		-792	-550	-446
Total		403	-863	-847

Statement of Cash Flow

NOK million	*Notes*	*2001*	*2000*	*1999*
Cash flow from operating activities				
Cash generated from operations		8,976	10,104	8,711
Cash used in operations		-7,008	-6,733	-6,966
Financial revenue received		499	844	206
Financial expenses paid		-2,124	-1,673	-654
Taxes paid		-166	-277	-285
Net cash flow from operating activities	6	177	2,265	1,012
Cash flow from investment activities				
Investments in operational fixed assets	7	-293	-557	-747
Sales of operational fixed assets	7	12	43	39
Net change in intercompany receivables		2,859	-190	1,410
Net financial investments		-3,095	-19,391	-225
Net cash flow from investment activities		-517	-20,095	477
Cash flow from financial activities				
Net change in long-term liabilities		-2,228	18,024	-1,751
Dividend paid		-551	-443	-325
Share issues		3,327	1,463	0
Net cash flow from financial activities		548	19,044	-2,076
Total change in liquid assets		208	1,214	-587
Liquid assets as at 1 January		2,141	927	1,514
Liquid assets as at 31 December		2,349	2,141	927

Balance Sheet

NOK million	*Notes*	*2001*	*2000*	*1999*
Assets				
Intangible fixed assets	7	72	24	25
Operational fixed assets	7	5,907	6,519	7,556
Intercompany receivables		8,812	3,642	1,894
Other long-term assets		203	762	59
Pension plan assets	3	129	152	178
Shares in other companies		54	220	38
Shares in subsidiaries		28,601	24,765	5,918
Securities and long-term financial assets		37,799	29,541	8,087
Fixed assets		43,778	36,084	15,668
Finished goods		329	345	554
Raw materials and work in progress		236	245	366
Inventory		565	590	920
Intercompany receivables		452	5,385	197
Other receivables		528	104	60
Accounts receivable		925	1,176	1,336
Provision for bad debts		-43	-13	-29
Receivables		1,862	6,652	1,564
Commercial papers		1,100	1,197	20
Bonds		504	229	229
Cash and bank deposits		745	715	678
Liquid assets		2,349	2,141	927
Current assets		4,776	9,383	3,411
Total assets		48,554	45,467	19,079
Liabilities and shareholders' equity				
Share capital		1,331	931	827
Own shares		-10	-15	-16
Share premium reserve		7,088	4,161	2,802
Paid in equity		8,409	5, 077	3,613
Retained earnings:				
Other equity		5,015	6,173	5,857
Shareholders' equity	8	13,424	11,250	9,470
Deferred taxes	5	288	774	689
Pension obligations	3	81	69	83
Mortgage loans		1,719	1,694	1,436
Non-secured long-term liabilities		22,763	22,669	3,737
Long-term liabilities		24,851	25,206	5,945
Other short-term liabilities		8,945	7,898	2,326
Accounts payable		481	410	372
Public dues and holiday allowances		49	53	246
Provisions for dividend		792	550	446
Taxes payable		12	100	274
Current liabilities		10,279	9,011	3,664
Total liabilities and shareholders' equity		48,554	45,467	19,079
Guarantees	9	4,565	2,714	837

Lysaker, 5 March 2002

Lage Westerbø
Chairman

Jon R. Gundersen
Deputy chairman

Halvor Bjørken
Jan Vidar Grini
Lars Wilhelm Grøholt
Stig Johansen
Kåre Leira

Øivind Lund
Jan Reinås
Egil Myklebust

NOTES NORSKE SKOGINDUSTRIER ASA

1. Accounting principles

The company's accounting principles are the same as those for the consolidated accounts, which are described on page 72 and 73. The equity method for subsidiaries is used in accordance with regulatory requirements. All figures are stated in NOK million unless otherwise stated. The company's notes are similar to the consolidated notes. Only those notes which are different, are shown below.

2. Operating revenue

Operating Revenue includes ordinary revenue from sale of goods and services to companies within the Group to the value of NOK 1,858 million, the corresponding figure in 2000 was NOK 1,945 million. All intercompany deliveries, intercompany profits and intercompany debts between departments are eliminated in the accounts.

3. Pension costs and pension liabilities

Net periodic pension cost

	2001	*2000*	*1999*
Benefit earned during the year	49	48	46
Interest costs on prior period benefit	57	58	55
Expected return on plan assets	-70	-69	-64
Periodic employer tax	1	5	8
Expended portion of changes of AFP	2	2	2
Expended portion of differences in estimates	4	2	5
Net periodic pension cost	43	46	52

Status of pension plans reconciled with the balance sheet

	PENSION ASSETS EXCEED PBO			PBO EXCEED PLAN ASSETS		
	31.12.01	*31.12.00*	*31.12.99*	*31.12.01*	*31.12.00*	*31.12.99*
Projected benefit obligation (PBO)	-985	-1 004	-911	-138	-139	-165
Plan assets at fair value	1 111	1 043	1 013	22	33	26
Plan assets in excess of / less than(-) PBO	126	39	102	-116	-106	-139
Changes AFP plan	0	0	0	22	24	26
Unrecognized gain (-) / loss on plan assets	3	113	74	20	19	36
Net plan assets / pension obligations	129	152	176	-74	-63	-77
Employer tax accruals	0	0	2	-7	-6	-6
Pension assets / pension obligations (-) in balance sheet	129	152	178	-81	-69	-83

See note 4 to the consolidated accounts regarding assumtions and further information

4. Other operating expenses

Losses on bad debts amounting to NOK 31 million are included in operating expenses.

5. Taxes

A specification of the difference between earnings before taxation and the basis for taxation is shown below.

TAXATION BASIS	*2001*	*2000*	*1999*
Earnings before taxation	-761	1,288	1,160
Permanent differences	-77	-441	-33
Group contribution	153	45	-73
Currency items	464	-378	0
Equity items	-133	-51	0
Change in temporary differences	420	-180	69
Basis for taxation	66	283	1,123

TAXATION	*2001*	*2000*	*1999*
Taxes payable including withholding tax	-14	-74	-308
Tax on currency items	0	-14	0
Tax on equity items	0	-106	0
Group contribution	0	0	-20
Sum taxes payable	-14	-194	-328
Change in deferred tax	373	21	15
Total tax expense	359	-173	-313

A specification of temporary differences and deferred tax is shown below. (Tax rate 28% 1999, 2000 and 2001)

TEMPORARY DIFFERENCES	*2001*	*2000*	*1999*
Reserve in accounts receivable	-122	-26	-44
Reserve in inventory	83	84	130
Other short-term items	-214	-37	-85
Total short-term items	-253	21	1
Accelerated depreciation	1,525	2,026	2,002
Allocated capital gains	219	107	149
Pension plan assets	129	150	178
Pension obligation	-81	-70	-83
Other long-term items	-39	156	213
Total long-term items	1,753	2,369	2,459
Total temporary differences	1,500	2,390	2,460

DEFERRED TAX	*2001*	*2000*	*1999*
Deferred tax on termporary differences	419	668	689
Tax on currency items	-131	106	-
Total deferred tax	288	774	689

6. Net cash flow from operations

The nexus between earnings before tax and cash flow from operations is shown below.

	2001	*2000*	*1999*
Earnings before tax	-762	1,288	1,160
Ordinary depreciation	640	682	710
Taxes paid	-166	-277	-285
Change in receivables	-17	210	-237
Change in stocks	25	375	2
Change in current liabilities	457	-13	-338
Net cash flow from operating activities	177	2,265	1,012

7. Operational fixed assets

NOK Million	*Goodwill and other exclusive rights*	*Land, buildings and other property*	*Machinery and plant*	*Fixtures and fittings, tools, office equipment*	*Plant under construction*	*Total*
Acquisition cost						
Acquisition cost 31.12.2000	33	3,045	10,266	241	200	13,785
Addition 2001 at cost	0	43	179	18	53	293
Sales 2001 at cost	0	-216	-29	-6	0	-251
Reclassification	64	10	-15	52	-111	0
Acquisition cost 31.12.2001	97	2,882	10,401	305	142	13,827
Revaluation						
Revalation 31.12.2000	0	84	13	0	0	97
Sales 2001 at cost	0	-22	0	0	0	-22
Revaluation 31.12.2001	0	62	13	0	0	75
Depreciation						
Accumulated ordinary depreciation 31.12.2000	9	1,188	5,981	161	0	7,339
Ordinary depreciation 2001	6	108	485	41	0	640
Depreciation on fixed assets sold 2001	0	-45	-9	-2	0	-56
Reclassification	10	0	-35	25	0	0
Accumulated ordinary depreciation 31.12.2001	25	1,251	6,422	225	0	7,923
Booked value						
Booked value 31.12.2000	24	1,941	4,298	80	200	6,543
Booked value 31.12.2001	72	1,693	3,992	80	142	5,979

GOODWILL SPECIFICATION ON EACH ACQUISITION	*Year*	*Depreciation plan*	*Depreciation 2001*	*Book value 31.12.2001*
Union	1999	20	6	72

Depreciation according to useful life based on expected synergies.

OPERATING FIXED ASSETS – ACQUISITIONS AND DISPOSALS OVER THE LAST 5 YEARS *NOK million*		*Goodwill and other exclusive rights*	*Land, buildings and other property*	*Machinery and plant*	*Fixtures and fittings, tools, office equipment*	*Plant under construction*	*Total*
1997	Acquisition	1	127	170	0	419	717
	Disposal	0	69	5	0	0	74
1998	Acquisition	0	243	454	0	618	1,315
	Disposal	0	42	3	0	0	45
1999	Acquisition	0	35	86	28	598	747
	Disposal	0	33	6	0	0	39
2000	Acquisition	0	103	265	20	169	557
	Disposal	0	20	7	5	11	43
2001	Acquisition	0	43	179	18	53	293
	Disposal	0	0	7	5	0	12
Sum 5 år	Acquisition	1	551	1,154	66	1,857	3,629
	Disposal	0	164	28	10	11	213

8. Shareholders' equity

	Share capital	Share premium reserve	Other equity	Total
Shareholders' equity 31.12.2000	916	4,161	6,173	11,250
Share issues	400	2,927	-	3,327
Change in own shareholding	5	-	37	42
Earnings	-	-	-403	-403
Provision for dividend	-	-	-792	-792
Shareholders' equity 31.12.2001	1,321	7,088	5,015	13,424

As at 31 December 2001 the share capital was divided into 133,137,088 shares, each with a nominal value of NOK 10. Own shareholding was 1,168,898 shares.

PRINCIPLE SHAREHOLDERS	Ownership %
J P Morgan Chase, England	13.6
State Street Bank & Trust Co., USA	9.2
Viken Skogeierforening, Hønefoss	8.0
Folketrygdfondet, Oslo	6.7
Agder-Telemark Skogeierforening, Skien	4.1
Skogeierforeningen Nord, Trondheim	2.6
Mjøsen Skogeierforening, Lillehammer	2.4
Storebrand Livsforsikring/IF, Oslo	1.9
Glommen Skog/Fond, Elverum	1.8
Bank of NY, Belgium	1.7
Gjensidige NOR, Oslo	1.7
Rederiaksjeselskapet Henneseid, Skien	1.5
Odin-fondene, Oslo	1.4
Vital Forsikring, Bergen	1.3
DnB Investor, Oslo	1.2
VPF Skagen Vekst, Stavanger	1.0
Havlide A/S, Skien	1.0

SHAREHOLDERS IN CORPORATE ASSEMBLY	No. of shares	Options
Nominated by shareholders		
Ivar Korsbakken, Oslo, Chairman	697	0
Emil Aubert, Porsgrunn	7,163	0
Ole H. Bakke, Trondheim	53	0
Svein Haare, Hokksund	555	0
Olav Hørsdal, Frolands Verk	2,755	0
Dieter Oswald, Bø in Telemark	67	0
Halvard Sæther, Lillehammer	1,462	0
Helge Urstrømmen, Elverum	1,163	0
Svein Aaser, Drøbak	255	0
Nominated by the employees		
Bjørn Olav Hanssen, Skogn	100	0
Magnus Straume, Union	3	0
Ove Magne Anseth, Braskereidfoss	50	0
Observers from the employees		
Trond Andersen, Saugbrugs	626	0
Rolf Bråthen, Follum	782	0

SHAREHOLDERS IN BOARD OF DIRECTORS	No. of shares	Options
Lage Westerbø, Aurdal, Chairman	7,353	0
Jon R. Gundersen, Oslo, Deputy Chairman	694	0
Halvor Bjørken, Verdal	1,155	0
Lars W. Grøholt, Hov	645	0
Øivind Lund, Drammen	212	0
Jan Reinås, Bærum	15,430	9,510
Nominated by the employees		
Kåre Leira, Skogn	485	0
Jan Vidar Grini, Union	318	0
Stig Johansen, Braskereidfoss	50	0

SHAREHOLDERS PRESIDENT AND EXEC. STAFF	No. of shares	Option
Jan Reinås	15,430	9,510
Ida Goodreau	212	0
Claes-Inge Isacson	5,580	9,510
Jan Kildal	4,973	9,510
David Kirk	964	0
Vidar Lerstad	2,395	7,933
Jan A. Oksum	5,814	9,510

9. Guarantees

The company has guaranteed debt for its subsidiaries to the total of NOK 4,565 million.

10. Financial expenses

The financial expenses includes NOK 1.7 billion realized exchange loss due to transferring of group loans and share holdings from Norske Skogindustrier ASA to other entities in the Group.
The losses have been eliminated on Group level.

Auditor's Report for 2001
(Translation from Norwegian)

To the Annual Shareholders' Meeting of Norske Skogindustrier ASA

We have audited the annual financial statements of Norske Skogindustrier ASA as of 31 December 2001, showing a loss of NOK 430 million for the parent company and a profit of NOK 2,660 million for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practises require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2001, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practises generally accepted in Norway.
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practises generally accepted in Norway
- the information in the directors report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the loss is consistent with the financial statements and comply with law and regulations.

ARTHUR ANDERSEN & CO

Henning Strøm (sig)
State Authorised Public Accountant (Norway)

Oslo, 5 March 2002

The Corporate Assembly's statement to the General Meeting regarding the annual accounts for 2001

Norske Skog's Group accounts report a profit (after tax and before minorities) of NOK 2,660 million in 2001, against a corresponding profit of NOK 2,184 million in 2000. Owing to internal financial restructuring within the Group, the parent company Norske Skogindustrier ASA reported a loss of NOK 403 million in 2001. All these internal transactions within the Group have been eliminated, and consequently have no effect on the profit figure in the Group accounts.

The Corporate Assembly recommends that the General Meeting approve the profit and loss statement and balance sheet for 2001 for Norske Skogindustrier ASA and the Group, and agrees with the Board's proposal for distribution of dividend and for covering the deficit shown by Norske Skogindustrier ASA.

Lysaker, 5 March 2002

Ivar B. Korsbakken
Corporate Assembly Chairman

GLOSSARY

Raw material

Timber: General term for wood as a raw material. Primarily used as a general name for pulpwood and saw logs timber, but also of sawn timber as raw material for woodproducts factories.

Pulpwood: Logs suitable for the production of chemical or mechanical pulp.

Saw logs: Logs suitable for the production of timber.

Chips: Wood chopped into pieces 20-50 mm long, 4-5 mm thick and 15-20 mm wide, produced from round logs, or as a secondary product from the sawmills.

Waste paper: Used newspapers and magazines, waste paper from offices and printshops, used packaging.

Pulp

Cellulose: Organic substance which is the most important component of the cell walls in wood fibre; it accounts for roughly about 40%, while lignin makes up 30% and other substances the rest.

Lignin: Organic substance gluing the wood fibres together.

Mechanical pulp: A mixture of fibres having been separated through mechanical processing in refiners or grinders.

Refiner: A machine which makes mechanical pulp by pressing chips between rotating steel discs. The surface pattern of the discs helps separate the individual fibres in the wood.

Grinder: A machine which makes pulp from logs; the fibres in the wood are separated when the logs are pressed against a rotating grinding stone.

Thermo Mechanical Pulp (also called TMP): Mechanical pulp produced by refining chips that are pre-heated to 100-115 °C. The high temperature softens the wood structure and helps separate the fibres, thus yielding longer and stronger fibres than are produced by grinding.

CTMP (Chemi-Thermo -Mechanical Pulp): Pulp produced in refiners where the raw material - chips - is both pre-heated and chemically impregnated.

Chemical pulp: A mixture of fibres having been separated through a chemical cooking process where substances other than cellulose are dissolved and removed.

Sulphate (kraft) pulp: Chemical pulp produced by cooking the wood chips with a solution consisting mainly of caustic soda and sodium sulphide in a digester. The term sulphate reflects the fact that sodium sulphate was traditionally used in the chemical recovery process.

Long fibre pulp: Chemical pulp produced from softwood timber such as spruce or pine.

Short fibre pulp: Chemical pulp produced from hardwood timber such as birch or eucalyptus.

DIP (deinked pulp): Recycled newspapers, magazines and other printed material which are chemically treated to remove the ink.

Bleaching: Removal or modification of the coloured components in the pulp, primarily lignin, to improve its brightness. Acting chemicals include chlorine dioxide and hydrogen peroxide, giving the pulp higher brightness.

Market pulp: Pulp delivered to external end-users. Most pulp is converted to paper in an integrated mill.

Paper

Coating: A process in which the paper sheet is given a thin coating of clay and other pigments, to give the sheet a good printing surface.

Basis weight (substance): The weight of the paper sheet per unit area, normally in grammes per square metre. In North America other units of measurement are used (lb per 3,000 square feet).

Wood containing paper (publication paper): General term for paper containing mainly mechanical pulp. The most common grades are newsprint, SC magazine paper and LWC magazine paper.

Newsprint: Paper for newspapers containing of up to 100% mechanical pulp and/or deinked pulp. Deinked pulp is increasingly used as a raw material for the production of newsprint.

SC (Super Calendered) magazine paper: Uncoated printing paper, mainly for magazines and catalogues, consisting of about 50% mechanical pulp, 20% chemical pulp and 30% clay. This paper is given a surface treatment (super calendered) to give it a smoother surface and better printing characteristics.

LWC (Light weight Coated) magazine paper: Coated printing paper with a base sheet of mechanical and chemical pulp given a coating to improve its surface - used for magazines, catalogues and free sheets.

Fine paper: General term for writing and printing paper of high quality, made from bleached chemical pulp.

Other

Biological treatment: A method of cleansing waste water in which micro organisms convert dissolved organic material in the effluent to water, CO_2 and combustible sludge.

Boiler house: The section that produces the thermal energy (steam/hot air) required during the production process to give the finished products (pulp, paper, board, sawn timber) the desired dry matter content.

ADDRESSES

Norske Skogindustrier ASA
Oksenøyveien 80
N-1366 LYSAKER
Tel.: +47 67 59 90 00
Fax: +47 67 59 91 81

Regions

Norske Skog Europe
Oksenøyveien 80
N-1366 LYSAKER
P.O.Box 329
N-1326 LYSAKER
Tel.: +47 67 59 90 00
Fax: +47 67 59 92 66

Norske Skog South America
Norske Skog do Brazil Ltda
Rua Pasteur 463, 10 andar
80250-080 Curitiba PR
Brazil
Tel.: +55 41 340 2000
Fax: +55 41 342 8772

Norske Skog Australasia
Norske Skog (Australasia) Pty Limited
Level 22, 1 Oxford Street
Darlinghurst, NSW 2010
P.O.Box 485
Darlinghurst, NSW 1300
Australia
Tel.: +61 2 9283 1444
Fax: +61 2 9283 7856

Partly owned companies

North America
Norske Skog Canada Ltd.
9th Floor, 700 West Georgia Street
P.O.Box 10058 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1J7
Tel.: +1 604 654 4000
Fax: +1 604 654 4048

Asia
Pan Asia Paper Co. Pte. Ltd.
4 Shenton Way,
29-01 SGX Centre 2
Singapore 068807
Singapore
Tel.: +65 6327 4188
Fax: +65 6327 4264

This Annual Report is printed on Norcote Silk 80 g, an LWC magazine paper grade from Norske Skog Bruck, Austria, cover on Galerie Art 200 g.

Norske Skogindustrier ASA

Postal address:
PO Box 329,
N-1326 Lysaker
Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

www.norske-skog.com

Design
TRB kommunikasjon / Bark Design
Print
Aktietrykkeriet as
Photo
Morten Krogvold
Ian Berwick
Jörgen Ulvsgärd
Eduardo Simòes
Erik Sandersen
Knut Vadseth
Dan Kullberg
Illustration
Bo Lundberg, Rithuset

NORSKE SKOGINDUSTRIER ASA

2001 environmental report


The real Richard Chartres
Ask Dr Jane
THE
TIMES
Civil servant

FEATURE: Sustainable Development

BRUNDTLAND: From Rio to Johannesburg – and beyond

REINÅS: Shared Course of Conduct and Shared Value Base

FOREST: Certification of Sustainable Forestry

CLIMATE: New Challenges for the Industry

Norske Skog

This is Norske Skog

NORSKE SKOG IS THE WORLD'S THIRD LARGEST PRODUCER OF PUBLICATION PAPER, WITH 14 WHOLLY AND 10 PARTLY OWNED MILLS IN 15 COUNTRIES ON FIVE CONTINENTS. NORSKE SKOG HAS A 13 PER CENT SHARE OF THE GLOBAL MARKET FOR NEWSPRINT AND MAGAZINE PAPER.

THE GROUP STRENGTHENED ITS POSITION during 2001 by increasing its stakes in businesses in Asia and South America, by the purchase of two mills in Europe and by the sale of activities outside its core area.

Norske Skog was established in 1962 and its two first newsprint machines came on line at Skogn, in Nord-Trøndelag, Norway, during 1966–67. By 1989, through mergers and the purchase of other Norwegian pulp and paper companies, Norske Skog had become an important player in the European publication paper industry.

During the 1990's, the Group's growth continued in Europe, with the building of a new paper mill in France, the purchase of two mills in Austria and the Czech Republic, and now – most recently – through the purchase of two mills in Germany and the Netherlands.

In 1998 the first step was taken outside Europe, with the acquisition of two paper mills in Thailand and South Korea. These mills were later incorporated into a joint venture, and now form part of the company PanAsia, of which Norske Skog is 50 per cent owner. Growth outside Europe continued in 2000, with a joint venture project in Brazil and the purchase of Fletcher Challenge Paper, a New Zealand based company with mills in New Zealand, Australia, Malaysia, Brazil, Chile and Canada. The business in Canada was expanded in 2001 through a merger with Pacifica Paper Inc. The new company was named Norske Skog Canada. It has four mills and Norske Skog has an ownership stake of 36 per cent.

During the period 1991–2001 Norske Skog's operating income rose from NOK 8.6 billion to NOK 30.4 billion, and its market capitalisation climbed from just over NOK 2 billion to more than NOK 22 billion.



NORTH-AMERICA **SOUTH-AMERICA** **EUROPE** **ASIA** **AUSTRALASIA**

CONTENT

Sustainable developement



Sustainable development page 8



Gro Harlem Brundtland page 16



New Zealand page 20



Energy page 36



Discharge to water page 42

Report

Products and production page 30



[**Photo:** Sonja Evang]

Shared course of conduct and shared value base

NORSKE SKOG'S FOCUS ON ITS CORE AREA, PUBLICATION PAPER, WAS SHARPENED IN 2001, AND WE FIRMED UP OUR GLOBAL POSITION AS A LEADING SUPPLIER OF THIS TYPE OF PAPER.

AS PART OF THE COMPANY'S DEVELOPMENT we have strong focus on sound operations and the development of our businesses and we put great emphasis on human acpects. This also makes a positive contribution to the societies in which we do business. We are constantly increasing our involvement in issues relating to the environment, social responsibility and sustainable development.

Until 1995, all our activity took place in Norway, except for our first paper mill in France. During the past four to five years the group has grown strongly, mainly outside Norway, where we have invested NOK 45–50 billion and sold businesses for NOK 8–10 billion. This has made us what we are today, – a truly global company, with 24 mills in 15 countries.

Such major changes in so short a time have been a challenge to us, requiring the integration of many cultures and the same time considerable restructuring of our activities.

Two main pillars have borne the management of this development, – a shared course of conduct and a shared value base.

A shared course of conduct means that everyone must work in accordance with our simple governance model. Our primary goals and strategies constitute an important feature of this, defining what Norske Skog stands for and what we demand. Everyone must understand, plan and operate on this basis. Our strategies clearly require sustainable development, performance with regard to the external environment such as discharges to air and water, recycling and reuse of raw materials and energy, and safety and the working environment. Our units shall be run with a view to continuously improving our environmental performance. The goal is to reduce the impact on the environment to a minimum.

Our basic values – openness, honesty and cooperation – are aimed directly at the human beings in the Company. These values are the foundation of the dynamic development of the Group and its organisation. Many might say that these are self-evident concepts. They are not. The three words stimulate a debate between the management and employees, locally and between cultures. They need to ascertain what this means to them. We can see how this helps create good relationships.

Cooperation is a challenge. There are big differences between openness and involvement in the various cultures.

Demanding an open dialogue between colleagues at all levels within the organisation is certainly one of the best ways of promoting progress. Any fears that managers or employees may feel about talking openly, and listening, must be removed. This way they can learn from one another and transfer best practice between units, countries and cultures. That helps the Company to develop and will have a positive effect on the surroundings outside the Company.

Through our presence in the various countries, we play a part in influencing developments in that society. We could mention dialogue with the authorities about what is needed if we are to develop a long-lived, competitive industrial activity which can supply national or regional markets.

This year it is ten years since the UN's big environmental conference in Rio de Janeiro – the "Earth Summit". That conference was a milestone in global environmental work, and it raised many of the issues which had previously been dealt with by the World Commission on the Environment and Development, the so-called "Brundtland Commission", in its report "Our Common Future". It is both an honour and a great motivation to us at Norske Skog that the then leader of the Commission, former Norwegian prime minister and now Director General of the World Health Organisation (WHO), Gro Harlem Brundtland, shares some of her thoughts with us in this year's environmental report. She traces the line from Rio to the major environmental conference – the "World Summit on Sustainable Development" – which is to be held in Johannesburg in August/September.



Jan Reinås
President and CEO



Norske Skog

environmental policy

Norske Skog's **ENVIRONMENTAL POLICY** is an integral part of the strategy to achieve the overall corporate goal. It shall support sustainable development of environment and natural resources.

THE ENVIRONMENTAL COMMITMENTS shall be viewed in context with the company's commitments to health, safety and corporate social responsibility.

Norske Skog's **ENVIRONMENTAL STRATEGY** and policy applies to all its business units. Norske Skog will work for similar environmental values in joint ventures and partially owned companies.

☐ Norske Skog shall operate and develop its business units by continuously improving their environmental performance, and with a view to reducing the environmental impact to a minimum. The basic requirement is compliance with laws and regulations.

☐ Efficient production processes with high yield on raw material and energy utilisation shall be key objectives in all production units. Environmental aspects shall be integrated in strategic considerations and operational decisions.

☐ Environmental responsibilities and tasks shall be clearly defined and adhered to throughout the organisation. The business units shall educate and train their employees to know and understand the policy, its requirements and the work performance expectations.

☐ Certifiable internationally acknowledged environmental management systems shall be actively applied in the management in all production units.

☐ Norske Skog's production units shall have environmental programs with clear objectives and annually set targets supporting the company's environmental policy and strategic ambition.

☐ Norske Skog shall expect the same high environmental performance from suppliers of goods and services in the value chain as maintained in its own activities. Forest certification shall be encouraged and certified wood suppliers will be given priority.

☐ Norske Skog shall have an environmental performance that supports its customers in reaching their environmental objectives.

☐ Norske Skog shall operate and develop its business units with respect for, and understanding of, the social and cultural values that exist in the countries in which it operates.

☐ Norske Skog shall be open to and actively engage in dialogue with stakeholders and will communicate openly on environmental matters.

[**Illustration:** Gazette]

The world of

Norske Skog South-America
Regional headoffice
in Curitiba, Paraná, Brazil


South-America

Norske Skog Klabin
Brazil
1 papermachine
130 000 tonnes newsprint
(50 % ownership)

Norske Skog Pisa
Brazil
1 papermachine
185 000 tonnes newsprint

Norske Skog Bio Bio
Chile
1 papermachine
120 000 tonnes newsprint

Norske Skogindustrier ASA
Corporate headoffice
Regional headoffice Norske Skog Europe
in Oslo, Norge


Europe

Norske Skog Parenco
the Netherlands
2 papermachines
350 000 tonnes newsprint
110 000 tonnes uncoated
magazine paper (SC)

Norske Skog Walsum
Germany
2 papermachines
420 000 tonnes coated
magazine paper (LWC)

Norske Skog Golbey
France
2 papermachines
600 000 tonnes newsprint

Norske Skog Steti
the Czech Republic
1 papermachine
120 000 tonnes newsprint

Norske Skog Canada
Headoffice in Vancouver
British Columbia, Canada
(36 % ownership)



Elk Falls
Canada
3 papermachines
375 000 tonnes newsprint
155 000 tonnes other paper grades
105 000 tonn container-board
200 000 tonnes market pulp

Port Alberni
Canada
3 papermachines
220 000 tonnes newsprint
210 000 tonnes coated magazine paper (LWC)

Powell River
Canada
3 papermachines
220 000 tonnes newsprint
230 000 tonnes other paper grades

Crofton
Canada
3 papermachines
290 000 tonnes newsprint
150 000 tonnes other paper grades
325 000 tonnes market pulp

Norske Skog



Norske Skog Skogn
Norway
3 papermachines
560 000 tonnes newsprint

Norske Skog Saugbrugs
Norway
3 papermachines
550 000 tonnes uncoated magazine paper (SC)

Norske Skog Follum
Norway
3 papermachines
125 000 tonnes newsprint
135 000 tonnes coated magazine paper (LWC)
135 000 tonnes other paper grades

Norske Skog Union
Norway
2 papermachines
150 000 tonnes newsprint
90 000 tonnes other paper grades

Norske Skog Bruck
Austria
2 papermachines
240 000 tonnes coated magazine paper (LWC)
120 000 tonnes newsprint

Norske Skog Australasia
Regional headoffice in Sydney, Australia



Australasia

Norske Skog Albury
Australia
1 papermachine
225 000 tonnes newsprint

Norske Skog Tasman
New Zealand
3 papermachines
380 000 tonnes newsprint
50 000 tonnes other paper grades

Norske Skog Boyer
Australia
2 papermachines
205 000 tonnes newsprint
85 000 tonnes other paper grades

Pan Asia Paper Company
Headoffice in Singapore (50 % ownership)



Asia

PanAsia Singburi
Thailand
1 papermachine
125 000 tonnes newsprint

Malaysian Newsprint Industries
Malaysia
1 papermachine
250 000 tonnes newsprint
(33.65 % ownership)

PanAsia Chonju
South-Korea
6 papermachines
One million tonnes newsprint

PanAsia Chongwon
South-Korea
1 papermachine
185 000 tonnes newsprint

Shanghai PanAsia-Potential Paper
China
1 papermachine
125 000 tonnes newsprint

→ EUROPE





[Germany/Netherlands] From December, Norske Skog acquired the two publication paper mills Walsum, in Germany and Parenco in the Netherlands.

[Norway] In June a new salmon ladder was opened on the Tista river, at Norske Skog Saugbrugs. This could restore the river's salmon population. Norske Skog Saugbrugs received Halden municipality's environmental award in 2001 for its environmental engagement.

[Norway] Since 1993, Norske Skog has contributed actively to establish a national standard for sustainable forestry in Norway. In 2001 the last of Norway's forest owner associations received its ISO 14001 certificate, based on the "Living Forest" standards. This means that all wood supplied to Norske Skog by Norwegian forest owners now comes from certified forests.

[Norway] The biofuel energy recovery plant at Norske Skog Skogn was upgraded in 2001 – an investment costing just over NOK 10 million.

[Czech Republic] In April 2001 Norske Skog Steti marked the completion of a whole year – 365 days – without a single lost-time injury, making it the first of our mills in Europe to attain this goal. Since then Steti has kept up the good work, and at the end of 2001 the mill could point to an entire calendar year without lost-time injuries.

→ ASIA





[Asia] In August, Norske Skog increased its ownership stake in PanAsia Paper Company from 33 to 50 per cent. PanAsia is Asia's leading newsprint producer, and has four mills in China, South Korea and Thailand, with a combined capacity of nearly 1.5 million tonnes of newsprint grades.

[Malaysia] Malaysian Newsprint Industry (MNI), of which Norske Skog owns 33.65 per cent, received the National Occupational Health and Safety Award in 2001. This prize is Malaysia's most prestigious for health and safety work.

[Asia] PanAsia Paper Company can point to excellent health and safety achievements. The mills at Chongwon and Singburi had zero lost time injuries in 2001. In 2001, Shanghai PanAsia-Potential Paper was awarded the Chinese pulp and paper industry association's prize for "advanced safety management".



[Corporate] Norske Skog's new environmental policy was approved in March 2001. During the year it was reviewed and implemented within the organisation. The policy covers all the Company's units and is a management tool in their environmental work.

[Corporate] Towards the end of the year, agreements were reached regarding the sale of our forest properties in south Norway, Sweden and Brazil. The sale covers, in total, nearly 100 000 hectars of productive forest.

[Corporate] PanAsia Chongwon was ISO 14001 certified in 2001. That brought the number of our mills certified to seven that are wholly-owned and four that are partly-owned. A further five plan certification during 2002.

→ AUSTRALASIA



[New Zealand] Norske Skog Tasman was one of five winners of the New Zealand Wetland Conservation Award for 2001. The prize was awarded for a wetland project that was started by the mill in 1998, when it cleared away a wilderness of willows and weeds and planted local trees and bushes. There is an article about this project on page 20 of this year's environmental report.

[New Zealand] In April, the pulp mill at Norske Skog Tasman was sold to the company of Carter Holt Harvey. The sale included the biofuel boiler, which still burns waste and supplies heat to Norske Skog Tasman's paper mill.

[Australia] Norske Skog Boyer completed in 2001 a project aimed at mapping the impact of discharges on the recipient. In consideration of the study, the authorities have agreed to postpone until 1.1.2007 the introduction of new discharge limits.

→ SOUTH-AMERICA

[Brazil] In September Norske Skog Pisa received Norske Skog's H&S award for its excellent work and good results in the field of health and safety. In the same month, the mill was also ranked as one of Brazil's 100 best workplaces, by the leading Brazilian magazine Exame.

[Brazil] In connection with the sale of forest plantations in Brazil, long-term agreements were concluded covering the supply of wood to Norske Skog Pisa. The plantations were FSC certified early in 2002, ensuring that 100 per cent of the wood used at the Pisa mill will come from certified forestry.

[Chile] The year 2001 saw the approval of significant investments in measures to treat both discharges to water and dust emissions from the Bio Bio mill. These measures will be carried out during 2002 and thereafter.



← NORTH-AMERICA

[Canada] In August 2001, Norske Skog Canada merged with Pacifica Papers, which have a production capacity of 900 000 tonnes of publication paper. Norske Skog's ownership stake in Norske Skog Canada was reduced from 50.8 to 36 per cent. The Mackenzie pulp mill was sold in June 2001.

[Canada] During 2001 Norske Skog Canada took active part in the "Joint Solution Project". This is intended to find a long-term solution to the problem of managing British Columbia's coastal forests in a sustainable manner.

Photo: Norske Skog, Gazette and Sverre Jarild

[**Photo:** Eduardo Simões]

Sustainable

Development and Social Responsibility



SUSTAINABLE DEVELOPMENT IS A DYNAMIC CONCEPT BUILT ON THE PILLARS OF ECONOMIC PROGRESS, SOCIAL RESPONSIBILITY AND ENVIRONMENTAL IMPROVEMENT. IN SIMPLE TERMS, IT MEANS LIVING ON NATURE'S INCOME RATHER THAN ITS CAPITAL: CREATING A BALANCE BETWEEN WHAT WE TAKE FROM THE ENVIRONMENT AND WHAT WE CREATE FOR THE SOCIETY.

FOR NORSKE SKOG IT MEANS achieving results not only with regard to the traditional, financial bottom line, but also with regard to environmental and social conditions. Together, these constitute the so-called 'triple bottom line'.

■ ECONOMIC PROGRESS

Private business is extending its role in generating wealth that benefits the local and wider community. The main contribution is to build a solid business base that can generate long-term benefits for all the company's stakeholders. Another approach is donations to share wealth.

Norske Skog has doubled in size in recent years and successfully continued to consolidate core business whilst divesting none-core assets. This focus on building our core strengths is based on our commitment to remain a long-term player in the industry. We also believe it will allow us to grow our operations, our people and our contribution to the communities in which we operate.

"We invest in and develop robust business units within a long-term strategy. We do not harvest short-term profits abroad. We build sustainable economic growth in local communities, often as their cornerstone company."

Jan Reinås, President and CEO

■ ENVIRONMENTAL IMPROVEMENT

Companies have moved away from viewing environmental and sustainable development issues as threats, and are now embracing them as sources for competitive advantage. The World Business Council for Sustainable Development (WBCSD) has highlighted Eco-efficiency (see page13) and the standardised reporting of environmental performance data as an area where business should take a lead.


MUSEU

Norske Skog's environmental policy is an integral part of the group's strategy to achieve the overall corporate goal and makes clear commitments to support sustainable development of the environment and natural resources. Although wide ranging, it also remains sensitive to the differing environmental, community and regulatory expectations of the countries in which the company operates. Norske Skog has participated actively in the international drive to develop standards and systems for the pulp and paper industry, notably the Paper Profile product declaration (see page 31) and extensive work on Forest Certification (see page 22).

■ **SOCIAL PROGRESS**

"Corporate Social Responsibility is the commitment of business to contribute to sustainable economic development, working with employees, their families, the local community and society at large to improve their quality of life."

Quote from WBCSD "The Business Case for Sustainable Development"

Companies are becoming increasingly aware that corporate social responsibility can be of direct economic value. By integrating corporate social responsibility as a strategic investment into core business strategies, management instruments and operations companies can make a contribution to social and environmental objectives and also generate improved returns for their shareholders. Norske Skog believes being social responsible and generating business value go hand-in-hand and are not mutually exclusive.

■ **GLOBAL STRENGTH WITH LOCAL PRESENCE**

"The company's social responsibility is built upon three pillars – a robust economy that secu-



"The better the communication between management and employees, the greater the growth of the company."

Kåre Leira, employee representative

res jobs and generates economic activity that also benefits the wider community; minimising our impact on the environment; respect for people and human worth, including fair remuneration for the investment made by employees through their work."

Jan Reinås, President and CEO

Although Norske Skog is a truly global company, we are very aware of our local presence and our desire is to be a good corporate citizen, especially in the communities within which we operate. Being socially responsible means not only fulfilling our legal expectations, but also going beyond compliance and investing more into human capital, the environment and our relationships with stakeholders. In terms of our employees this means a sustained focus on training, working conditions, and management-employee relations. Good examples are the continued development of the Group's Works Councils and the success of Norske Skog Follum's literacy programme.

CO-OPERATION IS THE KEY

"Throughout our recent period of growth, the employees have shown an enormous capacity for change and understanding for its necessity. By maintaining our common vision and core values we have been able to move toward our goals in unison."

Jan Reinås, President and CEO

Norske Skog tradition has long emphasised the employees' freedom to organise and their rights to training and involvement in decision-making. That co-operation remains the key now the company has achieved global status is a tribute to both management and employees. At the heart of this continuing process we find the recently appointed Global Chief Shop Steward, Kåre Leira.

"Whatever I have done, wherever I have gone, I have always been a spokesperson for people," says Leira, who helped to create and now chairs both the Norwegian and European Works Councils, and is working hard to found a Global Council. As the representative for more than 11 000 workers on five continents, he is well aware of the responsibility he carries as their voice on the company's board of directors, and his basic principle is unchanged: "the better the communication between management and employees, the greater the growth of the company."

Leira was joined by employee representatives from Australasia, Europe and South America at Norske Skog's CORE 2001 conference – an annual leadership meeting where 100 core managers and employee representatives explore the company's strategy, goals and values. In addition to participating in the CORE programme the employee representatives were discussing the possibility of establishing a Global Council. One of the representatives was Steve Parcell from the Boyer mill in Southern Tasmania.

"If the Global Works Council becomes a reality I believe it has the potential to make Norske Skog a world leader in management-employee relations."

Steve Parsell, Employee Representative

THE RIGHT TO READ AND WRITE

Norske Skog's Follum mill in Norway is helping employees to tackle an 'invisible' problem: reading and writing disabilities. When a retraining programme revealed that some employees had these difficulties, Follum arranged and subsidised an intensive half-year course at an adult education college. Human Resources Manager, Erik Engebretesen, praises the courage of employees like Hans Kåre Solli Reinsli and Morten Pettersen who were among the first of the twenty-plus to rise to the challenge. Engebretesen also emphasises the sensitivity needed in dealing with a problem that affects a surprisingly large minority, who are often labelled as 'under-achievers'.

The learning is now being transferred both within the company and beyond. Norske Skog's Union mill has adopted the programme and some of Follum's neighbouring businesses are following suit.

"The prominent presence of Maori culture at the mill has been a highly positive aspect of my work experience."

Ricki Benson, 24 year-old engineer at Norske Skog Tasman

■ INTO THE COMMUNITY

"There is no general recipe for corporate social responsibility. Our philosophy is to build upon local culture, needs and traditions."

Jan Reinås, President and CEO

In terms of community involvement, social responsibility involves remaining sensitive to the needs of local communities and the impact our operations have upon them. It also means maintaining an open dialogue and responding with local measures. This may take the form of respecting and supporting the rights and cultural heritage of indigenous peoples, as is the case with Norske Skog's Tasman mill in New Zealand, or of taking responsibility for the basic social needs of workers and their families, in the case of Norske Skog Bio Bio, in Chile.

■ TANGATA WHENUA

Norske Skog Tasman was built in 1952, in a traditional area of the Tangata whenua (people of the land), as the New Zealand Maori call themselves. Two Iwi (tribes) were involved in the sale of the site at Kawerau, and today around 43 per cent of the workforce is of Maori descent. The mill has its own council which assists in all Maori matters, particularly those relating to environment and culture. Begun by the mill's previous owners, this successful integration of business and local culture has been continued by Norske Skog. Its impact is echoed in the words of Ricky Benson, a 24-year-old engineer at Tasman; "The prominent presence of Maori culture at the mill has been a highly positive aspect of my work experience."

■ CONCEPCIÓN

Norske Skog Bio Bio is located by its namesake river, in the centre of Concepción. The mill has a long tradition of supporting its workers and the local community, and several generations of the same families work side by side at the mill. Some 80 families live in housing provided by the company, which also runs day-care centres and leisure activities for the children of employees and provides paper for schoolbooks in local schools. In the words of the mill's Human Resources Manager, Fernando Vidal; "We are happy to have an owner that has long-term commitment and cares about the development of its people."

■ FROM STRENGTH TO STRENGTH

Norske Skog Steti in the Czech Republic has gone from strength to strength since it joined the Norske Skog family in 1997. Staff turnover has decreased from 41 per cent to around 6 per cent and the mill has one of the group's best health and safety performance records. Productivity on the PM4 machine has increased by 50 per cent since 1998, whilst its H-Value has levelled out at 0. Stetis success is a prime example of what can be achieved by combining the commitment and motivation of employees with constant investments.

■ THE TOWER OF PISA

Norske Skog's Pisa mill in Brazil has proven to be a tower of strength in terms of its H&S performance. With its health insurance plan and medical assistance programme, a dedicated six-strong Safety Department, and initiatives like an anti-smoking campaign that has helped 50 per cent of the mill's smokers to quit, Pisa not only won Norske Skog's H&S Award for 2001, but was also lauded as one of Brazil's 100 best workplaces by leading Brazilian magazine, Exame. Next step in Pisa's H&S work will be the implementation of an Integrated Management System, in accordance with OSHAS 18001 guidelines for Occupational Health and Safety Management Systems. ■



Union leader Benidito Cardozo and mill manager Jose Afonso Kiehl Noronha at Norske Skog Pisa receive the Norske Skog Health and Safety Prize 2001 from President and CEO Jan Reinås.

Health & Safety

"Our value-set is underpinned with clear and binding global policies. H&S policy is our current priority and we are working actively to improve standards in all our mills."

Jan Reinås, President and CEO

IN TERMS OF HEALTH AND SAFETY (H&S), social responsibility involves the employee's right to a healthy and safe working environment. It entails employer and employee shouldering a common responsibility for avoiding harm to people and plant, undesirable working environments and harmful fires and discharges, and reducing absence due to illness. The goal of Norske Skog's Health and Safety strategy is to create a "zero-injury" mindset – a belief that all accidents are preventable, and an attitude that no injury, sickness or accident is too trivial to address. Our commitment to this goal is demonstrated on three levels. Firstly by campaigns like "Take Care – 24 hours", a program to extend H&S thinking into the home, and the "Behavioural Based Audits" and "Next Step" programs, aimed at influencing behaviour and hence attitudes to H&S. Secondly, by the development of Health and Safety Standards and networks for best practice transfer, and thirdly by our sustained improvement drive.



Norske Skog target 2002
H-value
35
30
25
20
15
10
5
0
0
Albury
Bio Bio
Boyer
Bruck
Follum
Golbey
Parenco
Pisa
Saugbrugs
Skogn
Steti
Tasman
Union
Walsum

■ H-VALUE

The drive to bring the Group's H-Value below five began in 1998, and the number of injuries declined again during 2001 as we continued to set ambitious goals and initiatives for improvement. The overall group target for 2002 is to bring the H-Value below four, while some regions who have already achieved this level have set themselves tougher targets.

The Group's overall H&S performance shows a large variance between individual mills (0–33) and between regions (2.6–7.5), and our aim is to increase the rate of improvement across the Group by leveraging the learning, knowledge and skills between the Regions and the Mills. Norske Skog Health and Safety Standards have been developed to assist with the understanding of these variances and to establish a systematic approach to improving performance. These standards help each mill identify areas of strength and areas for improvement and also provide a mechanism for increased sharing and learning between the mills. To add impetus to this process, all regions have now established health and safety networks, to ensure that improvement efforts are co-ordinated to the best possible effect. ■

FACTS

H&S PERFORMANCE

A measure of personal injuries incurred in the workplace, H-Value is calculated as the average number of lost-time injuries per million hours worked over a 12-month rolling period.

Rolling 12-month H-Value for the Group in 2001 was 5.7 against 6.2 in 2000.

- 7 mills attained a H-Value of less than 4 in 2001
- 1 mill achieved an H-Value of 0 at the end of 2001
- Region Australasia's 2001 H-Value of 2.57 was its best safety performance since measurement began eight years ago. It will continue to roll out its 'Next Step' behavioural-based training program in 2002.
- Region Europe's H&S performance has received an additional challenge, the integration of two new mills with high H-Values, Walsum at 24 and Parenco at 33. It will complete assisted self-assessments at all mills during Q1 2002.

Eco-efficiency

THE LAST YEARS CHANGES IN ECO-EFFICIENCY REFLECT THE COMPANY'S GROWTH AND ACQUISITIONS. NORSKE SKOG EUROPE CAN SHOW A SIGNIFICANT IMPROVEMENT IN ECO-EFFICIENCY SINCE 1997.

IMPROVED ECO-EFFICIENCY can be achieved by reducing environmental impact, optimising the utilisation of raw materials, or by increasing the value of our products. In short, eco-efficiency means creating more value with less resources and discharges.

We have for a long time been using corresponding reporting routines as management tools at our plants. We have done this by relating environment parameters concerning discharges and resource use to amounts produced. Measurements and comparisons have been made both at mill level and for Norske Skog as a whole. Externally, we have published such information by presenting data on key environmental parameters related to the amounts produced at our mills.

In the environment report for 2000 we presented, for the first time, indicators of eco-efficiency by relating environmental impacts to economic results. The trend of eco-efficiency was presented for the areas energy use, release of CO_2 from fossil sources, and discharges of organic material to water (measured as COD). These are parameters which – we believe – cover the most important areas of environmental impact from our type of activity. The trend was shown for paper production in Norske Skog Europe.

In this year's report we have expanded this data to include paper production at all our wholly-owned mills in Europe, Australasia and South America. The results are shown as annual change by per cent, calculated based on the WBCSD's concept for eco-efficiency.

Eco-efficiency – energy consumption (annual change by per cent)



12
10
8
6
4
2
0
-2
-4
1997
1998
1999
2000
2001
Operating revenue/ energy consumption, Total
Operating revenue/ energy consumption, Europe

Eco-efficiency – CO_2 emissions (annual change by per cent)



35
30
25
20
15
10
5
0
-5
1997
1998
1999
2000
2001
Operating revenue/ CO2 emissions, Total
Operating revenue/ CO2 emissions, Europe

Eco-efficiency – COD discharges (annual change by per cent)



120
100
80
60
40
20
0
-20
-40
1997
1998
1999
2000
2001
Operating revenue/ COD discharges, Total
Operating revenue/ COD discharges, Europe

ECO-EFFICIENCY TRENDS – NORSKE SKOG

The diagrams show annual percentage changes in eco-efficiency for the indicators energy use, emissions to air of fossil CO_2 and discharges to water of organic material (COD).

The indicator numbers are based on the ratio between turnover from paper production and the environmental impact of this same production. This calculation covers paper production by Norske Skog Europe for all five years from 1997 to 2001. From 2000, in addition, we have calculated indicators covering the total paper production from the regions Europe, Australasia and South America (total Norske Skog).

Positive percentage changes mean improved eco-efficiency, compared with the previous year, that is, that the ratio between value creation and environmental impact has improved. We create more value with less resources and discharges.

The diagrams show that in 1997 and 1998 all three indicators moved favourably. In 1999, however, there was a slight reversal of the trend. For Norske Skog Europe the trend was again positive in the years 2000 and 2001, but for Norske Skog as a whole we see that the integration of the mills in Australasia and South America, in 2000, pulls down the eco-efficiency figures. For discharges of organic material to water (COD) this has meant that in both 2000 and 2001 there has been a negative trend in the Company's total eco-efficiency.

[**Photo:** Andres Latini]

Environment-related costs

ENVIRONMENT-RELATED COSTS CONSIST OF ENVIRONMENTAL INVESTMENTS AND ENVIRONMENT-RELATED OPERATING COSTS. THE COSTS SHOWN HAVE BEEN COMPILED ACCORDING TO OUR BEST ESTIMATES, AND BASED ON WHAT WE OURSELVES BELIEVE HAS ACCRUED MAINLY IN ORDER TO ACHIEVE ENVIRONMENTAL IMPROVEMENTS.

BY ENVIRONMENTAL INVESTMENTS we mean the cost of building treatment plants, waste handling equipment, noise reduction measures, energy saving, environmental monitoring equipment and environment-related rehabilitation measures.

By environment-related operating costs we mean the cost of chemicals for treatment plants and sludge de-watering, the maintenance of treatment plant equipment, wages to personnel concerned with the environment and operators at treatment plants, environment-related tests and studies, environment-related fees and taxes, and the operation and maintenance of waste deposits.

In 2001 NOK 70 million was invested in environmental measures at Norske Skog's wholly-owned mills in Europe, Australasia and South America. The largest investments were the upgrade and capacity expansion of the biofuel incineration plant at Norske Skog Skogn, and the upgrade of the de-watering plant at Norske Skog Tasman. Each of these projects cost just over NOK 10 million.

Environment-related operating costs amounted to NOK 194 million in 2001. Of this, chemicals for treatment plants and sludge de-watering accounted for the largest part of the total – 35 per cent.

In the table showing environment-related investments only the cost side appears. Many of the investments concerned will, however, also yield savings – for example:

- **Energy-saving ⇨ Reduced energy costs**
- **Water treatment and sludge de-watering ⇨ Produces biofuel which replaces use of other energy sources**
- **Incineration of biofuel ⇨ Reduced costs of other types of energy and landfill costs**

We believe that our investments in a favourable environmental profile will benefit us in the market. Norske Skog wishes to be competitive in the most discriminating markets. We are convinced that a proactive environmental attitude will help Norske Skog to attain this goal.

Environment-related operating costs, broken down by type of costs, year 2001


Other 26%
Taxes 4%
Maintenance 15%
Wages 20%
Chemicals 35%

Environmental investments (NOK million)


80
70
60
50
40
30
20
10
0
2000
2001
Norske Skog South-America
Norske Skog Australasia
Norske Skog Europe

Environment-related operating costs (NOK million)


200
150
100
50
0
2000
2001

Responsibility, routines and reporting

THERE IS A CLEAR DISTINCTION BETWEEN OPERATIVE RESPONSIBILITY AND RESPONSIBILITY FOR STRATEGY AND FOLLOW-UP ON THE ENVIRONMENTAL SIDE, IN NORSKE SKOG. OPERATIVE RESPONSIBILITY FOR THE ENVIRONMENT, AND THE PRACTICAL FOLLOW-UP OF THE GROUP'S ENVIRONMENTAL POLICY, FOLLOW THE OPERATIVE LINE.

NORSKE SKOG HAS organised its activity on three levels: corporate, region and mill. The levels cooperate as rationally and practically as possible, and share tasks, areas of responsibility and reporting routines in the most suitable manner. Environmental awareness and environmental efforts thus find their expression and affect day-to-day operation, creating guidelines as to how things should be done.

■ CORPORATE

Norske Skog's CEO has the overall responsibility for the Company's results, and that also includes issues connected with the Group's environmental performance. A department (Corporate Environment) is tasked with developing and maintaining global environmental policy, and drawing up strategic environmental targets. The department checks that regions and mills define their individual environmental goals, and that they meet these goals. The same applies to support functions such as procurement and logistics.

Strategic and policy initiatives which are of importance to the whole Group are placed on the agenda and co-ordinated in its Global Environmental Forum.

The Forum contains representatives from all regions, and is headed by the Vice President Corporate Environment. It has an advisory role in relation to Corporate Environment, and supports the implementation of environmental policy.

■ REGION

Norske Skog's regional presidents have executive authority in environmental questions which affect the activities in their respective regions. Regionally appointed environmental coordinators have the task of carrying out global environmental initiatives so that the regional and local priorities conform with the Group's overall goals and policy.

■ MILL

The greater part of Norske Skog's environmental work takes place, naturally enough, in the mills. Each mill manager bears the responsibility for seeing that environmental considerations are taken into account, while the operational environmental responsibility is shared out to departmental heads and from them to each individual employee. Many mills have an environmental officer who is responsible for reporting, public affairs and media information, checking and planning for the mill manager.

■ REPORTING

The report that is most important to external stakeholders is the annual environmental report. Norske Skog has been publishing annual environmental reports ever since 1991, as a supplement to the ordinary annual report.

Most of our mills also publish their own environmental reports, aimed more at the local community. Mills that are registered in the European EMAS system are obliged to issue such reports. In addition Norske Skog Europe Wood publishes its own annual environmental report concerning forest-related conditions in Europe.

At the local or national level, details of discharges, resource use and other measurable factors are reported to the authorities in accordance with current regulations. At Group level in Norske Skog, the mills report every quarter to Corporate Environment, which collates the information concerning trends and challenges in an internal report to the Board and Corporate Management. ■







The larger part of Norske Skog's environmental work takes place, naturally enough, in the mills.

From Rio to Johannesburg – and beyond

LATER THIS YEAR GOVERNMENTS, NON-GOVERNMENTAL ORGANISATIONS, INTERNATIONAL AGENCIES AND THE PRIVATE SECTOR WILL GATHER IN JOHANNESBURG FOR THE WORLD SUMMIT ON SUSTAINABLE DEVELOPMENT – TEN YEARS AFTER RIO.

I HAD THE PRIVILEGE TO CHAIR THE WORLD COMMISSION on Environment and Development. We worked for several years, studying causes and effects, listening, deliberating and producing the report known as *"Our Common Future"* in 1987. Although I am not totally unbiased, I believe it did move the world more than an inch forward.

The Commission proposed Rio, and Rio took place as the world's biggest international conference ever. Although some left Rio with disappointment, a lot happened there. Rio was a giant leap forward, measured in the knowledge increase and in the number of people involved. That learning process has continued ever since.

"Our challenge today is the same as it was at Rio: It is to organise our knowledge, our tremendous scientific and technological potential, and to address the survival issues of our times."

Despite this progress the needed change is too slow and too narrow. Our challenge today is the same as it was at Rio: It is to organise our knowledge, our tremendous scientific and technological potential, and to address the survival issues of our times.

The planet and its environment are complex mechanisms. But our knowledge is sufficient to realise a lot of what is needed and what must be avoided. The question mark remains if we have the political ability to organise and to change what we need to change.

Change too is complex. It will not come by wishes and dreams alone. We have learned from the past that change towards sustainable development requires concrete targets, careful elaboration of how to get there and a solid understanding of what it will require from all stakeholders.

Inspired by this approach we have achieved a lot over the past two decades. We have seen new glob-



Gro Harlem Brundtland is Director General in World Health Organization (WHO).

al conventions; reduced pollution in many countries and a keen awareness about the value and importance of sound environmental policies. And we have seen people, and especially young people, coming on board.

But let us also face up to some less welcome facts. As the years go by, climate change, reduced biodiversity, desertification, air pollution and water depletion remain cancerous threats to the future. Although a number of countries are ready to start implementing the Climate Convention, the envisaged measures are not yet sufficient to prevent significant changes in climate and sea levels.

There is no time for complacency. There is an urgent need for continued and increased mobilisation.

In this change process industry is key. Since the publication of "Our Common Future", and in the years that followed Rio, industry has taken a broader interest in the challenges that confront us. The overall lesson is clear: Those who opt for change are seizing an opportunity to succeed in technological perfection and enhanced performance in competitive markets.

The message of Our Common Future – reiterated at Rio – was the crucial link between environment and development. We called for a new era of economic growth – equitable growth that is forceful and at the same time socially and environmentally sustainable. What matters is the quality of growth, both in terms of promoting growth that benefit the poor and in terms of reducing the impact on the environment.

Business will have an important role and responsibility in promoting and sustaining this growth process. Industry must play a pivotal role in making further technological advances and by helping to curb the use of non-renewable fuels, in reducing the generation of wastes, in reducing transboundary pollution, and in helping to minimise global environmental change.

"As long as people are suffering from ill-health they will remain poor. And as long as people are poor they will continue to suffer from ill-health."

"Populations have a right to lift themselves out of poverty. The developed world cannot pull up the ladder and say: sorry – we filled the waste baskets – there is no room left for you. We need to draw the consequences of global inter dependence."



Burden-sharing is key. Industrialised countries must show their share of solidarity, by increasing the general level of development assistance and by opening their markets to products from developing countries.

Populations have a right to lift themselves out of poverty. The developed world cannot pull up the ladder and say: sorry – we filled the waste baskets – there is no room left for you. We need to draw the consequences of global inter dependence. When half of the world population lives in poverty, there is no global security. The quest for development and the fight against poverty are not challenges only for the poor. They are challenges for all of us.

As the Director-General of the World Health Organisation for the last four years, my focus has been on global health. This has not been a change of focus, rather to the contrary. People are at the centre of attention for sustainable development, and health is at the centre of human development and prosperity. I will go to Johannesburg with a global health message meant to underpin and strengthen our evidence and resolve to deliver on the objectives we agreed at Rio.

At the times of Rio many saw health as a mere issue of delivering a special kind of services. This is beginning to change. Today we are discovering the key role of health in promoting human development, in lifting populations out of poverty and thus saving the environment for future generations.

The approach of the World Commission on Environment and Development was to link firm evidence with a clarion call for action. Our findings helped change the course of development because the arguments succeeded in reaching finance ministers and Heads of State. They then became engaged in the developmental consequences of environmental policies.

At the World Health Organisation I have wanted to apply the same approach. You cannot make real changes in society unless the economic dimension of an issue is fully understood. I firmly believe that this is how the environment moved from being a cause for the convinced and marginal greens to an issue for real attention by major players throughout society.

In 1999 I asked leading economists from around to world to come together and consider the links between health and economic development. I wanted them to challenge old dogmas on health and development.

For too many years, investments in health were seen by many economists as an add-on that developing countries could only afford after having reached a middle-income level. I was convinced this was wrong: you need a two-pillar approach. A healthy population is a prerequisite for growth as much as a result of it.

The Commission on Macroeconomics and Health, chaired by Professor Jeffrey Sachs of Harvard University, presented its findings to me in December 2001. This Report is a turning point – for health and for sustainable development. It is not just another plea for more resources in one sector. The Commission is arguing for a comprehensive, global approach to sustainable development: with concrete goals and specific time-frames.

At the UN Millennium Summit two years ago, the leaders of the world agreed on concrete goals for halving the number of people living in extreme poverty by 2015. It is essential that we succeed. "Poverty is the greatest polluter", said Indira Ghandi. She did not blame the poor. She pointed to the obvious: As long as people are poor the immediate issue is survival and caring for the future is a luxury.

We can take this observation one step further:

FACTS

RIO+10

The World Summit on Sustainable Development (also known as Rio + 10), is a summit gathering in August/September 2002 in Johannesburg, South Africa. Tens of thousands of participants, including heads of State and Government, national delegates and leaders from NGO's, businesses and other major groups will gather to share their commitment to make sustainable development a global reality.



Photo: Morten Ryen

As long as people are suffering from ill-health they will remain poor. And as long as people are poor they will continue to suffer from ill-health.

We now have the knowledge to break this vicious circle and help people escape the poverty trap. The proposed investments in health involve well-tried interventions that are known to work. They can be measured both in terms of the disease burden and health system performance. The emphasis, throughout, is one that industry should be familiar with: it is question of investing money where it makes a difference.

And here are the good news: We know that bold decisions now will have a major pay-off. Better and wiser investments in health, in national health systems as well as in the workplace, could yield not just many millions of saved lives. It could also yield huge economic returns.

Poverty is a roadblock to human development as it is a roadblock to business. Among the 3 billion poor people in the world there is a vast potential for improved lives, as there is a vast potential for new markets.

"The planet and its environment are complex mechanisms. But our knowledge is sufficient to realise a lot of what is needed and what must be avoided."

We will revisit the Rio pledges at Johannesburg. There is still a long way to go. But our knowledge is broader. We know even more about the environmental needs and requirements. And we know how concrete measures against HIV/AIDS, tuberculosis, malaria and other diseases of the poor can make a dramatic difference in the fight against poverty and thus strengthen our hand towards more sustainable development.

From Rio to Johannesburg, a broader agenda for human development is coming together. We are addressing the survival issues of our times. It is my hope that industry will be fully on board as we move forward. ■

[**Text:** Kevin Reeder]
[**Photo:** Sarah Beadel and Rune Andersen]

East Valley Wetlands seen towards the mill and Mt. Putauaki.



Balancing nature and paper

BALANCING THE ENVIRONMENTAL IMPACT OF A MODERN PAPER MILL WITH A FRAGILE ECOLOGY AND AN AREA OF NATURAL BEAUTY IS NO EASY TASK. BUT NORSKE SKOG'S TASMAN MILL AT KAWERAU IN THE BAY OF PLENTY, NEW ZEALAND, IS WELL ON ITS WAY.

WITH AN ANNUAL PRODUCTION of over 400 000 tonnes, Norske Skog Tasman supplies all of New Zealand's newsprint and telephone directory requirements and also provides around 30 percent of Australia's newsprint needs. With its successful Wetland Restoration Project however, the mill is making news of a different kind. Begun in 1998 as a major site restoration initiative for the mill's wastewater treatment ponds near Kawerau, the project is now playing a part in re-establishing the region's natural biodiversity and preserving the few remnants of its once-extensive wetlands.

OUT OF BALANCE

The wetland site, five km north of the Kawerau mill, originally featured a natural lake, Lake Rotoroa, and associated wetlands. The lake was replaced by the mill's network of wastewater treatment ponds and the site has also been used for sludge disposal and as a solid waste landfill. The resulting changes to the landscape and loss of the site's natural character are also reflected in the surrounding region, which has also been heavily modified by human activity with the loss of indigenous ecosystems.

Despite these changes, the site was still home to water birds and other wildlife, and the proximity of the Tarawera River and the Tamurenui Wildlife Reserve provided links to healthy eco-systems and remaining wetlands. It was Tasman's Don Johnston,







Local worker planting the first plants in the East Valley Wetlands site.

Dabchick, a nationally endangered water bird, is now breeding in the wetlands, a site where they had not previously been recorded.

Part of the area as it looks two years after planting.

Auxiliary Services Manager and nature lover, that started the process of realising the site's potential in 1998, "The original vision was to create a park like area and yet still maintain the use of the area for wastewater treatment. This was later changed with the focus more on recreating the natural areas that were present before the treatment ponds were built."

■ TOWARDS BALANCE

Johnston's idea was adopted by the Tasman Environment Team as a natural part of the mill's environmental commitment. As Tasman's Environmental Manager Robert Donald says, "This is our way of putting something back into the environment which sustains our business. Undertaking projects like these is part of being a responsible member of the community."

Local ecological experts Wildland Consultants were then brought in to help create a long-term vision and coherent restoration plan for the area. The resulting plan was three-fold and ambitious: restore the network of wetlands and margins linking the site to other natural areas to provide a habitat for indigenous plants and fauna, particularly water birds; allow the continued sustainable use of the site for wastewater treatment; allow and promote recreation to the extent allowed by the site's ecology and industrial usage, and implement educational use of the project.

As the area's traditional caretakers, local Maori have been actively involved in the planting and development work, with local elder Arapeta Te Rire blessing the site and planting the first tree. Approximately 40 percent of Tasman's workforce are of Maori descent. "The area was used by local Maori for germinating sweet potato and for catching eels. The bubbling pools and small geysers also made it a favourite recreational area. It also contains many archaeological sites of great significance to the local Maori people", says Communications Manager Chris Marjoribanks.

Surveys of the site and surrounding landscape's natural vegetation and habitats, and site preparation began in 1998. By July 1999, four hectares alongside the Tarawera River were planted with around 13 000 native plants and the existing pine belt replaced with native tree species. The treatment ponds area was then planted with around 72 000 plants in 2001 and site preparation for areas to be planted up to 2005 is well under way.

■ BALANCED RESULTS

The plantings, which included species that are locally and nationally endangered, are now well established and have dramatically improved the appearance of both areas. Thirty-one photo-points and nine permanent vegetation plots monitoring the restoration of vegetation and habitats at the site and monthly wildlife surveys are showing that the diversity of wildlife has increased following initial restoration works and indigenous plant species are regenerating naturally. Monthly bird surveys have revealed that the Dabchick, a nationally endangered water bird, is now breeding in the wetlands, a site where they had not previously been recorded.

According to Director of Wildland Consultants, Sarah Beadel, "Norske Skog has shown a high level of commitment to improving the environment with this project. They have led the way on a local and national basis." That the Wetlands Project has won significant regional and national awards and become a catalyst for other ecological restoration initiatives near Kawerau also clearly shows its importance. That Norske Skog understands the importance of its role as environmental steward is equally clear.

"We rely heavily on natural resources as an industry, so it is in our interests to maintain environmental standards that support sustainable development of the environment. Ultimately, how we regard the environment will determine our success or failure as a company", says Tasman's Environmental Manager Robert Donald. ■

[**Photo:** *megapix.no*]


Forest certification:

Promotes sustainable forestry

FOREST CERTIFICATION IS A MARKETING TOOL FOR THE FOREST OWNER AND INDUSTRY. IT CAN HELP SECURE SALES FOR THE FOREST OWNER, CUSTOMER PREFERENCE FOR SUPPLIERS AND CONSUMER CONFIDENCE FOR THE PRODUCTS.

FIRST AND FOREMOST, HOWEVER, forest certification is an important means of making forestry sustainable. The concept of sustainability means that economic, environmental and social values are taken.

Through certification in general by an independent third party, the customer can be satisfied that the product really possesses the characteristics it claims to have. There are several varieties of certification. A forest certificate is not a product certificate that guarantees all qualities of paper or wood.

Nor is it a management system certificate which shows that procedures and processes are in place. The forest certificate shows that the raw material comes from areas in which the forest manager takes account of clearly defined environmental standards in all his activity. The standards required shall be high, and may come in addition to public laws and regulations. The certificate may thus show that the forest manager does more to care for natural assets than the law demands. The environmental standards shall be broadly accepted among the interested parties. There is global agreement on the following basic requirements for forest certification:

- The forest manager shall commit himself to operate environment-friendly forestry.
- Forest management shall be checked in relation to specific standards for forest operation, which follow internationally recognised principles and criteria. All public laws and regulations must be complied with.
- The standards shall be developed with the participation of relevant interest groups.
- The certificate shall be issued by, and continuously followed up by, an independent third party.
- Certification shall be voluntary and available to all types of forest and owner groups.
- Certification shall be built on openness.

Credibility is achieved when forestry is certified in accordance with recognised certification systems. It is, however, a long way from the certified forest to the point of sale. Consequently, the wood must be followed through the production processes right up to the finished product. A separate traceability certificate ensures control at all stages.

■ ENVIRONMENT-FRIENDLY FORESTRY

During the 1990's extensive efforts were made, throughout the world, to define environment-friendly and sustainable forestry. What this entails, within a specific area, shall be defined according to national or regional standards. Interested parties throughout the world have arrived at largely similar principles and criteria for national/regional standards. The primary principles for sustainable forestry thus involve measures to:

- Conserve/restore the forest's biodiversity
- Safeguard the health and vitality of the forest's ecosystem
- Develop the forest's economic resources
- Safeguard the forest's productivity
- Conserve/restore the forest's protective functions
- Safeguard the forest's social functions

■ OBLIGATIONS

The holder of a forestry certificate must undertake to follow all the provisions in the standard that applies to the area where the forest is located. A basic requirement of every certificate is that the holder/manager complies with all relevant laws, regulations and orders from the authorities.

■ PARTICIPATION

Standards shall be laid down in close cooperation between relevant interest groups. Important groups are forest owners, forest workers, wood buyers, local and native people, hunting and outdoor recreation organisations, and environmental organisations. As far as possible, standards shall be arrived at through consensus. Public authorities should also participate in this task, in order to see that laws and regulations are taken into account, as should scientific experts, to safeguard the standards' professional basis.

■ INDEPENDENT THIRD PARTY

An independent third party with access to competence regarding the relevant use of the forest shall judge the owner's activity in relation to these standards. The definition of independent is that the certifying body is without business interests in the forest being certified. Its competence is documented by a recognised approval, an accreditation.

■ AVAILABILITY FOR ALL

It shall be possible to certify all types of forest, regardless of their origin or ownership. There shall be certification systems which make it possible to certify both small and large properties without incurring unreasonable costs. The individual forest owner/manager shall himself be able to choose whether he wishes to certify his forest.

■ OPENNESS

Any interested person shall be able to obtain relevant information about the certified forest, in order to be able to ascertain whether standards are being adhered to.

■ ENVIRONMENTAL LABELLING

An environmental label is a symbol or logo used directly on the product. The aim of environmental labelling is to show in a simple manner that environmental aspects have been considered during production, and that this can be documented. There are many environmental labels, but not all fulfill documentation requirements. Environmental labelling is primarily suitable for use on products sold directly to the end-user. Logos from certification systems on forest industry products must not be confused with environmental labels which cover an entire life cycle. Such logos apply only to that part of the production chain where the raw material is involved. ■



PEFC (Pan European Forest Certification) is an international umbrella organisation promoting independent third party certification of sustainable forestry in accordance to national standards based on criteria from the Pan-European Ministeral Conferences and with stakeholder participation.

FSC (Forest Stewardship Council) is an international organisation promoting use of forest resources without harming the environment. FSC has developed its own principles on sustainable forestry and on stakeholder participation as basis for independent third party certification.

[**Photo:** Linda Cartridge]



Family forestry

– caring for the forest

I FEEL A GREAT CLOSENESS TO, AND CONCERN FOR, THE FOREST THAT I HAVE INHERITED, AND I WANT TO PASS IT ON TO THE NEXT GENERATION IN EVEN BETTER CONDITION THAN IT CAME TO ME. IN MANY WAYS, I HAVE THIS PROPERTY ONLY "ON LOAN".

The forest has belonged to our family since 1768.

These feelings about one's own forest are something that I have in common with the over 12 million family forest owners in Europe. Care for the forest is deeply rooted in us, and we operate on a small scale! The average size of family-owned forests in Europe is only 5 hectares.

In recent years we forest owners have become even more aware of the forest's multifunctional role. At the same time, we realise that in our part of the world, investment in forestry is investment for a century. Changes must, therefore, be built on a scientific foundation.

New knowledge has brought new understanding. A comprehensive process in Norway managed to secure agreement among all affected interest groups as to how the forest should be operated, in order to achieve a balance between commercial, social and ecological considerations. This consensus took the form of "Living Forest's" standards for sustainable Norwegian forestry.

I believe that we have followed up these standards faithfully, but that needs to be documented by an independent third party. Consequently we have consented to certification, as a way of achieving this.

A few years ago, most forest owners in Europe were afraid that family forestry would be squeezed in the certification process. This was why Pan-European Forestry Certification (PEFC) was created. It offers a framework for third party, independent certification, with solutions that also take account of the needs of family forestry. Today, as a result, all forest owner associations in Norway are certified in accordance with PEFC rules.



Ragnhild Strøm Prestvik
Private Forest Owner

Worldwatch Institute

and forest certification

LARGE PARTS OF THE EARTH'S FORESTS ARE THREATENED BY DEFORESTATION, DUE TO HARVESTING, CLEARING FOR PASTURES AND ARABLE FARMING, FOREST FIRES, ROAD BUILDING AND MINING.

These threats have accelerated during the past few decades, and it applies first and foremost to tropical forests. A recent FAO report shows increasing annual deforestation in the tropical belt.

This trend has serious negative consequences for the environment, both locally and globally, not least with regard to the greenhouse effect. At the same time, the earth is being drained of its biodiversity, since a majority of the world's species are dependent on forests. The world's most powerful countries, the G8 Group, decided recently to make a joint effort to stop illegal logging.

Also forestry as an industry is contributing, in many places, to the impoverishment of forest biodiversity through intensive forest management. All these factors have made forest certification an important, global tool for ensuring sustainable forest management.

Forest certification is the only reliable system that can ensure that raw materials for forest-based products come from forests managed in such a way that their natural basis is not impoverished and that the needs of the population are met in an ecological and commercially viable manner. Forest certification gives customers and consumers great influence – an influence that reflects the steadily increasing world consumption of wood based products.

There is agreement on the importance of certification, but disagreement on certification models. The international model of the Forest Stewardship Council (FSC certification) represents confidence-building to a greater extent than local models. This is the main reason why I recommend FSC certification.



Øystein Dahle
Board Chairman
Worldwatch Institute



IKEA



Credibility and environment

THE DISTRIBUTION THROUGHOUT THE WORLD OF MORE THAN 115 MILLION CATALOGUES CAN – IF IT IS NOT DONE THE RIGHT WAY – HAVE MAJOR CONSEQUENCES.

It is important, therefore that every effort should be made, to keep the impact on the environment to a minimum. In its furniture production, IKEA has always sought to extract as much as possible from the raw materials it uses. To avoid transporting air, flat packaging is used, and to extract as much as possible from raw materials, smart solutions are employed to increase the degree of utilisation and in that way minimise the waste. In the production of catalogues, the same principles are applied. We use paper that utilises as much as possible of the wood from which it is made. It is important to IKEA that forest resources are used in a sustainable way, so that we also in the future shall be able to issue catalogues in large print runs. Consequently, we are very keen to see a common certification system for the paper raw material. What the system is called is less important. We would welcome all certification systems coming together, since the purpose they serve is more important than politics.

On the catalogue side, we have in recent years conducted surveys of our suppliers, to ascertain how they handle environmental issues. The results show that we are well placed in relation to official requirements. This shows us where we stand, and enables us to set ourselves even higher goals.

By continuing on this road, taking care of the nature, we will form credibility also for our catalogue.



Ingemar Stedt
Adm Manager
Catalogue Procurement
IKEA

Norske Skog

encourage forest certification

NORSKE SKOG'S POLICY OF PROMOTING FOREST CERTIFICATION IS ROOTED IN THE COMPANY'S STRATEGY FOR SUSTAINABLE DEVELOPMENT OF THE ENVIRONMENT AND NATURAL RESOURCES.

Many groups take an interest in forest certification. We are pleased that representatives from the forest owners, the environmental organisations and the customers are sharing their views on these two pages.

The forests that we own ourselves supply only an insignificant part of the wood that we use in our mills. We do not own sawmills, either. We are buying our wood and sawmill chips from others. Certification is one way to document credibly and objectively that the wood has the required environmental quality and that forestry practices ensure sustainable management. We can document the same to our customers and interested parties.

It is important to notice that it is the forest owner's activity which is certified, and the task on our part is to evaluate and judge their choice of certification systems in relation to certification principles and our purposes.

Norske Skog is of the opinion that mutual recognition between certification systems that are qualified offers advantages to consumers and business, and will benefit world forests. While supporting development towards this, we must adhere to our policy in our daily work and address the business environment in an appropriate way.

Among the large systems in existence we can mention FSC and PEFC as two which have special relevance for Norske Skog. Both strive for sustainable forest management and we accept both for our purposes today.



Thor H. Lobben
Vice President
Corporate Environment
Norske Skog

[**Text:** Peter Sligh and Rune Andersen]
[**Photo:** Jens Sølvberg]

The climate challenge

HUMAN ACTIVITY HAS LED TO AN ACCELERATING INCREASE IN GREENHOUSE GASES IN THE ATMOSPHERE DURING THE PAST FEW DECADES. THE MOST IMPORTANT CAUSE IS THE EMISSION OF CARBON DIOXIDE(CO_2) FROM FOSSIL FUEL. THE CO_2 CONCENTRATION IN THE ATMOSPHERE TODAY IS THE HIGHEST FOR 160 000 YEARS.



CLIMATE CHANGE IS A global subject that affects us all. Among scientists there is little disagreement that the growing concentration of climate gases in the earth's atmosphere has a negative effect on climate stability. It would therefore appear to be necessary that the global community should seek – at a minimum – to stabilise the level of climate gases in the atmosphere.

INTERNATIONAL CO-OPERATION

The first steps towards tackling the problem were taken in 1992, when a number of countries signed the Convention on Climate Change, under the auspices of the United Nations. The goal was to stabilise emissions of climate gases at the 1990 level by the year 2000. It soon became evident that this goal would be difficult to attain, and further efforts then led to the Kyoto protocol in 1997, in which most industrial countries committed themselves to specific reduction targets. Together it was agreed to cut emissions of greenhouse gases by five per cent, from the total level which the countries involved had in 1990, but with individual goals for the different countries. These goals are to be achieved by the period 2008–2012.

The Kyoto protocol must be seen as a first step towards reducing the climate threat. The protocol has weaknesses – among others, the fact that it includes only industrial countries. This is seen by many people as representing a risk – in that the reductions may be offset by increases in emissions in the countries which have not committed themselves.

The process of finalising the Kyoto protocol and putting it into effect has been long and complicated. Several times, the whole process has been in danger of breaking down. Many of the decisive details were not finally worked out until the conference at Marrakesh, in Morocco, in November 2001.

For the protocol to take effect, it must be ratified by at least 55 countries, which – in turn – must be responsible for at least 55 per cent of the emissions covered by the protocol. Although it now seems clear that the US will not ratify, it is expected that a sufficient number of countries will do so during 2002.

GLOBAL CHALLENGE

Implementing the Kyoto protocol will entail significant challenges for global business and international trade. To be prepared, Norske Skog has followed the process towards a global climate agreement. We have also involved ourselves in national processes. Norske Skog supports international climate efforts, and at the same time is concerned that framework conditions should be set in such a way that our mills' competitiveness is not weakened.

NORSKE SKOG'S CHALLENGES

Norske Skog's sources of climate gas emissions are primarily connected with the use of fossil fuels in its mills and to some extent through the release of methane gas from the landfills. In addition, we contribute indirectly through transport and through the use of electricity generated from fossil fuels. Norske Skog is aware of these circumstances and is making active efforts to reduce their impact.

The pulp and paper industry is dependent on supplies of wood from sustainable forestry. As long as the wood harvest is less than the regrowth in the forest, wood use will not contribute to the greenhouse effect. But if the harvest is larger than the growth, it will have an impact. The latter is the case in some tropical countries, where large areas of forest have been burned away or otherwise cleared to make land available for food production. Norske Skog has no activities in such areas. Wood from these areas is, moreover, unsuitable for making paper.

INCREASED USE OF BIOFUEL

At Norske Skog we are concerned to make the maximum use of our raw materials. Paper production are energy-intensive processes and we have long worked to utilise that part of the wood not used in the product, as a source of energy in the process. At many mills, during the past few years, we have reduced consumption of fossil fuels by making increased use of production waste as biofuel. Such waste includes bark, sludge from treatment plants and other organic production waste. Biofuel is climate neutral and will, when it replaces fossil fuels, contribute positively to reducing climate gas emissions.

Norske Skog has also made an analysis of the threats and opportunities which the climate agreement may entail. This work will be continued, and shall enable the organisation to have the knowledge needed to tackle these new challenges and opportunities in a professional and efficient manner.

FACTS

NORSKE SKOG

has for several years been mapping its climate gas emissions. In 2001, emissions of CO_2 from fossil fuel incineration at our mills totalled 1,850,000 tonnes. In the countries in which we are active, our emissions account for 0.1–0.3 per cent of these countries' total emissions.

[Illustration: Gazette]

Process and





Raw materials

Transport

Process



CONSUMPTION OF RAW MATERIALS		ENERGY		DISCHARGE TO WATER	
Roundwood	5 000 000 m³	Electricity	9 100 GWh	Process water	94 mill m³
Sawmill chips	1 300 000 m³	Heat	6 300 GWh	COD	47 600 tonnes
Recovered paper	950 000 tonnes			SS	7 500 tonnes
Purchased pulp	200 000 tonnes			Phosphorous	50 tonnes *
Inorganic fillers	350 000 tonnes				

** excl Norske Skog Boyer and Norske Skog Tasman*

main figures


Transport
Products

EMISSION TO AIR		WASTE		PRODUCTS	
CO_2	590 000 tonnes	Sludge	615 000 tonnes	Newsprint grades	2 859 000 tonnes
SO_2	800 tonnes	Bark	235 000 tonnes	Magazine paper	847 000 tonnes
		Ash	140 000 tonnes	Pulp	90 000 tonnes
		Other	55 000 tonnes		
		Hazardous waste	700 tonnes		

Products
and productions

NEWSPAPERS, MAGAZINES, POCKET BOOKS AND CATALOGUES. THEIR STARTING POINT IS THE SAME: WOOD-CONTAINING PUBLICATION PAPER.



WOOD-CONTAINING PUBLICATION PAPER is Norske Skog's core area. If we include our stakes in partly-owned companies, we have a total newsprint production capacity of about 4.5 million tonnes. This covers about 13 per cent of the world market, and makes us the world's second largest newsprint supplier. In addition we have magazine paper production capacity of about 1.5 million tonnes, as well as capacities for various grades of special paper for use in – for example – books and catalogues. At two of the partly-owned mills in Canada some market pulp is also produced.

Newsprint is printed direct from rolls in large, fast printing presses. Their high speed subjects the thin paper (1/7 mm) to great strains. This makes great demands on the entire paper production process, from raw material to finished paper, in order to prevent paper breaks in the printing press. A modern paper machine can truly be called high-technology equipment.

DIFFERENT PRODUCTS – DIFFERENT PAPER

The choice of paper grade will primarily be determined by what the final product is to be, but also by the type of printing method to be used. There are different ways of giving the paper the desired characteristics. The pulp can be mixed with fillers, or bleached – or the surface of the paper can be treated. Adding fillers or bleaching makes the paper brighter and consequently better to read (text) or look at (pictures). For week-end magazines and advertising material it is customary to use grades which are better than standard newsprint.

COATED OR UNCOATED?

Magazine paper is divided into two main types: uncoated and coated. Uncoated magazine paper is made by adding finely powdered clay and running the paper through a supercalander which acts like a steam iron, making the paper flat and smooth. Uncoated paper, usually called SC paper, is suitable – for example – for catalogues and magazines.

Coated paper has been given a layer of coating material – normally clay with high quality and brightness. This layer gives the paper an even smoother and glossier surface, that makes is suitable for more upmarket magazines.

NEW PAPER "ON PAPER"

Research is constantly in progress into ways of making paper with new and improved characteristics. Norske Skog has its own research and development department which works on this.

Paper Profile – Environmental declaration

In 2001 Norske Skog participated – together with other major paper manufacturers – in introducing an environmental declaration for paper products, called Paper Profile. The declaration contains information about important environmental issues relating to paper products. The information is presented in a standardised format which makes it simple for paper buyers to locate relevant information. Paper Profile is primarily a communications tool for use between paper manufacturers and their customers.

Paper Profile covers a broad range of environmental parameters connected with the production of pulp and paper. This includes the use of raw materials, discharges to air and water, waste production and energy use. In addition it also includes information about the origin of the wood used, and the type of certified environmental management system employed.

The companies involved wish to stress that the development of Paper Profile shall be an open process. Continuous efforts will be made to further develop and adapt the concept, and this development will to a large extent take account of paper buyers' need for environmental information.



The major structural changes in the forest and paper sector during recent years have strengthened the international and global character of the paper industry and its market. Paper Profile is the first environmental declaration for paper products that can be used in all markets.

Even if Paper Profile is being launched as a new communications tool, the development started several years ago. Collection of data and comparison of information in the declaration form is based on a carefully adapted practice which has been shown to work well, during the development period.

Transport of products in Europe

In January 1999, Norske Skog Europe established Norske Skog Logistics NV (NSL) in Belgium in order to provide a centralised cost effective distribution system for the delivery of all paper products manufactured at its mills located throughout Europe.

Since its formation, NSL has engaged in playing a full and active role in Norske Skog's commitment to support sustainable development. In order to achieve this, NSL seeks to identify the most beneficial combination of the various modes of transport available today.

In 2001 NSL was responsible for the movement of more than 2.5 million tonnes of products from mills located in Norway, France, Austria and the Czech Republic. Throughout the year NSL has undertaken a major review of the existing methods and systems employed, with the original aim to establish new environmentally friendly solutions. This review culminated in the initiation of a number of projects, which are aimed at reducing Norske Skog's dependence on road haulage – a major source of CO_2 and particle emissions. Across mainland Europe NSL is developing rail and intermodal links from our mills to regional distribution centers (RDC'S) located close to our customers on the European mainland. In addition, where road haulage is utilised to complete the final leg in the logistics chain, NSL is working with its vendors to maximise the truck payloads, thus reducing the number vehicles and distances travelled on Europe's overcrowded road networks. NSL endeavours to select those hauliers who are willing to embrace the latest engine low emission technology.

An existing specialized fleet of vessels, running on Low Sulfur oil carries more than 50 percent of Norske Skog's deliveries from Norway. It is well proven that ocean transport is environmentally efficient method for moving cargo over long distances. Therefore the next challenge facing NSL is to look and identify better and more effective vessels which will deliver Norske Skog's products whilst reducing still further, the impact on the environment.

Choice of transport method reflects different regional conditions connected with the mills' location, local infrastructure and established patterns of transport. In 2001 the proportions were, respectively, 37 per cent by road, 26 per cent by rail and 37 per cent by sea as an average for the whole Group.



100
80
60
40
20
0
Europe
Australasia
South-America
Total
Sea
Rail
Road



PRODUCTION IN 2001, including our stakes in partly-owned companies (1 000 tonnes)

Product	Total	Europe	Australasia	South-America	North-America	Asia
Newsprint grades	3 898	1 770	817	314	529	468
Magazine paper (LWC & SC)	877	847	0	0	30	0
Pulp	616	0	90	0	526	0

Recycling

more than most

RECOVERED PAPER IS AN IMPORTANT RAW MATERIAL SOURCE FOR NORSKE SKOG. IN THE YEAR 2001 WE USED APPROXIMATELY 950 000 TONNES OF RECOVERED PAPER AS RAW MATERIAL IN OUR WHOLLY OWNED MILLS. IF WE INCLUDE OUR STAKES IN PARTLY-OWNED COMPANIES TOTAL CONSUMPTION IN 2001 WAS ALMOST 1.7 MILLION TONNES. THIS MAKES THE GROUP ONE OF THE WORLD'S LARGEST USERS OF RECOVERED PAPER IN NEWSPRINT PRODUCTION.

PAPER RECOVERY HAS BECOME INCREASINGLY important. Recovered paper is today as important as raw material in newsprint production as wood. In Europe, the average share of recycled fibre in newsprint is about 65 per cent. Newer paper mills have been built near large population centres. This simplifies paper collection, and minimalises transport costs. The collected newsprint and magazine paper is used for more than newsprint; it is also used to make – among other things – cardboard and household and toilet paper. It is possible to make new newsprint entirely of recycled fibre, but the usual practice is to add some new fibre.

Use of recovered paper, Norske Skog (1000 tonnes)


1000
800
600
400
200
0
1997
1998
1999
2000
2001

RECYCLED SEVERAL TIMES

Fibre can be recycled several times. Some filler and fibre is naturally lost in the de-inking and recovery process, where it is removed as sludge, together with the printing ink. This loss must be replaced by new fibre from producers who base their output on wood. It can be estimated that about 80 per cent of the collected paper becomes new products. Recovered paper also contains staples, plastic and similar. This is separated out as waste, and the combustible part is burned, together with the sludge, in special energy recovery units, replacing for instance oil as an energy source.

RECOVERED PAPER – A GLOBAL TRADING PRODUCT

There is a large world trade in recovered paper, and as a raw material, recovered paper is vital to the world's paper industry. Exports of old newspaper and magazine from North America to Asia are extensive. Recovered paper is also exported from Europe to Asia, but the European market for recovered paper is primarily dominated by trade within the continent itself.

MORE RECYCLING

The European paper recycling declaration states that by the end of 2005 at least 56 per cent of the continent's paper and board products shall be recycled. This will require an increase of ten million tonnes, or 25 per cent, from the 2000 level. Newspapers and magazines are paper products well suited for recovery.

Recycled fibre as proportion of total fibre content in newsprint produced by Norske Skog mills in 2001

Norske Skog Bruck, Austria	80 %
Norske Skog Golbey, France	65 %
Norske Skog Parenco, Netherlands	70 %
Norske Skog Skogn, Norway	20 %
Norske Skog Steti, Czech Republic	35 %
Norske Skog Albury, Australia	40 %
Norske Skog Boyer, Australia	25 %



"Recovered paper is today as important as raw material in newsprint production as wood."



[Photo: Sverre Jarild]



Consumption of Raw materials

FIBERS ORIGINATING FROM WOOD ARE THE MOST IMPORTANT RAW MATERIAL IN THE PRODUCTION OF PUBLICATION PAPER. SOME PAPER GRADES, ESPECIALLY MAGAZINE PAPER, ALSO CONTAIN LARGE QUANTITIES OF PIGMENTS USED AS FILLERS AND FOR COATING.

RAW MATERIALS consumption at Norske Skog's wholly-owned mills in 2001 totaled just under 6.3 million cubic metres of roundwood and sawmill chips, about 950 000 tonnes of recovered paper, about 200 000 tonnes of purchased pulp and about 350 000 tonnes of inorganic fillers and coatings.

The environmental aspect of our industry's activity which today attracts most public attention is forestry and forestry operation. Norske Skog is concerned that we only use wood harvested in sustainably managed forests. Norske Skog is of the opinion that certification is a suitable means for attaining this goal, and will promote certification systems that can document sustainable forestry. This subject is further discussed on page 22.

Norske Skog itself owns insignificant areas of productive forest compared with the amount used in our mills. During 2001 forest properties in Norway, Sweden and Brazil were sold or were the subject of sales agreements.

■ NORSKE SKOG EUROPE

Total consumption of roundwood and chips at our mills in Europe was close to four million cubic metres in 2001. Consumption of recovered paper nearly reached 800 000 tonnes, against 720 000 tonnes in 2000. The increase mainly reflects the fact that 2001 was the first full year that the de-inking plant at Skogn was in operation. The share of recycled fibre in paper production at all of Norske Skog Europe's mills was about 25 per cent.

Consumption of roundwood and chips at our mills in Europe is based on cultivated forests in the countries where the mills are located, and on imported wood from countries such as Sweden, Russia, Estonia and Latvia. Cultivated forests means forests which have previously been harvested once or more, and which have grown again after a greater or less degree of cultivation. In Europe the business unit Norske Skog Europe Wood is certified in accordance with ISO14001. This has been done as part of a drive to ensure that all wood comes from sustainable forestry and that this can be documented.

■ NORSKE SKOG SOUTH AMERICA

Consumption of round wood and chips in 2001 reached about 710 000 m^3. In addition about 18 000 tonnes of purchased sulphate pulp was used. Twenty per cent of the round wood used at Norske Skog Bio Bio comes from forests certified in accordance with ISO 14001. During 2001 Norske Skog sold its Pisa Florestal forest property in Brazil. The property totalled 100 000 hectars, of which 56 000 hectars was productive forest, yielding an annual harvest of around 1.4 million m^3. An agreement has been reached with the buyer on a deal which will ensure wood supplies to Norske Skog Pisa over the longer term. The forest property was FSC certified in January 2002. Recovered paper is not used at the mills in South America.

■ NORSKE SKOG AUSTRALASIA

Consumption of round wood and chips at our mills reached about 1.7 million m^3 in 2001. Just under 90 per cent of the round wood used came from plantation forests, while the rest came from cultivated forests harvested at Boyer, on Tasmania. Eight per cent of the wood for the mill in Tasmania is certified in accordance with ISO 14001. The consumption of recovered paper at our mills in the region was just above 150 000 tonnes. All de-inked pulp is produced at Albury, but about one third of the pulp is shipped to Boyer and forms part of the raw material in that mill's production. ■

Composition of raw material in the products, 2001



Wood pulp (wood+chips) 64%
Craft pulp 8%
Recycled fibre 19%
Inorganic fillers 9%

Raw material transport to the mills by mean of transport, 2001 (per cent)



Sea
Rail
Road
100
80
60
40
20
0
Total
Europe
South-America
Australasia

Transport of raw materials

The mix of transport methods used to move raw materials to our mills differs considerably from region to region. The differences reflect varying regional circumstances as regards the mills' location, local infrastructure and established transport patterns. Overall, road transport dominates, with a share of 69 per cent. Rail transport comes second, with 19 per cent, while sea transport accounts for 12 per cent.

Norske Skog Europe has seen the proportion moved by road fall from 65 per cent in 2000 to 60 per cent in 2001, while transport by both sea and rail has increased. For Region Australasia and Region South America there were only small changes.

USE OF RENEWABLE ENERGY SOURCES IS IMPORTANT FOR NORSKE SKOG. ABOUT 55 PER CENT OF HEAT ENERGY USED IN 2001, CAME FROM RECOVERED PROCESS HEAT AND BIOFUELS.

Consumption of Energy



PRODUCTION OF MECHANICAL PULP and paper is energy intensive. For Norske Skog, therefore, energy-saving and the choice of energy sources is very important, for both economically and environmental reasons. We wish to base our activity – as far as possible – on renewable energy sources such as hydro electric power and biofuel. We shall also give preference to gas, in circumstances where the use of fossil fuels is necessary and the conditions can be arranged for gas use.

ENERGY CONSUMPTION

Energy consumption at our wholly-owned mills in 2001 was 15 400 GWh, comprising:

Electric power	9 100 GWh
Heat	6 300 GWh

Of total energy consumption, 2 300 GWh was based on our own and purchased biofuel, while 1 300 GWh was recovered process heat.

Energy consumption by source, Norske Skog 2001


Purchased el 56%
Fossil 12%
Bio 15%
Recovered 9%
Other 8%
Total

ELECTRICITY

A large proportion of the electricity we use goes to the production of mechanical pulp. In making pulp, the wood fibers are separated from one another by crushing chips in so-called refiners, or by grinding logs. In this process, much of the electrical energy is converted to heat energy. In some of the mills which use refiners, equipment has been installed which makes it possible to recover heat as steam from this process. This recovery accounts for just over 20 per cent of the total electricity use at these mills. The heat recovery means a corresponding reduction in the need for heat energy – from, for instance fossil fuels.

More than 90 per cent of the electricity we used in 2001 was purchased from external sources. Of this, more than 80 per cent was hydropower, while the rest came mainly from fossil fuel or nuclear power plants.

HEAT

Heat energy is primarily used for drying paper. About 55 per cent of heat energy used in 2001 came from recovered process heat and biofuels such as bark and sludge from the mills' effluent treatment plants. Less than 25 per cent of the heat used in paper production came from fossil fuels. The rest was mainly purchased steam from external suppliers, and geothermal heat in New Zealand.

Consumption of fossil fuels in 2000 corresponded to 2 500 GWh. The largest share of this was accounted for by Norske Skog Bruck, which has its own gas-fired cogeneration plant making both electricity and heat. Other large users are the mills in Australia, which to a large extent use fossil fuels for heat production. The other Norske Skog mills use



mainly biofuels. Consumption of fossil fuels at Norske Skog Bruck, Norske Skog Boyer and Norske Skog Albery accounted for over 85 per cent of total fossil fuel used by Norske Skog's mills in 2001.

Burning fossil fuels releases the greenhouse gas CO_2. Norske Skog has for many years been working to reduce emissions of fossil CO_2 and emissions per produced unit have during recent years been significantly reduced at our mills in Europe. This has mainly been achieved by changing to biofuel. The integration of the mills in Australia has, however, led to an increase in the proportion of fossil fuel in the Group's total energy use. Albury uses mainly natural gas to make heat energy, and Boyer uses coal.

Norske Skog will continue striving to lower its CO_2 emissions, among other things by replacing as much fossil fuel as possible with biofuel. Natural gas will be the preferred fossil fuel, where it is available. Norske Skog's goal is to limit emissions of climate gases and to help attain the targets set by international climate gas agreements. A separate article on this subject may be found on p. 26. ■

Energy consumption based on fossil fuel, (kWh per tonne of product)



800
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001
Gas
Coal
Oil

Norske Skog Europe
Total 9 900 GWh.
Energy consumption
per tonne of product:
3.8 MWh/tonne



Purchased el 58%
Fossil 9%
Bio 18%
Recovered 12%
Other 3%
Europe

Norske Skog Australasia
Total 4 200 GWh.
Energy consumption
per tonne of product:
4.9 MWh/tonne



Purchased el 53%
Fossil 22%
Bio 2%
Recovered 2%
Other 21%
Australasia

Norske Skog South-America (excl. Klabin)
Total 1 300 GWh.
Energy consumption per tonne
of product: 4.6 MWh/tonne



Purchased el 59%
Fossil 0%
Bio 41%
Recovered 0%
Other 0%
South-America

Discharges
from the production

"NORSKE SKOG SHALL OPERATE AND DEVELOP ITS BUSINESS UNITS BY CONTINUOUSLY IMPROVING THEIR ENVIRONMENTAL PERFORMANCE, AND WITH A VIEW TO REDUCING THE ENVIRONMENTAL IMPACT TO A MINIMUM. THE BASIC REQUIREMENT IS COMPLIANCE WITH LAWS AND REGULATIONS."

From Norske Skog's environmental policy

UNTIL 2000 THE MOST IMPORTANT environmental parameters – in general – were improving. The specific emissions of CO_2 to air, and discharges of organic material to water, measured per tonne of product, declined during the three years 1997-99 by 11 per cent and 33 per cent, respectively. After the integration of Fletcher Challenge Paper in 2000 this favourable trend has stagnated somewhat, for Norske Skog as a whole, but discharges are still lower than the 1997 level, by 4 per cent for CO_2 and 28 per cent for COD, respectively. The volume of process water being discharged was relatively stable in the period from 1997-1999, but has risen somewhat following the integration of Fletcher Challenge Paper.

Discharges are measured regularly at all our mills, but measuring and reporting routines vary somewhat, adjusted to national requirements and regulations.

Inspections

Norske Skog's mills are inspected by the environmental authorities of the various countries concerned in accordance with these countries' practice. In addition, controls and audits are carried out in connection with the introduction and maintenance of environmental management systems at the mills.

During 2001 the environmental authorities conducted inspections at a total of seven mills. No significant infringements of permit conditions were noted during these inspections. Infringements revealed during audits of environmental management systems at the mills are routinely followed up as part of the maintenance and re-certification of the systems.

Illustration showing trends in emissions of CO_2 (fossil) per tonne produced (kg/tonne)


350
300
250
200
150
100
50
0
1997
1998
1999
2000
2001

Illustration showing trends in discharges of organic substances (COD) per tonne produced (kg/tonne)


35
30
25
20
15
10
5
0
1997
1998
1999
2000
2001

Illustration showing trends in discharges of effluent water per tonne produced (m^3/tonne)


80
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001
Total
Europe
Australasia
South-America



The papermachine at Norske Skog Bio Bio, Chile

Environmental studies

Studies of the way that our mills affect the environment are conducted either routinely or as special studies when – for instance – new facilities are being planned. These studies are often conducted on the instruction of the environmental authorities. The following are some examples of studies carried out during 2001.

■ NORSKE SKOG ALBURY

As part of the local university curriculum, a survey was made of the bird life on and around the artificial lake Ettamogah, which is the recipient of effluent water from Norske Skog Albury. Nearly 200 of a total of Australia's approximately 800 varieties of birds were found around Ettamogah. The discovery of rare species and the nesting there of wetland birds show that the lake and its environs can be regarded as one of the region's important wetland areas.

■ NORSKE SKOG SAUGBRUGS

In connection with a property sale, a study was made of soil and ground water on a site used in the past for timber impregnation. It was ascertained that the area is generally polluted by metals from impregnation chemicals, as well as – to a lesser degree – by tar products. The report on the study's findings, together with a proposal for action plan, has been sent to the authorities.

■ NORSKE SKOG SKOGN

Following up the establishment of the de-inking plant for recovered paper at Norske Skog Skogn, quarterly measurements were taken, during 2001, of emissions to air caused by the incineration of sludge from the de-inking plant. The first measurement showed higher than permitted values for hydrochloric acid (HCl) and dioxin, but in the next three measurements these values were below permitted limits. In the same way, monthly measurements have been made of the heavy metal content in the discharges to the fjord. Based on the official classification system, all parameters monitored fell into Class 1 – not polluted/insignificantly polluted.

■ NORSKE SKOG BIO BIO

Norske Skog Bio Bio is participating in a joint project with the local university, and nine companies located on the Bio Bio River, to monitor water quality in the river. In 2001 an agreement was concluded to continue this cooperation for a further five years.

■ NORSKE SKOG BOYER

During 2001 the mill completed a project aimed at mapping the impact of discharges on the recipient. The study showed that water quality is affected in an area downstream from the discharges, but that it is also affected, to a great degree, by other sources upriver from the mill, as well as by seepage of saltwater into the river bed. The conclusion of the study is that no immediate remedial measures are required. In consideration of the study, the authorities have agreed to postpone until 1.1.2007 the introduction of new discharge limits. ■

Emissions to Air



EMISSIONS TO AIR FROM OUR PAPER MILLS ARE PRIMARILY RELATED TO COMBUSTION OF BIO-FUEL AND FOSSIL FUEL.

EMISSIONS TO AIR FROM OUR paper mills are caused mainly by the incineration of biofuel and fossil fuel. As well as emissions of the greenhouse gas CO_2, from fossil fuel, there are also emissions of SO_2 (sulphur dioxide) and NOx (nitrogen oxide), both of which contribute to acidification. Biofuel and natural gas have a low sulphur content and cause minimal emissions of SO_2, compared with oil and coal. Incineration can in some instances cause dust emissions, which create problems in the local environment.

NOISE

At some of the mills, noise pollution above permitted limits has been measured. Several mills have also received complaints from neighbours regarding unpleasant noise. A number of noise-reduction measures were implemented in 2001, and more are planned to reduce this problem.

NORSKE SKOG EUROPE

Emissions of CO_2 per tonne of produced pulp and paper at Norske Skog Europe's mills have fallen by 33 per cent over the past five years. The continuous reduction in emissions has largely been achieved through increased use of organic waste as biofuel, replacing fossil fuel. Apart from some infringements of short-term dust emission limits, emissions have remained below the limits set by the authorities.

NORSKE SKOG SOUTH AMERICA

Emissions to air from the mill in Brazil are generally low. This is due to that energy consumption is based only to a small extent on the use of fossil fuel, and because there is no pulp production entailing process emissions of SO_2. Emissions in 2001 have stayed within the official limits. Dust emissions from Norske Skog Bio Bio are not subject to regulation, but they are high. Measures due to be carried out during the next few years will bring them down to an acceptable level.



■ NORSKE SKOG AUSTRALASIA

Norske Skog's three mills in this region employ different energy sources, and this affects emissions. Norske Skog Boyer gets a significant share of its heat from burning coal – which creates relatively high emissions of CO_2 and SO_2. At Norske Skog Albury, natural gas is used. Since the pulp mill at Norske Skog Tasman was transferred to new owners, the paper mill no longer releases fossil CO_2. The paper mill buys heat energy from the pulp mill. In accordance with a written agreement between the parties, this is heat energy produced by the biofuel boiler. In addition, the mill uses geothermal heat to a large extent.
Complaints have been received regarding smell from effluent treatment plant and from the effluent channel at Norske Skog Boyer in 2001. Measures to reduce the problems will be made during 2002. ■

Waste

Bark and sludge from water treatment plants are the two main types of waste produced by our mills, by far. When such waste and other biofuel is burned, considerable amounts of ash are produced. In the table showing waste volumes, no allowance is made for the fact that ash from energy recovery of mill waste is already included in the volume of biowaste fed into the incinerators. This quantity of ash is thus included twice in the waste accounts. Hazardous waste comprises less than 1 per cent of the waste produced by our mills.

The volume of waste from our mills has risen in line with investments in biological treatment plants, which produce large amounts of sludge. To deal with these increased waste volumes, significant sums have been invested in equipment for dewatering the sludge and burning it to produce energy. The goal is to make the largest-possible use of organic waste for energy purposes. In the regions Europe and South America, virtually all organic waste is now used to produce energy, while the proportion is far lower for Region Australasia. In Australasia sludge and ash are more frequently used for soil improvement purposes.

Using organic waste for energy purposes, as a replacement for fossil fuel, reduces emissions of fossil CO_2 and is thus desirable for climate reasons. Using organic waste as biofuel, instead of depositing it on landfills, also helps to reduce emissions of the climate gas methane. This gas can occur at landfills containing organic material.

Norske Skog Pisa cooperates with a company that uses sludge from the landfill to make agricultural fertiliser. A total of some 12 000 tonnes is taken from the landfill for this purpose every year. At Norske Skog Tasman, in the same way, about 11 000 tons of waste was taken from the landfill to be used as biofuel. ■

Disposal of waste from mills, 2001 (per cent)


100
80
60
40
20
0
Total
Europe
S-America
Australasia
Heat recovery
Landfill
Cement industry
Agriculture
Sale/delivered collectors

Total waste in Norske Skog mills, 2001
1.1 mill tonnes


Sludge 59%
Bark 23%
Ash 13%
Other 5%

Discharges to water



LARGE AMOUNTS OF WATER ARE USED IN THE PRODUCTION OF PULP AND PAPER. THE MAIN COMPOUNDS IN THE DISCHARGES ARE SOLID AND DISSOLVED ORGANIC COMPOUNDS AND NUTRIENTS. THE EFFLUENT IS THEREFORE CLEANSED BEFORE BEING DISCHARGED INTO THE RECEIVING WATER.

■ NORSKE SKOG EUROPE

As a result of significant investments in treatment plants during the 1990's, there are today no significant problems connected with discharges from our mills in Europe. During the past five years, discharges of dissolved organic material (COD) per unit of produced paper have fallen by about 65 per cent, and those of phosphorus (P) by 25 per cent.

Apart from certain infringements of discharge limits for suspended solids and ammonia, discharges from Norske Skog Europe's mills have remained with the limits set by the authorities.

■ NORSKE SKOG SOUTH AMERICA

Norske Skog Pisa, in Brazil, has generally low discharges, while Norske Skog Bio Bio, in Chile, has significant discharges and does not comply with official requirements. It has been decided to construct a sedimentation plant to bring discharges of suspended solids below the official limits. The next step will be to install a biological treatment plant.

■ NORSKE SKOG AUSTRALASIA

Discharge levels from the mills in Region Australasia vary widely, from relatively high levels at the mill on Tasmania, to minimal discharges to recipient water at Norske Skog Albury. Albury does not normally discharge effluent water to a recipient, releasing all of it to an artificially constructed lake, after it has been biologically treated. The water from this lake is used to irrigate a surrounding forest plantation.

At Norske Skog Boyer on Tasmania there were several infringements of discharge limits during the year 2001. The mill is working on ways of stabilising discharges within the official limits. To meet new limits after 1.1.2007, more comprehensive measures will be required. ■



Research

into reduction of water consumption

NORSKE SKOG RESEARCH HAS THIS YEAR COMPLETED A SURVEY OF WATER CONSUMPTION AT THE GROUP'S EUROPEAN MILLS WITH THE AIM OF REDUCING THE DISCHARGES.

AIM OF THE survey was to ascertain how water is used, internally cleansed and re-used at the mills. It will be employed to find suitable measures for reducing water consumption, and thereby mill discharges as well.

The survey results provide a basis for improved water management, and indicate where in the process it will pay to start work. The mills can also learn much from one another.

Norske Skog Europe's mills have set themselves specific goals for reducing water consumption and thereby discharges to water. Today these mills discharge between 11 and 22 m^3 of process water per tonne of produced paper. Bruck and Golbey have the lowest water consumption. These mills are subject not only to local authority restrictions on discharges of pollutants, but also to limits on actual water consumption. The other mills are not restricted as to the amount of water they may use.

At the Norwegian mills, the goal is to reduce the amount of effluent water to 12-14 m^3/tonne. This will require improved water management, as well as a greater degree of mechanical treatment and increased re-use of process water. The anticipated effect is improved performance by the biological effluent treatment plant, owing to a reduced load, and consequently reduced discharges.

Golbey's and Bruck's long-term target is to bring discharges below 10 m^3/tonne. This is in order to be prepared to meet future discharge standards. Advanced cleansing measures will be needed if water re-use is to be increased over today's level. ■





EUROPE


SKOGN


GOLBEY


BRUCK


STETI

		SKOGN	SAUGBRUGS	GOLBEY	FOLLUM	BRUCK	UNION	STETI
Production	*1000 tonnes*	*514*	*509*	*533*	*354*	*314*	*233*	*113*
Use of energy								
Electricity consumption	MWh/tonne	2.7	2.7	1.7	2.8	1.3	2.7	1.5
	GWh	1 392	1 384	924	1 001	398	627	168
Heat consumption	GJ/tonne	5.5	5.8	4.7	5.9	5.4	5.6	4.7
	TJ	2 838	2 932	2 503	2 076	1 706	1 296	531
Discharge to water								
Effluent to receiving water	m^3/tonne	15	21	11	22	12	21	26
	1000 m^3	7 717	10 688	5 858	7 793	3 769	4 902	2 942
COD	kg/tonne	3.4	6.5	2.1	16.2	1.7	10.1	3.9
	tonnes	1 749	3 293	1 129	5 739	518	2 358	441
Suspended solids	kg/tonne	0.7	0.4	0.2	1.8	0.2	2.4	1.0
	tonnes	360	204	101	638	60	560	110
Nitrogen (tot-N)	g/tonne	140	87	39	329	not measured	393	35
	tonnes	72	44	21	117	not measured	92	4
Phosphorous	g/tonne	7.5	5.6	9.3	7.7	11.0	49.0	5.7
	tonnes	3.9	2.9	5.0	2.7	3.5	11.4	0.6
Air emission								
CO_2 (fossil)	kg/tonne	10	15	59	8	693	21	0
	tonnes	4 887	7 518	31 263	2 986	217 673	4 879	0
Waste								
Own waste to recovery	kg/tonne	247	144	446	143	282	225	120
	1000 tonnes	127	73	237	51	89	52	14
Waste to landfill	kg/tonne	29	25	9	12	2	13	5
	1000 tonnes	15	13	5	4	0.6	3	0.5


SAUGBRUGS


FOLLUM


UNION

AUSTRALASIA

SOUTH-AMERICA


PARENCO


ALBURY


TASMAN


PISA

		PARENCO [1]	WALSUM [1]	ALBURY	BOYER	TASMAN	BIO BIO	PISA
Production	*1000 tonnes*	*25*	*22*	*246*	*271*	*342*	*105*	*167*
Use of energy								
Electricity consumtion	MWh/tonne	1.5	2.0	2.2	2.4	3.3	2.4	3.2
	GWh	38	42	545	640	1 116	252	527
Heat consumtion	GJ/tonne	5.9	6.4	6.6	8.7	8.5	4.8	7.1
	TJ	147	139	1 635	2 360	2 924	507	1 189
Discharge to water								
Effluent to receiving water	m^3/tonne	13	14	12	69	72	42	16
	1000 m^3	316	300	2 963	18 718	24 653	4 401	2 669
COD	kg/tonne	2.5	4.9	1.5	72.9	10.8	74.8	3
	tonnes	62	105	369	19 776	3 698	7 838	492
Suspended solids	kg/tonne	0.1	0.2	0.1	4.3	3.3	30.1	0.1
	tonnes	1	5	15	1166	1 144	3 154	23
Nitrogen (tot-N)	g/tonne	120	90	54	not measured	not measured	99	135
	tonnes	3	2	13	not measured	not measured	10	22
Phosphorous	g/tonne	30.0	12.9	2.3	not measured	not measured	160.6	7.9
	tonnes	0.7	0.3	0.6	not measured	not measured	16.8	1.3
Air emissions								
CO_2 (fossil)	kg/tonne	619	0	276	860	0	19	0
	tonnes	15 408	0	67 972	233 299	0	1 991	0
Waste								
Own waste to recovery	kg/tonne	314	8	373	46	139	1	358
	1000 tonnes	8	0.2	92	12	48	0.1	60
Waste to landfill	kg/tonne	5	20	9	266	153	6	27
	1000 tonnes	0.1	0.4	2.3	72	52	0.6	5

[1] Only December 2001


WALSUM


BOYER


BIO BIO

Pan Asia Paper Company

PANASIA HAS FOUR WORLD-CLASS MILLS, TWO IN SOUTH KOREA, ONE IN THAILAND, AND ONE IN CHINA. THE TOTAL NUMBER OF EMPLOYEES, INCLUDING SUBCONTRACTORS, IS 2 350.

THE TOTAL production capacity of the mills is 1 445 000 tonnes: 1 310 000 tonnes of newsprint and 135 000 tonnes of other publication paper. This is approximately 25 per cent of Asia's newsprint market outside Japan. The newsprint machines have an average age of nine years and an average capacity of close to 190 000 tonnes. Due to the market situation in 2001 the mills had to take several market shutdowns resulting in an average operating rate of well below 90 per cent. The productivities were maintained at a high level, above 93 per cent.

At the Chonju mill South Korea, one paper machine was permanently closed in 2001. Speed increase of the other machines made it possible for Chonju to maintain its production capacity of one million tonnes newsprint and other publication paper, as well as its position as one of the largest newsprint mills in the world. The number of employees at Chonju, including subcontractors, is close to 1 300. The other mill in South Korea is in Chongwon, with a capacity of 185 000 tonnes and 200 employees. In Singburi, Thailand, we find the country's only newsprint mill with 360 employees and a production capacity of 125 000 tonnes. In China PanAsia has a 53 per cent ownership in Shanghai PanAsia-Potential Paper (SPP). This mill has a capacity of 135 000 tonnes and 460 employees.

The dominant raw material base for the mills is recovered paper from newspapers and magazines. At Chonju a small part of the pulp is produced from virgin fibers (CTMP). At all mills the available domestic recovered paper is utilized first, the rest is imported, mainly from North America and Europe.

ENVIRONMENTAL CONDITIONS.
The PanAsia mills maintain high environmental standard. All parameters regarding air emissions and effluent discharge are within legislative limits. The Chongwon mill was certified in accordance with ISO 14001 in 2001. The Chonju mill was certified in 1996.

All mills have modern wastewater treatment plants. Water is regarded as a limited resource, and there is a continuous effort to lower the fresh water intake and the mills' specific water consumption. The discharge figures are in the area of 15–20 m^3/tonne which is acceptable, but can be lowered. Production stops, like the market shutdowns in 2001, will reduce the total water consumption. It will, however, normally also has negative effect on the specific water consumption figures. All mills recycle part of the treated water to reduce the fresh water intake and effluent discharge volume. The Singburi mill is in the process of improving its wastewater treatment by installing cooling tower, additional aeration tank, and a screw press. Until now Singburi has had a closed effluent loop based on large artificial evaporation ponds. In August Singburi received permit to discharge part of the effluent to the Chao Phraya river.

The sludge from the wastewater treatment plant is processed and sold, wherever that is possible. The remaining sludge volumes must be incinerated or land filled. All mills except Singburi have their own bio fuel boiler for incineration with heat recovery. All of Singburi's sludge and a small part of SPP's go to landfill. The new screw press in Singburi will reduce the volume of sludge for landfill.

The Korean limits for air emissions will be significantly tightened from 2005. A pre study on how to modify or rebuild our incinerators to meet the new regulations have been initiated.

MILL FIGURES

	Production	Effluent	COD	Susp. solids	Phosphorous	SO_2	CO_2
	tonne	m^3/tonne	kg/tonne	kg/tonne	g/tonne	kg/tonne	kg/tonne
PanAsia Chonju	816 420	15	1.15	0.41	12	2.42	453
PanAsia Chongwon	158 174	20	0.65	0.26	1.6	0.87	378
PanAsia Singburi	96 364	16.5	5.45	1.45	6.6	0.25	311
SPP	126 620	16.4	1.45	0.27	not measured	0.67	502


CHONGWON, SOUTH-KOREA


CHONJU, SOUTH-KOREA


SPP, CHINA


SINGBURI, THAILAND

Excellent Health and Safety figures for PanAsia Paper

H&S is an essential part PanAsia's philosophy and strong emphasis and high priority are given to create and maintain an accident-free, clean and healthy workplace. With the figures so far we have good reason to say that the state of safety is excellent. Numerous activities are going on at the mills to maintain this high level of health and safety.

Previously some of the PanAsia mills were using national standards for their safety statistics. From 2000 the H-value, as defined by Norske Skog, is used as the PanAsia group-wide measure of the health and safety level. PanAsia has a good cooperation with the H&S team of Norske Skog, with regular exchange of safety information and statistics.

For the year of 2001 PanAsia's H-value is 1.0 and the absent rate with illness and injury is 0.37. These figures are excellent in any comparisons. Some people are asking why Asian mills are so successful in their safety work.

There is no simple answer to such a question. In PanAsia, like in most P&P mills, H&S plays an important part of the line responsibility, with the support from active safety committees, and frequent and systematic checks and inspections. The mills are kept clean, and proactive safety activities are an integral part of the well-established Asian team structures within the mills. Safety is part of the mills' internal training, and safety slogans are used daily.

The mills are fairly new, 5 of the 7 newsprint machines were started up during the last nine years. And in addition to modern and well-maintained equipment, the workforce is young, disciplined, well trained and motivated. Typical retirement age is 55, and the average age of the PanAsia employees is around 35 years. The workforce is physically well fit.

In 2001 Chongwon and Singburi had no accidents with absence. The 35 employees of the Steam Turbine Generation section at Chonju had no accident with absence for 5 180 days, or close to 500 man-years! The only accident at Shanghai happened during an in-house soccer match.

Based on Chinese law SPP had neither serious nor light injuries in 1999 and 2000, and was awarded the prize for "Advanced Corporation of Safety Management" from China Papermaking Association in 2001. ■

LOST-TIME INJURIES

		Total	Chonju	Chongwon	SPP	Singburi
H-value	2000	1.5	1.9	0.9	1.5	1.9
	2001	1.0	1.5	0	1.5	0



Norske Skog Canada

NORSKE SKOG CANADA (NORSKECANADA) IS NORTH AMERICA'S THIRD LARGEST MANUFACTURER OF WOOD-CONTAINING PUBLICATION PAPER. THE COMPANY HAS FOUR MILLS LOCATED IN BRITISH COLUMBIA, ON CANADA'S WEST COAST. IT HAS 4 100 EMPLOYEES.

PRODUCTION CAPACITY is 1 105 000 tonnes of newsprint and 745 000 tonnes of other publication paper, from 12 paper machines. In addition, two of the mills produce kraft pulp for sale, and one mill makes kraftliner. Capacities are 410 000 tonnes and 105 000 tonnes, respectively,

Norske Skog Canada was formally established in the autumn of 2000, after Norske Skog – earlier that year – had acquired 51 per cent of the shares in Fletcher Challenge Canada (FCCL) through its acquisition of the New Zealand based company, Fletcher Challenge Paper. FCCL consisted, at that time, of the Crofton, Elk Falls and Mackenzie mills. The last-mentioned was a kraft pulp producer, and was sold to new owners in June 2001. In August 2001 Norske Skog Canada acquired the company Pacifica Papers Inc, and thereby doubled its capacity through the integration of the Port Alberni and Powell River mills. Norske Skog's ownership stake in the new company is now 36 per cent.

The four mills which today belong to the company are strategically located within a radius of 160 kilometers on the south coast of British Columbia. Three of the mills are located on Vancouver Island, while the fourth is located on the mainland coast, north of the city of Vancouver.

ENVIRONMENTAL MATTERS

It is NorskeCanada's policy to maintain an environmental standard which meets all relevant environmental requirements laid down by the authorities, as well as to strive towards continuous improvement of its environmental performance.

The commitment to continuously improve environmental performance is rooted in the environmental management system ISO 14001, which has been implemented at Crofton and Elk Falls. The environmental management systems at Powell River and Port Alberni have been built up in accordance with the requirements of ISO 14001, but so far they have not been certified. Both mills aim, however, to become certified during 2002.

The mills draw up five-year rolling strategic environmental plans, as tools for achieving their goal of continuously improving their environmental performance. An environmental council consisting of representatives from all the mills is tasked with ensuring that the company meets its environmental obligations, and that all the mills stay within the limits set by the authorities.

In addition to the annual audits of the environmental management systems carried out by the mills themselves, independent audits are carried out every other year.

All of the mills conduct regular dialogues with their local communities, and at Port Alberni and Powell River advisory committees have been established consisting of representatives of the mills and the local community, in order to exchange information of mutual interest. Elk Falls and Crofton publish

MILL FIGURES

	Production (tonne)		Effluent	COD	Susp. solids	Phosphorous	AOX	SO_2	CO_2
	Paper	Pulp	m^3/tonne	kg/tonne	kg/tonne	g/tonne	kg/tonne	kg/tonne	kg/tonne
Crofton	377 420	277 201	76.1	29.2	1.64	68	0.35	not measured	479
Elk Falls	442 576	278 772	90	33.5	3.3	100	0.49	not measured	370
Powell River	547 674	83 012	96.4	17	1.97	38	0.16	1.26	113
Port Alberni	381 600	-	85	8.4	0.55	44	-	0.42	256


PORT ALBERNI


CROFTON

quarterly environmental newsletters, intended for local people.

■ COASTAL FOREST CONSERVATION PROJECT

NorskeCanada is actively participating in a project aimed at finding a long-term solution to actively managing and conserving– in a sustainable manner the forests on the central and northern coast of British Columbia. Environmental groups, as well as four forest industry companies in British Columbia have agreed to work together with other interested parties to resolve a conflict which has continued for many years.

Known as the "Joint Solutions Project", it is a unique attempt to devise a model for forestry management and the preservation of forests of high environmental value, while taking into account and balancing the region's social, cultural, commercial and ecological needs.

Participation in the project reflects a belief that creative, long-term solutions must replace conflict in order to achieve basic and lasting changes in forest management – changes that can be supported by broadly-based interest groups, both in British Columbia and internationally. ■


ELK FALLS


POWELL RIVER

Health and safety

At the end of 2001 NorskeCanada launched a project called "World Class Safety Performance". In 2002 this project will sharpen the focus on health and safety efforts throughout the entire company.

LOST-TIME INJURIES

		Total	Crofton	Elk Falls	Powell River	Port Alberni
H-value	2000	11	8	15	16	10
	2001	14	7	17	23	9

Other partly-owned companies

Malaysian Newsprint Ltd.

MALAYSIAN NEWSPRINT INDUSTRY (MNI) IS THE ONLY NEWSPRINT MANUFACTURER IN MALAYSIA. THE MILL IS LOCATED IN MENTAKAB SOME 100 KM EAST OF THE CAPITAL KUALA LUMPUR. THE MILL STARTED ITS OPERATION IN 1999. THE RAW MATERIAL IS RECOVERED PAPER. NORSKE SKOG OWNS 33.65 PER CENT OF THE SHARES IN THE COMPANY.

THE MILL HAS one paper machine with an annual capacity of 250 000 tonnes and has approximately 300 employees.

The main purpose of establishing MNI was to create a local supply of world-class, premium grade newsprint primarily for newspaper publishers in Malaysia, Singapore, and the region.

MNI is actively engaged in increasing the collection of newspapers and magazines in Malaysia. The mill has created specially designed service orientated paper recycling programmes for different segments of the community. Organisations or individuals that want to get involved in recycling of paper can contact MNI for any assistance they require.

ENVIRONMENT

The mill uses water from the river Sungai Pahang, which also is the receiving water for the treated effluent. The mill has a modern effluent treatment facility and all discharges are well below the requirements set by the authorities. The discharge of COD in 2001 was 3.5 kg/tonne of produced paper, which is on the same low level as the best mills in Norske Skog. The water quality in the river is monitored monthly in the vicinity of the MNI discharge point, while both sides of the riverbank are tested weekly at six points up to 30 km downstream of the discharge point. The river monitoring is particularly important as many fishermen derive their livelihood from growing fish in cages along the river.

Sludge from the effluent treatment and de-inking facilities are burned in an incinerator with heat recovery. The air emissions are on a low level, and are monitored on a monthly basis and reported to the authorities. The mill has a limit on particulate emission that is being met.

The mill is preparing for ISO 14001 certification within the 2002/2003 financial year.

HEALTH AND SAFETY

In 2001, MNI received the National Occupational Health and Safety Award for heavy and large industries. This prize is the most prestigious award for occupational health and safety management in Malaysia.



MALAYSIAN NEWSPRINT LTD.



KLABIN, BRASIL

Norske Skog Klabin

Norske Skog Klabin in Brazil, has one newsprint machine with an annual capacity of 130 000 tonnes, that is integrated in a larger paper and pulp business. The mill is part of a joint venture in which Norske Skog owns 50 per cent and has operative responsibility for production. The raw material used is wood from plantations.

The mill buys most services – such as fresh water supply, energy, effluent treatment etc. – from the other activities in the area. The mill does not undertake its own measurements of its discharges. Effluent water is dealt with in a treatment plant together with effluent from the other activities and is measured and reported jointly to the authorities.

Independent Accountant's report

We have performed certain agreed-upon control procedures on the Norske Skog Environmental Report 2001 (the "Report"). The Report is the responsibility of and has been approved by the management of the Company.

The scope of our work and the procedures that we performed, which were agreed with the Company's management, were as stated below. We visited the Company's corporate office and the units Norske Skog Follum, Norske Skog Albury and Norske Skog Europe Wood. Our procedures included interviews and meetings with the Company's environmental management, H&S management, and employees responsible for compiling data for the Report as well as analytical procedures and testing samples of supporting documentation.

- We assessed whether the environmental aspects presented in the Report are those that, in our opinion, are the most significant ones at Group level.
- We ascertained whether the reporting procedures, as described on page 53 in the Report, were used at Corporate level to collect information, to be used in the Report. In addition, we visited a sample of three units, Norske Skog Follum, Norske Skog Albury and Norske Skog Europe Wood, and assessed whether the reporting procedures, as referred to above, were used at these three units.
- We studied the Report and compared the figures reported for 2001 with the aggregated information that was accumulated as a result of the reporting procedures noted above. On a test basis, we compared the 2001 figures reported from the three units that we visited to the supporting documentation. We have assessed whether the aggregated information is appropriately presented in the Report.
- We studied the presentation of Eco-efficiency Indicators on page 13 in the Report and assessed whether these indicators were identified, defined and calculated in accordance with the Eco-Efficiency Concept of the World Business Council for Sustainable Development.
- We compared information in the Report to corresponding information in the Norske Skog Annual Report 2001.

The agreed-upon scope and the procedures performed preclude us from providing an opinion as to whether all the figures and other disclosures in the Report are free of misstatement.

CONCLUSION

Based upon the procedures performed, it is our opinion that the Report discloses information on the environmental aspects that are the most significant ones at Group level, and that the Company's environmental management, H&S management, and the units visited have used the reporting procedures described on page 53 for the purpose of collecting information from the reporting units, for inclusion in the Report. In our opinion, the information reported according to the reporting procedures, are appropriately reflected in the Report. For the three units visited, reported information is consistent with the supporting documentation presented to us.

Further we find that the indicators presented on page 13 in the Report were identified, defined and calculated in accordance with the Eco-Efficiency Concept of the World Business Council for Sustainable Development. Information in the Report is further found to be consistent with corresponding information in the Norske Skog Annual Report 2001.

Oslo, March 14, 2002
DELOITTE & TOUCHE
Statsautoriseret Revisionsaktieselskab

Preben J. Sørensen
State Authorised Public Accountant

Third Party Verification

It is the aim of Norske Skog to have an open communication about environmental issues. As one of the measures used to increase the credibility of our environmental reports we have for the last six years chosen to have our reports externally verified by the independent accountancy company Deloitte & Touche.

There are still no generally accepted standards on how to perform assurance engagements on environmental reports, in the manner known from financial accounting. Such engagements would require generally accepted standards for environmental reports regarding e.g. content, accountancy principles and structure. It would also require generally accepted standards for the procedures required to prepare an independent statement. Those criteria are not yet in place.

In the absense of such standards, Deloitte & Touche have performed an agreed-upon engagement. The scope of the work and the accountancy related procedures to be performed have been agreed with Deloitte & Touche. In their statement, Deloitte & Touche describe which procedures have been performed and the result of this work.

In our opinion, this engagement provides Norske Skog with increased assurance that information and figures in the environmental report are collected and compiled systematically and that they are well documented.

Vocabulary

■ **AOX**
A measure of the amount of chlorinated organic material. Formed, inter alia, during bleaching with chlorine-containing chemicals.

■ **BIOFUEL/BIOENERGY**
Renewable fuel coming from the plant kingdom, such as wood, used cooking liquor, sludge from waste water treatment plants, bark etc.

■ **BIOLOGICAL TREATMENT**
Treatment of discharge water by means of micro-organisms. The principle is the same as in nature, but the biodegrading process takes place much more rapidly. In an oxygen-rich environment, dissolved organic material from the wood – among other things – is broken down into mainly CO_2 and water.

■ **CERTIFICATION**
A document provided by a third party which shows that an identified product conforms with a particular standard or another regulatory document.

■ **CHEMICAL TREATMENT**
Treatment of discharge water with the help of chemical additives.

■ **COD (CHEMICAL OXYGEN DEMAND)**
Measure of the amount of oxygen needed to completely degrade the mainly organic material found in effluents.

■ **DIP**
Pulp produced from de-inked recovered paper (de-inked pulp)

■ **ELECTROFILTER**
Treatment plant for separating dust particles from combustion gases. The particles are given an electric charge by the emission electrode and attach themselves to the separation electrode, from which they can then be removed.

■ **EMAS**
Eco-Management and Audit Scheme. EU standard for environmental management.

■ **ENVIRONMENTAL AUDIT**
A tool which permits management to evaluate how well environmental programmes are functioning, in relation to approved environmental policy and the environmental management system.

■ **ENVIRONMENTAL MANAGEMENT SYSTEM**
An overall management system that provides for the systematic implementation of a group's/company's/mill's environmental policy. Can be structured in accordance with EMA and/or ISO 14001.

■ **EXTERNAL TREATMENT**
Treatment of discharge water outside the actual production process. There are three main types: mechanical treatment, biological treatment and chemical treatment.

■ **FILLERS**
Fillers are used as an additive in paper production to – among other things – give the paper a more even and brighter surface. Various types of pigment are used, for example ground marble and clay.

■ **GRINDING PULP**
Pulp produced by pressing debarked chopped up logs against a rotating grinding stone.

■ **H FACTOR**
Factor/ratio to describe the frequency of injuries in relation to hours worked. This permits comparisons of departments, units, mills, areas and sectors (as well as indicating own internal trend).

■ **ISO 14001**
International environmental management standard.

■ **KRAFT PULP**
Chemical pulp. Chips (various types of wood) are boiled in an alkaline boiling liquid.

■ **LWC MAGAZINE PAPER**
LWC (light weight coated) is paper which has been coated with clay on both sides. This makes its surface shiny and smooth. LWC magazine paper is used for journals and free sheets, which require colour print of very high quality.

■ **NITROGEN (N)**
An element found in wood. Nitrogen forms part of most nutrient salts and has a fertilising effect. Too much nitrogen in water can cause over-fertilisation (eutrophication) in the same way as phosphorus.

NITROUS OXIDES
A group of gases (NOx) consisting of nitrogen and oxygen formed during combustion. In humid air, nitrous oxides are converted to nitric acid, resulting in acid precipitation.

ODOROUS GASES
Sulphur compounds, such as hydrogen sulphide, dimethyl sulphide and mercaptans. These compounds are formed for example, when sulphate pulp is boiled, and they smell highly unpleasant even in extremely low concentrations.

PHOSPHOROUS (P)
An element found in wood. Phosphorus, in the form of phospates, is used in fertiliser, among other things. An excess of phosphorus in water can cause overfertilisation (eutrophication).

SC MAGAZINE PAPER
An uncoated publication paper made from spruce wood pulp to which clay and chemical pulp has been added in order to provide good printability and high strength. The paper is supercalendered, that I, pressed between several calenders, giving it a smooth surface.

SEDIMENTATION PLANT
Mechanical treatment of discharge water in which fibre and suspended material is separated out.

SODA BOILER
A steam boiler with a chemical reactor inside it, at the bottom of the boiler. Black liquor is burned at high temperatures in the boiler. The organic material (remnants of wood) is incinerate and generates steam, while the inorganic material forms a smelt at the bottom of the boiler. The smelt is subsequently converted to boiling chemicals which are re-used in the process.

SULPHUR DIOXIDE (SO_2)
A gas consisting of sulphur and oxygen formed by the incineration of sulphurous fuel such as black liquor from chemical pulp production, or oil. In contact with humid air sulphur dioxide forms sulphuric acid and emissions of this gas thereby contribute to acidification.

SS
Suspended solids. Measure of particles that can be separated/filtered out with the help of a fine-meshed filter.

TMP
Thermomechanical pulp. Produced by heating spruce chips which are then ground to fibre in so-called refiners.

NORSKE SKOG
CORPORATE CENTER
Rune Andersen
rune.andersen@norske-skog.com
Ph.: +47 67 59 90 00

NORSKE SKOG
REGION EUROPE
Wenche Ravlo
wenche.ravlo@norske-skog.com
Ph.: +47 74 08 70 00

NORSKE SKOG BRUCK
Guenter Wallner
guenter.wallner@norske-skog.com
Ph.: +43 38 62 8000

NORSKE SKOG FOLLUM
Astrid Broch-Due
astrid.broch-due@norske-skog.com
Ph.: +47 32 11 21 00

NORSKE SKOG GOLBEY
Jean Louis Duren
jlouis.duren@norske-skog.com
Ph.: +333 29 686868

NORSKE SKOG PARENCO
Jan Wattenberg
jan.wattenberg@norske-skog.nl
Ph. +31 317 361 251

NORSKE SKOG SAUGBRUGS
Alfred Isaksen
alfred.isaksen@norske-skog.com
Ph.: +47 69 17 40 00

NORSKE SKOG SKOGN
Wenche Ravlo
wenche.ravlo@norske-skog.com
Ph.: +47 74 08 70 00

NORSKE SKOG STETI
Michal Prochazka
michal.prochazka@norske-skog.cz
Ph.: +420 411 803601

NORSKE SKOG UNION
Ellen Bergland
ellen.bergland@unionco.no
Ph.: +47 35 58 50 00

NORSKE SKOG WALSUM
Alfred Köhne
alfred.koehne@norske-skog.de
Ph.: +49 203 4992 277

NORSKE SKOG
REGION AUSTRALASIA
Mark Oughton
mark.oughton@norske-skog.com.au
Ph.: +61 2 9283 1444

NORSKE SKOG ALBURY
Stephen Dahl
stephen.dahl@norske-skog.com.au
Ph.: +61 6 058 3000

NORSKE SKOG BOYER
Cynthia Nixon
cynthia.nixon@norske-skog.com.au
Ph.: +61 3 6261 0111

NORSKE SKOG TASMAN
Robert Donald
robert.donald@norske-skog.co.nz
Ph.: +64 7 323 3047

NORSKE SKOG
REGION SOUTH-AMERICA
Thomas Ritter
thomas.ritter@norske-skog.com.br
Ph.: +55 41 340 2030

NORSKE SKOG BIO BIO
Hernan Ruiz
hernan.ruiz@norske-skog.cl
Ph.: +56 41 500 240

NORSKE SKOG KLABIN
Guaracy Guayanazos de Azevedo
guaracy@klabinpr.com.br
Ph.: +55 42 271 5000

NORSKE SKOG PISA
Reginaldo Evaristo
evaristo@pisa.com.br
Ph.: +55 43 535 8022

NORSKE SKOG CANADA
Graham Kissack
graham.kissack@norske-skog.bc.ca
Ph.: +1 250 246 6227

PANASIA
Dongsu Seo
Seods@panasiakorea.com
+82 2 3287 6694

The report's content

The environmental report contains environmental information which we believe covers all the significant environmental aspects of our activities' value chain. The report also includes an evaluation of our environmental performance, in the light of our economic results, as well as an account of our social responsibility. Taken together, we believe this provides a description of our company, in relation to sustainable development.

The environmental accounts cover wholly-owned paper mills which formed part of the Company as of 31.12.2001. Norske Skog Walsum and Norske Skog Parenco are included in the accounts from December 1, which is the date on which they were acquired. Partly-owned companies are dealt with in a separate account towards the end of the report. These are Pan Asia Paper Company and Norske Skog Canada, as well as Malaysian Newsprint Industries (MNI) and Klabin.

Data for the environmental accounts have been collected from the mills in accordance with established reporting routines. Production figures and figures for consumption of raw materials have also been checked against totals from other relevant key Norske Skog units. Although great efforts have been made to ensure that information is complete and correct, some uncertainty may attach to parts of the statistical material. This may particularly apply to the mills which joined the Company during 2001. The figures in the environmental report have been compared and compiled with a view to presenting the data as uniformly and relevantly as possible.

The part of the report dealing with our social responsibility also presents information about our health and safety efforts. These data have been collected and compiled through established reporting routines within the various regions.

Norske Skog

ADDRESS: Oksenøyveien 80
POSTAL ADDRESS: POB 329,
N–1326 LYSAKER

TELEPHONE: +47 67 59 90 00
TELEFAX: +47 67 59 91 80

http://www.norske-skog.com

→

DESIGN AND PRODUCTION: Gazette
PRINTING: Aktietrykkeriet a.s, Fetsund
PAPER: Gallerie Art Silk 200 g/Norcote Silk 80 g
COVER PHOTO: Jens Sølvberg
ILLUSTRATIONS: Gazette
CIRCULATION: 5 000

Norske Skog

02 APR 25 AM 11:29

To the shareholders of Norske Skogindustrier ASA

Ordinary General Meeting of Norske Skogindustrier ASA
will be held on Monday 29 April 2002, at 1300 hours at Rica Sjølyst Konferansesenter, Drammensveien 154, Skøyen, Oslo.

In accordance with §9 of the Company's Articles, the chairman of the Corporate Assembly, Ivar B. Korsbakken, will open and chair the meeting.

The Agenda is as follows:

1. To adopt the Annual Report and accounts for 2001 of Norske Skogindustrier ASA and the Group.

2. To allocate the Annual Profit for 2001, including distribution of dividend for Norske Skogindustrier ASA.

3. To fix the remuneration of the members of the Corporate Assembly.

4. To approve the auditor's fee.

5. To elect the members and deputy members of the Corporate Assembly.

   § 7 of the Articles was altered at the extraordinary General Meeting on 7 March 2001, so that the number of members of the Corporate Assembly was reduced from 30 to 18. Of the 12 shareholder-elected members, 6 are up for election this year. 4 shareholder -elected deputy members are elected for 1 year at a time. The remaining 6 members, including 3 observers, are elected by and from among the Company's employees.

6. Election of 3 members to the Nomination Committee.

   In accordance with § 8 of the Articles, the members of the Nomination Committee shall consist of the Corporate Assembly's chairman and 3 members who are elected by the General Meeting. The Nomination Committee is chaired by the chairman of the Corporate Assembly.

7. Authorisation to the Board – purchase of own shares.

   Norske Skogindustrier ASA must continuously adjust the Company's capital structure to the Group's activity. In profitable periods, when the Group does not need the equity capital that has been raised by the Company or earned from the Company's operations, it will be appropriate to use this capital to reduce the number of outstanding shares. This can also be done to adapt the number of outstanding shares to the demand for the Company's shares.

The Board proposes that the General Meeting adopts the following resolution:

> *"That the Board be authorised to purchase own shares up to a par value of NOK 133,137,088, but in such a manner that no more than 10% of outstanding shares may be purchased at any time. The lowest and highest value for which the shares may be purchased is, respectively, NOK 25 and NOK 500. The Board is free to purchase and sell shares in the way the Board finds most suitable to the purpose, provided that the general principles of equal treatment of shareholders are respected. This authority is granted for a period of 18 months reckoned from 29 April 2002. This authority replaces, from this date, previously announced authorisations regarding purchase of own shares."*

Information:

Those shareholders wishing to attend the General Meeting, either in person or by proxy, must fill out and send in the notice of intention to attend, with any proxies, by 1500 hours on Wednesday 24 April 2002, to:

Custody Services in Nordea, telefax +47 22 48 63 49
or call:
Custody Services att. Berit Nestor, tel. +47 22 48 54 04
or by post to:
Nordea Bank Norge ASA, Custody Services, P.O. box 1166 Sentrum, N-0107 OSLO

Notice may also be given via Norske Skog's web site: www.norske-skog.com (can not be used in the case of proxies).

If such notice has not been received by the deadline, – in accordance with § 9 of the Articles – the person concerned can be refused admission to the General Meeting.

To be entitled to attend, the share must be registered in the name of the real owner with the Central Register of Securities (VPS), or the owners must in some other way have given notice and received approval of their purchase. In accordance with § 5 of the Articles, shares which have been transferred to a new owner are not vote-entitled until 8 days after their purchase has been notified to the Company.

Attendance and proxy forms are enclosed.

Admission cards will be issued at the door.

Light refreshments will be served after the General Meeting.

The Company's Annual Report and accounts, with the Auditor's Report for 2001, are contained in the Annual Report which has been sent to shareholders. Norske Skog's Annual Report for 2001 can also be accessed on the web site http://www.norske-skog.com

Lysaker, 12 April 2002

Ivar B. Korsbakken
Chairman of the Corporate Assembly

Norske Skog

NOTICE OF GENERAL MEETING
29 April 2002

An Ordinary General Meeting in Norske Skogindustrier ASA is to be held on Monday, 29 April 2002 at 1300 hours, at Rica Sjølyst Konferansesenter, Drammensveien 154, Skøyen, Oslo

✂ --

ATTENDANCE SLIP - Norske Skogindustrier ASA - Ordinary General Meeting

The Attendance slip must be returned to Nordea Bank Norge ASA no later than at 1500. hours 24 April 2002.
Address: Nordea Bank Norge ASA, Custody Services P.O.Box 1166 Sentrum, 0107 Oslo, Norway
Telefax +47 22 48 63 49.

The undersigned will attend Norske Skogindustrier ASA's Ordinary General Meeting on Monday, 29 April 2002 and

☐ vote for my/our shares

Number of shares on 8 April 2002:

☐ Vote for shares in accordance with proxy(ies) enclosed

__________ Date ____________________ Shareholder's signature

✂ --

PROXY - Norske Skogindustrier ASA - - Ordinary General Meeting

Shareholders unable to attend the Extraordinary General Meeting, may execute a proxy in the name of any other person. Shareholder may wish to empower.

The proxy must be returned to Nordea Bank Norge ASA no later than 1500. hours 24 April 2002.
Address: Nordea Bank Norge ASA, Custody Services, P.O. Box 1166 Sentrum, 0107 Oslo, Norway.
Telefax +47 22 48 63 49.

The undersigned shareholder in Norske Skogindustrier ASA hereby authorises:

☐ Ivar B. Korsbakken, Chairman of the Corporate Assembly

☐ Lage Westerbø, Chairman of the Board

☐ Jan Reinås, President and Chief Executive Officer

☐ Other person (name)____________________

to attend and vote on my/our behalf at Norske Skogindustrier ASA's Extraordinary General Meeting on Monday, 29 April 2002

Number of shares as of 8 April 2002:

__________ Date ____________________ Shareholder's signature